6/14

04030653

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tata Motors

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3768 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 6/14/04

TATA

TATA MOTORS









59th Annual Report 2003 - 2004





International Motor Shows


Kuala Lumpur Show 2003 – Malaysia
Riyadh Motor Show 2003
Geneva Motor Show 2004
TATA

Auto Expo 2004



Tata Motors displayed a range of new ready-to-market products and concepts spanning commercial vehicles and passenger cars at the Auto Expo 2004 in New Delhi. The new range symbolizes the Company's intent of consistently innovating its product offerings to cater to the growing passenger and freight transportation requirements of a rapidly developing nation.














TATA MOTORS



Towards globalisation - Acquisition of Daewoo Commercial Vehicle Co. Ltd. (DWCV)


DAEWOO
DWCV Joins Tata Motors
TATA




DAEWOO

The acquisition of DWCV is the largest investment by an Indian company in Korea and the largest by an Indian automobile company abroad.
DWCV- a wholly owned subsidiary of Tata Motors is Korea's second largest heavy truck maker with a modern plant in Gunsan that has an annual production capacity of 20,000 medium and heavy vehicles.


TATA


DAEWOO



Contents

ODD LOT SCHEME FOR SHAREHOLDERS FOR ORDINARY SHARES AND FRACTIONAL COUPONS TO THE WARRANTS

Having regard to the difficulties experienced by the shareholders in disposing of the physical shares held in small/odd lots and fractional coupons for the rights warrants, Tata Share Registry Ltd. has framed a scheme for the purchase of such shares/fractional coupons.

Any shareholder wishing to know the details of the scheme may kindly contact Tata Share Registry Ltd., Army Navy Building, 148, M G Road, Fort, Mumbai 400001.

Phone No.: 91-22-56568484 ext.: 239/242/243
Email: csg-unit@tatashare.com; oddlot@tatashare.com

Annual General Meeting on Thursday July 8, 2004 at Birla Matushri Sabhagar at 3.30 p.m.

Chairman's Statement

Dear Shareholder,

2003-04 has been a historic year for Tata Motors. It is a year in which the Company posted its highest-ever turnover, profits and vehicle sales volumes. A year in which the entire team has gained a tremendous sense of fulfillment, credibility–and, above all success. All of us feel a deep sense of appreciation towards you, our shareholders, who stood with us in troubled times and retained your faith in our Company's future.

The buoyancy in the Indian economy has been evident over the past two years with demand for products and services running high in most sectors. The automotive sector saw unprecedented levels of demand in both the commercial vehicle and passenger car segments. Overall vehicle sales increased by 36%. Our Company outperformed the market with total sales increasing by 43% in volumes. The Company was able to increase its market share in commercial vehicles by 3% and passenger vehicles by about 1%. But for some supply constraints, the Company could have achieved even higher levels of sales.

One of the major factors which has fueled the increase in market demand has undoubtedly been the very significant investment in the national road infrastructure, which has injected over Rs.16,600 crores into the economy by way of jobs, roadway equipment and road-building materials. The multiplier effect from this major public works project will be evident in the years ahead.

The efforts of the past few years in reducing costs, improving product quality and providing better customer support have begun to pay dividends. Our vehicles are better accepted, perform better and interaction with our customers get better support from most of our dealers. Nevertheless far more needs to be done to meet the standards achieved by the major global auto companies. The important fact is that there is far greater commitment towards achieving these goals than ever before.

During the year, Tata Motors has been vigorously pursuing the expansion of its business overseas. The important acquisition of Daewoo Commercial Vehicles Co. Ltd. in Korea, the supply of passenger cars to MG Rover in the U.K., the development of new markets and/or assembly bases in China, South Africa, Thailand and both East and West Europe, are all part of a major initiative towards the commitment the Company has made to establish a meaningful presence in selected international markets.

It is but natural to feel proud and euphoric in the wake of this year's excellent performance but it must be recognized and accepted that the automobile sector's business cycles are volatile. As I have said before, the commercial vehicle sector is one of the barometers of the economy of a country and we have in the past seen unprecedented growth in commercial vehicles in India and other parts of the world, followed by a collapse in demand. The passenger car sector is also cyclic and while this sector is showing growth today, it was only two years ago that this growth in passenger cars was flat. The Company is addressing this challenge by taking steps that will ensure viability even during downturns, through expansion in international markets and constant attention to holding fixed costs.

Another major concern is the significant price increase in the past year in major basic industrial materials like steel, aluminum and petroleum products. The enormous consumption of these materials and other commodities by China have resulted in global shortages and consequential price increases. The growing scarcity of coal, iron ore and fossil fuel energy resources can only intensify this price spiral. User industries will need to re-invent the way they conduct their business in order to survive. New materials, new processes and new manufacturing practices will be needed to keep user industries competitive in these changing times. Tata Motors will need to make these investments now if it is to safeguard its market position in India and to grow overseas.

Despite the concerns one may have on the shorter-term demand trends in India, there can only be a strong sense of optimism about India's future development and in the growth in per capita income which would reflect in increased demand for goods and services.

The low-end car which the Company is endeavoring to develop, should succeed in catering to the growing demand for affordably-priced personal and family transportation. If successful, the Company would have, once again, dared to demolish the shackles of tradition by breaking new ground and exploring new frontiers.

Events and achievements have given India international visibility and prominence in the recent past. We now have a platform from which to unleash the full potential of our nation and the full, unfettered capability of our people. We need to evolve a strong national spirit which would overshadow vested-interest agendas and create an environment of equal opportunity based on merit and ability, rather than influence, patronage and self-interest.

India's youth should be encouraged and empowered to make their contribution to the nation's development, particularly in the engineering and scientific space without being subordinated by their elders. We need to stand together, bury our communal and personal differences, consider ourselves as Indians first, and help build a strong unified nation, which will take its rightful place as a country that can stand up and be counted amongst the economically successful nations of our time.

Ratan N. Tata

June 5, 2004.

Chairman

DISTRIBUTION OF REVENUE 2003-04

(Rupees in Crores)


Materials Rs. 8483.37 (54.55%)
Shareholders Rs. 282.11 (1.81%)
Reserve Rs. 492.09 (3.16%)
Operation & Other Expenses Rs. 2079.51 (13.37%)
Depreciation & Amortisation Rs. 382.60 (2.46%)
Interest Rs. 161.26 (1.04%)
Taxes & Duties Rs. 2788.99 (17.93%)
Employees Rs. 882.49 (5.67%)

SOURCES OF REVENUE 2003-04

(Rupees in Crores)


Vehicle Sales Rs. 13331.87 (85.7%)
Vehicle Spare Parts Rs. 662.88 (4.3%)
Hire Purchase Rs. 139.95 (0.9%)
Exports Rs. 1041.71 (6.7%)
Others Rs. 317.11 (2.00%)
Dividend/Other Income Rs. 58.90 (0.4%)

NOTICE

NOTICE IS HEREBY GIVEN THAT THE FIFTY-NINTH ANNUAL GENERAL MEETING OF TATA MOTORS LIMITED will be held on Thursday, July 8, 2004 at 3.30 p.m., at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020 to transact the following business :-

1. To receive, consider and adopt the Audited Profit and Loss Account for the year ended March 31, 2004 and the Balance Sheet as at that date together with the Report of the Directors and the Auditors thereon.

2. To confirm the payment of Interim Dividend and to declare a dividend on Ordinary Shares.

3. To appoint a Director in place of Mr Ratan N Tata, who retires by rotation and is eligible for re-appointment.

4. To appoint a Director in place of Mr R Gopalakrishnan, who retires by rotation and is eligible for re-appointment.

5. To appoint a Director in place of Mr S A Naik, who retires by rotation and is eligible for re-appointment.

6. To appoint Auditors and fix their remuneration.

7. **Alteration of the Memorandum of Association of the Company**

   To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution :-

   "RESOLVED that pursuant to the provisions of Section 16 and other applicable provisions, if any, of the Companies Act, 1956, the Memorandum of Association of the Company be altered as follows:-

   For Clause V, substitute the following Clause:-

   'V. The Capital of the Company is Rs.400,00,00,000/- divided into 40,00,00,000 Ordinary Shares of Rs.10/- each.'"

8. **Alteration of the Articles of Association of the Company**

   To consider and, if thought fit, to pass with or without modification, the following resolution as a Special Resolution :-

   "RESOLVED that pursuant to the provisions of Section 31 and other applicable provisions, if any, of the Companies Act, 1956, the Articles of Association of the Company be altered as follows:-

   For Article 5, substitute the following Article:-

   '5. The Capital of the Company is Rs.400,00,00,000/- divided into 40,00,00,000 Ordinary Shares of Rs.10/- each.'"

EXPLANATORY STATEMENTS

The following Explanatory Statements, pursuant to Section 173 of the Companies Act, 1956 (the Act), set out all material facts relating to the business mentioned at Item Nos. 7 to 11 of the accompanying Notice dated May 19, 2004.

2. **Item Nos. 7 & 8** : The Authorised Capital of the Company as reflected in the Memorandum and Articles of Association of the Company is Rs.400,00,00,000 divided into 35,00,00,000 Ordinary Shares of Rs.10/- each and 5,00,00,000 Unclassified Shares of Rs.10/- each.

3. Pursuant to the powers delegated to the Board of Directors under Article 7 of the Articles of Association of the Company, the Board of Directors had, at its meeting held on July 21, 2003, re-classified the 5,00,00,000 Unclassified Shares in the Authorised Share Capital of the Company into 5,00,00,000 Ordinary Shares of Rs.10/- each which are *pari passu* with the existing Ordinary Shares of the Company.

4. Alterations are being made in Clause V of the Memorandum of Association and Article 5 of the Articles of Association of the Company to reflect the said re-classification of the Authorised Capital of the Company comprising of 40,00,00,000 Ordinary Shares of Rs.10/- each aggregating Rs.400,00,00,000 as indicated in the Resolution at Item Nos.7 and 8 of the Notice.

5. The Directors commend the Resolutions at Item Nos. 7 and 8 for acceptance. A copy of the Memorandum and Articles of Association of the Company together with the proposed alterations is available for inspection by the Members of the Company at its Registered Office between 11.00 a.m. to 1.00 p.m. on any working day of the Company.

6. **Item Nos. 9 to 11** : The members at the Annual General Meeting of the Company held on August 14, 2001, appointed Mr Ravi Kant as an Executive Director for a period of 5 years effective July 12, 2000. The members at the Extraordinary General Meeting held on March 27, 2002, appointed Mr Praveen P Kadle and Dr V Sumantran as Executive Directors for a period of 5 years w.e.f. October 31, 2001 and November 12, 2001 respectively and had also revised the terms of appointment of Mr Ravi Kant.

7. Taking into consideration their present salary, the improved performance and growth of the Company under their management and based on the recommendations of the Remuneration Committee, the Board of Directors at its meeting held on May 19, 2004, approved the revision in the salary as also the limits for perquisites and allowances in the terms of remuneration of the Executive Directors, subject to the approval of the Members. The Board of Directors is of the view that the increase in remuneration is commensurate with the responsibilities shouldered by the Executive Directors. The revised terms of remuneration of the Executive Directors (hereinafter referred to as "the Appointees") are as under:

   i. Remuneration :

      a. Salary : Upto a maximum of Rs.4,00,000/- per month with authority to the Board, which expression shall include a Committee thereof, to fix their salaries within the above maximum amount from time to time. The annual increment will be merit based and take into account the Company's performance.

      b. Incentive Remuneration : Upto 200% of salary to be paid at the discretion of the Board annually, based on certain performance criteria.

      c. Commission : Such remuneration by way of commission, in addition to the salary, incentive remuneration, if any, and perquisites and allowances payable, calculated with reference to the net profits of the Company in a particular financial year, as may be determined by the Board of Directors of the Company at the end of each financial year, subject to the overall ceilings stipulated in Sections 198 and 309 of the Act. The specific amounts payable to the Appointees will be based on certain performance criteria to be laid down by the Board and will be payable annually after the Annual Accounts have been approved by the Board of Directors and adopted by the Members.

d. Perquisites and allowances : In addition to the salary, incentive remuneration, if any, and commission payable, the Appointees shall also be entitled to perquisites and allowances like accommodation (furnished or otherwise) or house rent allowance in lieu thereof; house maintenance allowance, together with reimbursement of expenses or allowances for utilities such as gas, electricity, water, furnishings, repairs, servants' salaries, society charges and property tax; medical reimbursement, medical/accident insurance, leave travel concession for himself and his family; club fees and such other perquisites and allowances; in accordance with the rules of the Company or as may be agreed to by the Board of Directors and the Appointees; such perquisites and allowances will be subject to a maximum of 140% of their respective annual salaries.

- For the purposes of calculating the above ceiling, perquisites and allowances shall be evaluated as per Income-tax Rules, wherever applicable. In the absence of any such Rules, perquisites and allowances shall be evaluated at actual cost.
- Provision for use of Company's car for official duties and telephone at residence shall not be included in the computation of perquisites and allowances for the purpose of calculating the said ceiling.
- Company's contribution to Provident Fund and Superannuation Fund or Annuity Fund, to the extent these either singly or together are not taxable under the Income-tax Act, Gratuity payable as per the rules of the Company and encashment of leave at the end of the tenure shall not be included in the computation of limits for the remuneration or perquisites aforesaid.

ii. Minimum Remuneration : Notwithstanding anything to the contrary herein contained, where in any financial year during the currency of the tenure of the Appointees, the profits are inadequate, the Company will pay remuneration for a period not exceeding 3 years by way of salary, incentive remuneration, perquisites and allowances as specified above.

8. All other terms and conditions of the appointment of Mr Kant, Mr Kadle and Dr Sumantran as approved by the Members, will remain unchanged.

9. In compliance with the provisions of Sections 269, 309, 310 and 311 and other applicable provisions of the Act, the revised terms of Mr Kant, Mr Kadle and Dr Sumantran as per the terms and conditions contained in Item Nos.9 to 11 of the Notice and as per the draft agreements between the Company and the Executive Director(s) are now being placed before the Members in general meeting for their approval. The Directors commend the Resolutions at Item Nos. 9 to 11 for acceptance by the Members.

10. The draft Agreements between the Company and the Executive Director(s) are available for inspection by the Members of the Company at its Registered Office between 11.00 a.m. to 1.00 p.m. on any working day of the Company.

11. Mr Kant, Mr Kadle and Dr Sumantran are concerned or interested in Item Nos. 9 to 11 respectively of the Notice.

12. This may be treated as an abstract of the draft Agreements between the Company and the Executive Director(s) pursuant to Section 302 of the Act.

By Order of the Board of Directors

H K SETHNA
Company Secretary

Mumbai, May 19, 2004

Registered Office :
Bombay House
24, Homi Mody Street
Mumbai - 400 001

Information on Directors retiring by rotation seeking re-appointment at this Annual General Meeting

Particulars	***Mr Ratan N Tata***	***Mr R Gopalakrishnan***	***Mr S A Naik***
Date of Birth & Age	December 28, 1937 – 66 years	December 25, 1945 – 58 years	June 22, 1930 – 73 years
Appointed on	August 14, 1981	December 22, 1998	July 25, 2000
Qualifications	B.Sc. (Architecture) from Cornell University, USA, including 1 yr. at the Cornell Graduate School of Business Administration	B.Sc.(Physics), B.Tech (I.I.T.)	B.Sc., LLM
Expertise in specific functional areas	Eminent industrialist with wide business experience across a variety of industries.	Wide experience in Marketing and General Management.	Wide experience in the legal field.
Directorships held in other Public companies (excluding foreign and private companies)	Information Technology Park Ltd. Tata AutoComp Systems Ltd. Tata Chemicals Ltd. Tata Consultancy Services Ltd. Tata Industries Ltd. The Tata Iron and Steel Co. Ltd. Tata Sons Ltd. Tata Tea Ltd. The Bombay Dyeing & Mfg Co. Ltd. The Indian Hotels Co. Ltd. The Tata Power Co. Ltd. Videsh Sanchar Nigam Ltd.	Castrol India Ltd. ICI India Ltd. Idea Cellular Ltd. Rallis India Ltd. Sheba Properties Ltd. Tata AutoComp Systems Ltd. Tata Chemicals Ltd. Tata Honeywell Ltd. Tata Sons Ltd. Tata Technologies Ltd. Tata Teleservices Ltd. Tata Teleservices (Maharashtra) Ltd. The Tata Power Co. Ltd.	Saraf Sons (Traders) Ltd.
Memberships / Chairmanships of committees across public companies	***Audit*** Tata Consultancy Services Ltd. ***Remuneration*** Tata AutoComp Systems Ltd. Tata Motors Ltd. Tata Chemicals Ltd. The Tata Iron & Steel Co. Ltd. Tata Sons Limited The Indian Hotels Co. Ltd. Videsh Sanchar Nigam Ltd.	***Audit*** Castrol India Ltd. ICI India Ltd. Tata Chemicals Ltd. ***Remuneration*** Castrol India Ltd. – Chairman ICI India Ltd. Rallis India Ltd. Tata Chemicals Ltd. The Tata Power Co. Ltd. Tata Teleservices Ltd. ***Investors' Grievance*** Tata Motors Ltd.	***Audit*** Tata Motors Ltd. ***Remuneration*** Tata Motors Ltd. ***Investors' Grievance*** Tata Motors Ltd. – Chairman

FUNDS FLOW - LAST FIVE YEARS

(Rupees crores)

	2003-04	2002-03	2001-02	2000-01	1999-00
Sources of Funds					
1 Funds generated from operations					
A. Profit/(Loss) after tax (net of prior year adjustments)	**810.34**	300.11	(53.73)	(500.34)	71.20
B. Depreciation / Amortisation	**382.60**	362.13	354.68	347.37	342.61
C. Provision for diminution in value of investments (net)	**48.30**	26.00	—	—	—
D. Net deferred tax charge /(credit)	**386.00**	190.55	(55.48)	—	—
Total Profit/(Loss)	**1627.24**	878.79	245.47	(152.97)	413.81
2 Proceeds from Convertible Debentures converted into Ordinary Shares and premium thereon	**578.29**	0.01	415.51	—	—
3 Reduction in Working Capital	**450.08**	515.92	143.24	636.31	610.13
4 Investments sold (net of purchases and adjustment for diminution in value of investment)	—	—	166.01	—	—
	2655.61	1394.72	970.23	483.34	1023.94
Application of Funds					
1 Capital Expenditure (net)	**262.33**	248.65	207.03	186.82	281.45
2 Repayment of Borrowings (net of additional borrowings)	**198.54**	846.65	693.92	5.38	440.97
3 Investments made (net of sales)	**1833.27**	107.88	—	186.44	171.36
4 Dividends (including tax thereon)	**318.25**	144.30	—	—	78.03
5 Deferred Revenue Expenditure (net)*	**43.22**	47.24	69.28	104.70	52.13
	2655.61	1394.72	970.23	483.34	1023.94

* Including utilisation of Securities Premium Account towards Premium on Redemption of Debentures, Foreign Currency Convertible Notes and Rights / Foreign Currency Convertible Notes issue expenses

Figures for the previous years have been regrouped.

TATA

Directors' Report

TO THE MEMBERS OF
TATA MOTORS LIMITED

The Directors present their Fifty-ninth Annual Report and the Audited Statement of Accounts for the year ended March 31, 2004.

2 FINANCIAL RESULTS

		Financial Year	
		2003-04	2002-03
		(Rs. in crores)	(Rs.in crores)
(i)	Gross Revenue	**15493.52**	10840.70
(ii)	Net Revenue (excluding excise duty)	**13223.22**	9096.91
(iii)	Total Expenditure	**11341.42**	7957.50
(iv)	Operating Profit	**1881.80**	1139.41
(v)	Other Income	**58.90**	18.04
(vi)	Profit before Interest, Depreciation & Amortization	**1940.70**	1157.45
(vii)	Interest		
	(a) Gross Interest	**206.65**	319.87
	(b) Adjustment/Transfer to Capital Account	**(45.39)**	(40.92)
	(c) Net Interest	**161.26**	278.95
(viii)	Cash Profit	**1779.44**	878.50
(ix)	Product Development Expenses	**51.64**	-
(x)	Depreciation/Amortisation	**382.60**	362.13
(xi)	Profit for the year before extra-ordinary/ exceptional items	**1345.20**	516.37
(xii)	Extra-ordinary/Exceptional items	**52.86**	6.00
(xiii)	Profit Before Tax	**1292.34**	510.37
(xiv)	Provision for Taxation		
	(a) Current (Net of Provisions written back)	**96.00**	19.71
	(b) Deferred (includes Provisions for earlier years)	**386.00**	190.55
(xv)	Profit After Tax	**810.34**	300.11
(xvi)	Investment Allowance (utilized) Reserve Written Back	**-**	0.90
(xvii)	Balance Brought Forward from Previous Year	**123.71**	-
(xviii)	Amount Available for Appropriations	**934.05**	301.01
APPROPRIATIONS			
(a)	General Reserve	**250.00**	33.00
(b)	Dividend		
	Interim	**139.95**	-
	Final	**142.16**	127.91
(c)	Tax on dividend		
	Interim	**17.93**	-
	Final	**18.21**	16.39
(d)	Balance carried to Balance Sheet	**365.80**	123.71


GROWTH OF INDEX OF INDUSTRIAL PRODUCTION AND INDIA'S GDP GROWTH RATE
(Percentage)
00 01 02 03 04
— GIP — GDP


TURNOVER, EBIDTA AND PAT AS A % OF TURNOVER
(Rs. in crores)
(Percentage)
00 01 02 03 04
NET INCOME — EBIDTA MARGIN
EXCISE DUTY — PAT AS A % OF TURNOVER

DIVIDEND

3 The Directors propose payment of a final dividend of Rs. 4/- per share on 35,29,58,130 Ordinary Shares fully paid up on March 31, 2004 and any further shares that may be allotted by the Company on conversion of Notes or exercise of rights Warrants prior to June 24, 2004 (being the beginning date of book closure period for the purpose of dividend entitlement) for the year 2003-04. In view of the continued strong financial performance and keeping in mind the support and understanding of the shareholders during the Company's two most difficult years when no dividend could be paid, the Board of Directors had, at its meeting held on January 22, 2004, declared a maiden interim dividend of Rs. 4/- per share. Consequently, the total dividend for the year, (subject to approval of the final dividend by the Members at the Annual General Meeting), would be Rs. 8/- (previous year Rs. 4/-) per share.

OPERATING RESULTS AND PROFITS

4 Strong economic growth, low interest rates and continued focus on several measures undertaken by the Company like new product introductions, aggressive marketing efforts, cost cutting and quality and process improvements have all resulted in the Company achieving its best performance yet, with sales volumes, in both domestic and international markets, and profits touching new peaks. The Company also achieved a significant landmark when it sold its 3 millionth vehicle and its 500,000th passenger vehicle during the year. It also became the first Indian automobile company to acquire an overseas vehicle manufacturing company.

Overall sales volumes at 314,259 and turnover at Rs.15,552.42 crores were both around 43% higher than in 2002-03 and the Company retained its position as the largest Indian automotive company in terms of revenues. It remained the No.1 commercial vehicle manufacturer with an enhanced market share and the No. 2 passenger vehicle manufacturer in India. Export volumes at 22,046 vehicles were 124.8% higher than the previous year and also surpassed the previous high of 16,684 vehicles achieved in 1995-96. Operating Profit at Rs.1881.80 crores, increased by 65.2% over the previous year. EBITDA margin at 14.6% was also better than 12.7% achieved in 2002-03. The Profit Before Tax was at Rs. 1,292.34 crores as compared to Rs. 510.37 crores in 2002-03 outperforming the previous high PBT of Rs.1,000.46 crores achieved in 1996-97. After providing for current and deferred taxes, the Profit After Tax was Rs. 810.34 crores, (Rs.300.11 crores) setting a new record from the previous high of Rs.762 crores achieved in 1996-97.

COMMERCIAL VEHICLES

5 The Company's domestic commercial vehicles sales at 152,195 vehicles grew by 44% as against an industry growth of 36%. Consequently, the Company

strengthened its market leadership with a significant market share gain to 58.5% from 55.5%. Several initiatives such as the introduction of the **EX** range of commercial vehicles, a new pickup with better fuel efficiency and higher reliability, increase in the distribution network and extensive deployment of new sales and service processes have all contributed to the Company's commercial vehicles growth during the year. Additionally, specific transportation solutions were created for the cement industry as also fully built bus business was enhanced.



COMMERCIAL VEHICLE SALES AND MARKET SHARE
(Numbers in '000)
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The Company sold 10,953 commercial vehicles in the international markets which represented a growth of 54.3% and 6.7% of the total commercial vehicle sales for the year. After careful evaluation, a few select countries have been identified for focused marketing efforts to give a boost to the international business for commercial vehicles. Relevant products, a new organisational structure and strategic plan including service support, appropriate to the market are being put in place.

A major step towards globalisation was achieved with the acquisition by the Company of Daewoo Commercial Vehicle Company Limited (DWCV) at Gunsan in the Republic of South Korea. DWCV, a profitable company, was acquired for a total price of KRW 120.642 billion (approximately US $ 102 million or Rs. 465 crores) which includes the perpetual, exclusive and royalty-free use of the Daewoo trademark in the Korean and overseas markets. This acquisition is expected to accelerate the introduction of commercial vehicles with higher power to weight ratio in India and international markets. The Company would also provide support to DWCV in strengthening its position in the Korean market with the introduction of medium commercial vehicles and the facilitation of increased exports from DWCV.

The Company has recently been focusing on its revenue generation from non-vehicular business where it entered into new areas like Reconditioning, Annual Maintenance Contracts, etc. which grew by 20% during the year.

All of the Company's plants have achieved the TS16946 quality certification.

PASSENGER VEHICLES

6 The Company's domestic sales of passenger vehicles continued to grow achieving a volume of 140,018 cars, a growth of 34% in an industry that has grown by 27%. The Company consequently to increased its market share to 15.5% from 14.7%.



PASSENGER VEHICLE SALES AND MARKET SHARE
(Numbers in '000)
(Percentage)
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The Company's achieved sales of 108,166 cars breaking the 1,00,000 cars barrier this year. The **Indigo** became the best selling car in its class in 2003 calendar year and achieved a sales volume of nearly 28,000 vehicles for 2003-04. Over 80,000 **Indicas** were sold during the year with cumulative sales crossing 3,00,000 cars. The new face lifted model of the **Indica V2** launched during the year has received an enthusiastic response from the market.

EXPORTS (FOB) VALUE AND NUMBERS


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(Rs. in crores)
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PRODUCT MIX (VOLUMES)


100
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COMMERCIAL VEHICLES
PASSENGER VEHICLES

The Company's UVs also recorded their best sales in the last six years at 31,852 vehicles representing a growth of 28.4% over the previous year despite strong competition and new model launches by the competitors. With the launch of a more fuel efficient **Spacio**, the **Sumo** range grew by 29% over he previous year with a sale of over 28,000 vehicles while the **Safari** grew by 18% over last year with a sale of nearly 3,700 vehicles. Cumulative sales of the **Sumo** crossed the 2,50,000 mark during the year. The Company launched a 135 HP petrol engine **Safari** that has enhanced the appeal of the product line, and has enabled the **Safari** to top the list among UVs in the JD Power APPEAL Survey 2003.

The Company's products continued to be appreciated by auto critics and customers alike. **Indica** continues noted amongst the most trusted brands and was also recognised as one of the most enduring brands to have been created in the last 7 years. The Company's advertising and communication won critical acclaim in the industry.

The Company continued its efforts to improve the customer experience around its products with a strengthening of its sales and service network. Initiatives in the areas of training, institutionalization of common dealer standards and a comprehensive customer connect programme improved customer satisfaction ratings for the Company for the third consecutive year. The Company continues to offer the second largest service network in the country.

The Company exported 11,093 passenger vehicles during the year which was more than four times the previous years' volume and was 7.3% of the Company's passenger vehicles sales for the year. Pursuant to signing of the long term supply agreement with MG Rover UK, the Company commenced supplies of the CityRover car to MG Rover from September 2003. During the year, the Company exported over 6,600 CityRover cars. Direct exports of more than 1900 vehicles to various European Countries were also made during the year.

The Company's Passenger Car business was awarded the ISO 9001 certification for quality and the ISO 14001 certification for environmental management.

AUTO EXHIBITIONS & AWARDS

7 The Company participated at the AutoExpo 2004 in January where it launched a new facelift of the **Indica** and also unveiled a new estate version of the **Indigo - the Marina**. Commercial vehicle transportation solutions were also exhibited at the show.

Participation at international auto shows continued with the Company unveiling the **Indigo Advent**, a concept cross-over at the Geneva Auto Show in March.

The Company's passenger cars continue to receive recognition for their contribution to Indian automotive design and technology. During the year, the Company received the CSIR Diamond Jubilee Technology Award for the development of the **Indica** and the Business World-NID design Excellence Award for design, development and productionisation of the **Indica.**

CUSTOMER FINANCING

8 The Company intends to expand its vehicle financing activities to capture the significant potential for the value add from this business and to support its vehicle sales. As part of its efforts in this business, the Company entered into a joint marketing arrangement has been established with Tata Finance Limited (TFL) through which the Company's Bureau of Hire Purchase and Credits (BHPC) and the asset financing division of TFL approach the market with a common marketing front under the brand of **'Tata Motors Finance'** (TMF). This has resulted in a growth of 53%, 47,553 vehicles financed during the year, and an improvement in the market share to 16.3% from 14.7%. Combined disbursements during the year at around Rs. 2,300 crores increased by 43%.

HUMAN RESOURCES & INDUSTRIAL RELATIONS

9 During the year, the Company signed a 3-year Wage settlement with its Union at Pune. The wage agreement became effective from October 1, 2003 and includes payments linked to quality. This would not have been possible without the constructive role, understanding and the support of the Unions.

Cordial Industrial Relations and improvements in productivity were maintained at all of the Company's plants & offices and the management appreciates the support of the Unions in achieving this.

10 An Early Separation Schemes for the bargainable workforce, were implemented by the Company and some of its subsidiaries, consequent to which 343 employees locations and 48 employees in the subsidiaries were separated..

The permanent employee strength of the Company as on March 31, 2004 was 21,271 while that of the Company's subsidiaries as on March 31, 2004 was 2,184.

11 The Company received commendation as one of the "Best Employers" in the country in a survey carried out by Hewitt Associates & Business Today. The Company's Jamshedpur plant also received recognition from CII Eastern Region for "Best Practices in Industrial Relations".

GLOBAL COMPACT AND COMMUNITY INITIATIVES

12 Being a signatory to the United Nations' Global Compact, the Company has taken various community and social initiatives on human rights, labour *standards* and environment to ensure compliance with the principles of *The Global Compact* in letter and spirit. Through its various community centers as also jointly with the Tata Council for Community Initiatives, the Company continues its active roll in community development serving rural communities surrounding the Company's Jamshedpur, Pune and Lucknow



PROFITS
2100
1800
1500
1200
900
600
300
0
-300
-600
(Rs. in Crores)
00
01
02
03
04
EBITDA
PBT
PAT



EMPLOYEES AND TURNOVER PER EMPLOYEE
40
30
20
10
0
60
45
30
15
0
(Rs. in Thousands)
(Rs. in Lakhs)
00
01
02
03
04
EMPLOYEES
TURNOVER PER EMPLOYEE


CASH GENERATED FROM OPERATIONS
3000
2500
2000
1500
1000
500
0
(Rs. in crores)
00
01
02
03
04


BORROWINGS (NET OF SURPLUS CASH) AND INTEREST AS A % OF SALES
3600
2900
2200
1500
800
100
-600
(Rs. in crores)
8
6
4
2
0
(Percentage)
00
01
02
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BORROWINGS (NET)
INTEREST AS % OF SALES

works. Some of the significant new initiatives taken up by the Company during the year were:

- undertaking an integrated water shed development programme covering 600 hectors for soil and moisture conservation, afforestation, wasteland development and agro-based activities benefiting residents of 12 villages in east Singhbhum, Jharkhand.
- construction of village ponds and supply of drinking water to Varale village in Maharashtra which was affected by the drought benefiting 17 villages in Maharashtra.
- Constructing community irrigation wells, drinking water wells, gobar gas plants and other basic facilities in some of the villages surrounding the works at Pune, Maharashtra.
- conducting programmes for women's empowerment where young girls and women are trained in the basics of self-defense, interpersonal relationship, personality development and other useful skills to enable them to be self-reliant at Alipur and Bibipur in Uttar Pradesh.
- promoting a new society 'Prabuddh Shram Samvida Sahkari Samiti' to encourage development of rural people in Jainabad, Uttar Pradesh.

These and other continuing initiatives have been recognized at the national level by the World Environmental Foundation in 2003, when the Company was awarded the 'Golden Peacock Environment Management Award'.

FINANCE

13 Convertible and Non-Convertible Debentures

The status on utilization of the Company's Rights Issue of simultaneous but unlinked Convertible Debentures (CDs) and Non-Convertible Debentures (NCDs), both with Warrants attached aggregating Rs.979 crores is given below:

Objects	Planned in the Financial year 2001-02 to 2003-04 Rs. in crores	Actual upto March 31, 2004 Rs. in crores
Capital expenditure, Product development expenditure and strategic investments	780	576
Prepayment/Repayment of borrowings	527	560
Total	1307*	1136*

* This is to be funded by proceeds of the Rights Issue to the extent of Rs. 979 crores (including Warrants proceeds of Rs. 307 crores) and the balance of Rs. 328 crores through internal accruals over the period 2001-02 to 2003-04.

The exercise of Warrants issued along with the CDs and NCDs in December 2001, commenced from June 6, 2003, at a conversion price of Rs.120/- per warrant. As at March 31, 2004, 1,91,98,833 Warrants representing 75.1% of the total warrants have been exercised into equivalent number of shares. The last date for the exercise of the Warrants is September 30, 2004. The Company also exercised its Call Option on the NCD's and redeemed the same on December 6, 2003.

14 **Foreign Currency Convertible Notes**

In July 2003, the Company accessed the international financial markets through an offering of 1% Convertible Notes due 2008 for US $90 million (with an over-allotment option of US $10 million) which was oversubscribed. The Notes have been listed on the Luxembourg Stock Exchange. The Notes which were issued on July 31, 2003 are convertible into either Ordinary Shares or Global Depositary Shares (GDSs) representing Ordinary Shares of the Company at a price of Rs.250.745 per share. The Notes would be redeemed on July 31, 2008 at a premium of 16.824% of the outstanding principal amount plus any accrued or unpaid interest as of that date. As at March 31, 2004, US $ 75.913 million of the aggregate amount of US $ 100 million stands converted into shares.

A second offering of Convertible Notes was made on April 20, 2004 for an aggregate amount of US$ 400 million in two tranches viz. (i) Zero Coupon Convertible Notes of US$100 million due in April 2009 and (ii) 1% Convertible Notes of US$300 million due in April 2011. The Notes have been listed on the Singapore Stock Exchange. This issue represents the first ever multi-tranche convertible offering by an Indian company, with tranche 1 having an aggressive yield structure and tranche 2 achieving highest conversion premium of 60% for an Asian convertible offering.

The funds raised from these two offerings would be utilized in funding international acquisitions and/or strategic alliances, including refinancing the acquisition of DWCV, and for the Company's ongoing product development and capital expenditure programmes which are expected to aggregate approximately Rs. 6,000 crores over the next five years.

15 As a result of the conversion of Warrants and the 1% Convertible Notes (due 2008) during the year, the Share Capital of the Company has increased to Rs.356.83 crores from Rs.319.83 crores and the Securities Premium Account has increased net of deductions, to Rs. 1681.34 crores from Rs. 1191.14 crores in the previous year.

16 The Companys performance during the year and its prudent fiscal management has enabled it to improve its ratings. The rating for local currency borrowing has been upgraded from AA to AA+ by ICRA and the rating of AA from CRISIL has been maintained. The foreign currency borrowing rating of the Company stands at BB with a stable outlook (Standard and Poors) and Ba2 with a positive outlook (Moody's).

INFORMATION TECHNOLOGY INITIATIVES

17 The Company considers information technology support as a key factor to its strategy for growth. During the year, the Company upgraded its


DEBT EQUITY RATIO AND
DEBT (NET OF CASH) EQUITY RATIO
1.0
0.8
0.6
0.4
0.2
0.0
-0.2
(Number of Times)
00
01
02
03
04
— DEBT EQUITY RATIO
— DEBT (NET OF CASH) EQUITY RATIO


INVENTORY AND RECEIVABLES
80
60
40
20
0
(No. of Days)
00
01
02
03
04
INVENTORY
RECEIVABLES (EXCLUDING HP DEBTORS)

CAPITAL EMPLOYED AND RETURN ON CAPITAL EMPLOYED


(Rs. in crores)
(Percentage)
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CAPITAL EMPLOYED
— ROCE

SAP-ERP platform and has been utilising IT to support its customer focus through a Customer Relationship Management (CRM) which would enable the Company to better understand and service its customers and retain its important customers by building and nurturing relationships. E-sourcing was extensively deployed during the year and has become a benchmark in India as well as in the automotive industry and has contributed greatly to the Company's efforts at cost reduction.

18 **SUBSIDIARY AND ASSOCIATE COMPANIES**

Subsidiary companies

For the financial year ended March 31, 2004, all of the Company's subsidiaries with the exception of TAL Manufacturing Solutions Ltd. have significantly improved on their financial performance and profitability. A brief profile of the subsidiary companies and their main financial parameters for 2003-04 are provided below:

Telco Construction Equipment Company Limited (Telcon) is engaged in the business of manufacturing and sale of construction equipment and allied services in which the Company along with its subsidiary Sheba Properties Ltd. has 80% holding and Hitachi Construction Machinery Company Limited, Japan, holds 20%. With the increase in economic activity especially in the infrastructure sector, Telcon recorded its best performance to date, having sold 1,989 units (1488 machines in 2002-03) with a turnover of Rs. 730.73 crores (Rs. 556.52 crores) and a Profit After Tax of Rs. 20.67 crores (Rs. 4.13 crores). The Board of Telcon declared a maiden dividend of Rs.0.50 per share.

NET BLOCK AND ASSET TURNOVER RATIO


(Rs. in crores)
(Number of Times)
4000
3500
3000
2500
2000
1500
1000
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4.5
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3.5
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00
01
02
03
04
NET BLOCK
— ASSET TURNOVER RATIO

Tata Technologies Limited (TTL) is a wholly owned subsidiary company in which the Company holds 95.38% shares and its wholly owned subsidiary **Tata Technologies, USA,** (TTUS) are in the business of computer based designed and engineering solutions to the manufacturing sector in general, and the automotive industry in particular, and providing information technology services. TTL recorded a turnover of Rs. 132.94 crores (Rs. 93.16 crores) and a Profit After Tax of Rs. 6.88 crores (Rs. 7.70 crores). The turnover of TTUS was US $ 9.1 million or Rs.41.49 crores (US $2.9 million or Rs.14.32 crores) and a PAT of US $247950 or Rs.1.05 crores (Loss of US $ 917867 or Rs. 4.39 crores)

TAL Manufacturing Solutions Limited (TAL) which is a 100% owned subsidiary of the Company is engaged in the business of providing factory automation solutions and design and manufacture of a wide range of machine tools. Due to the continued cheaper import of capital goods, the performance of TAL continues to be disappointing and losses in this company have not been arrested. During the year, TAL recorded a turnover of Rs.76.51 crores (Rs. 63.01 crores) and a loss of Rs. 33.19 crores (Loss of Rs.28.20 crores). Due to the continued losses of TAL, the Company has now made a further provision of Rs. 49 crores during the current financial year.

While the management of TAL is taking steps for its revival, the Company is also looking at various options in restructuring of TAL so that its losses can be quickly arrested.

HV Transmissions Limited (HVTL) and **HV Axles Limited** (HVAL) are 100% subsidiary companies engaged in the business of manufacture of Gear Boxes and Axles respectively for Heavy and Medium Commercial Vehicle applications. With the Company's M/HCV sales, HVTL and HVAL have recorded significant improvement in their financial and operational performance. During the year, both the companies undertook a financial restructuring whereby, pursuant to the Orders dated November 7, 2003 of the High Court having Judicature at Mumbai, the balance of Miscellaneous Expenditure and the debit balance of the Profit and Loss Account as on April 1, 2004 aggregating to Rs. 35.56 crores of HVTL and Rs.23.54 crores for HVAL was set off against their respective Securities Premium Account. With this, HVTL and HVAL would be able to more appropriately reflect their future earnings and performance and also enhance shareholder returns. HVTL recorded a turnover of Rs.106.82 crores (previous year Rs. 90.93 crores) and a PAT of Rs.17.33 crores (Rs.4.65 crores). HVAL recorded a turnover of Rs.117.63 crores (Rs. 99.09 crores) and a PAT of Rs. 29.69 crores (Loss of Rs.0.15 crores). The Boards of both HVTL and HVAL have declared maiden dividends of Rs. 1.50 per share for these Companies.

Sheba Properties Limited is a 100% owned investment company. The income of the company was Rs. 1.90 crores (Rs.4.63 crores) and PAT was Rs. 1.37 crores (Rs. 0.70 crores).

Telco Dadajee Dhackjee Limited (TDDL) is a subsidiary in which the Company along with its subsidiary Sheba Properties Limited held 81.04% owns a property in South Mumbai which is being developed as a Showroom. The income of TDDL was Rs.1.11 crores (Rs.1.65 crores) and PAT was Rs.0.62 crores (Rs. 0.92 crores)

Minicar (India) Limited, a 100% subsidiary, owns a property in Central Mumbai which has been developed as a Service Centre for the Company's vehicles. Minicar recorded an income of Rs. 0.87 crores (Rs. 0.83 crores) and a PAT of Rs.0.46 crores (Rs.0.41 crores). Minicar and Concorde Motors Limited, (Concorde) an associate of the Company which runs dealerships for the Company's passenger vehicles, have entered into a Scheme of Arrangement whereby, the name of Minicar would be changed to Concorde Motors (India) Limited and the sales and service business of Concorde would be demerged into Minicar. As the petition of these companies is currently pending with the High Courts having Juridicature at Mumbai and Delhi, the financial performance of Minicar does not reflect the effect of the proposed demerger.

Daewoo Commercial Vehicle Company Limited (DWCV), of South Korea, became a 100% subsidiary of the Company with effect from March 30, 2004. DWCV, which was established in November 2002 under a

R & D EXPENDITURE AND AS A % OF TURNOVER


160
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80
40
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2.0
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(Rs. in crores)
(Percentage)
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R & D EXPENDITURE
AS % OF TURNOVER

SALE OF VEHICLE SPARE PARTS


700
600
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(Rs. in crores)
00
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CURRENT RATIO


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DIVIDEND (%), EPS AND PAYOUT RATIO


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EPS (Rs.)
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Corporate Reorganisation Plan was under the Receivership of the Incheon District Court prior to its acquisition and, is engaged in the business of manufacturing heavy vehicles such as cargo trucks, dump trucks, tractor trailers and special purpose vehicles mixers between 15T GVW and 45 T GCW. It is Korea's second largest heavy truck manufacturer, with a market share of 26% in this segment. For the year ended December 31, 2003, DWCV recorded a turnover of KRW 265.545 billion (US $ 221.7 million or approximately Rs. 969 crores) and a PAT of KRW 6.476 billion (US $ 5.41 million or approximately Rs. 24 crores).

Associate Companies

As on March 31, 2004 the Company had the following associate companies:

Tata Cummins Ltd., in which the Company has 50% shareholding along with Cummins Engine Co. Inc. USA which holds the balance, is engaged in the manufacture and sale of high horse power engines used in the Company's range of M/HCVs.

Tata AutoComp Systems Ltd. (TACO) is a holding company for promoting domestic and foreign Joint Ventures in auto components and systems and is also engaged in engineering services, supply chain management and after market operations for the auto industry. The Company's shareholding in TACO is 50%.

Tata Precision Industries Pte. Ltd., Singapore, in which the Company has 49.99% shareholding is engaged in the manufacture and sale of high precision tooling and equipment for the computer and electronics industry.

Concorde Motors Ltd. in which the Company holds 49% equity, is engaged in the retailing and after-sales service and spares of passenger vehicles manufactured by the Company.

Nita Co. Ltd., Bangladesh, in which the Company holds 40% equity is engaged in the assembly of TATA vehicles for the Bangladesh market.

Tata International Limited in which the Company alongwith it's subsidiary Sheba Properties Limited holds 20.34% equity is the exporting arm of the Tata Group and is also engaged in the leather business.

Tata Finance Limited is a Non-Banking Finance Company in which the Company alongwith it's subsidiary Sheba Properties Limited had a shareholding of 29.67% till October 6, 2003 when it ceased to be an associate company.

In accordance with the Statement of Accounting Standard on Consolidated Financial Statements (AS 21) and the Accounting Standard on Accounting for Investments in Associates (AS 23) issued by the Institute of Chartered Accountants of India, the above mentioned subsidiaries and associates have been considered in the Consolidated Financial Statements of the Company. As may be seen from the consolidated statements, the consolidated turnover for the year ended March 31, 2004 is Rs. 16,341.04 crores (Rs. 11,448.01 crores) and Profit for the Year is Rs. 915.29 crores (Rs. 297.12 crores).

The Company has applied to the Central Government under Section 212(8) of the Companies Act, 1956, seeking an exemption from attaching a copy of the Balance Sheet, Profit and Loss Account, Director's Report and Auditors' Report of the subsidiary companies and other documents required to be attached under Section 212(1) of the Act to the Balance Sheet of the Company and the said approval is expected shortly. Accordingly, the said documents are not being attached with the Balance Sheet of the Company. A gist of the financial performance of the Subsidiaries is contained in the report. The Annual Accounts of the subsidiary companies (with the exception of DWCV whose financial year end on December 31, 2003 when it was not a subsidiary of the Company) are open for inspection by any member/ investor and the Company will make available these documents/details upon request by any Member of the Company or it's subsidiaries interested in obtaining the same.



BOOK VALUE PER SHARE
(Rupees)
150
125
100
75
50
25
0
00
01
02
03
04

ENERGY, TECHNOLOGY & FOREIGN EXCHANGE

19 Details of energy conservation and research and development activities undertaken by the Company along with the information in accordance with the provisions of Section 217(1)(e) of the Companies Act, 1956, read with the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988, are given as an Annexure to the Directors' Report.

DIRECTORS

20 In accordance with the requirements of the Companies Act, 1956 and Articles of Association of the Company, Mr. Ratan N Tata, Mr. R Gopalakrishnan and Mr. S A Naik are liable to retire by rotation and are eligible for re-appointment.

CORPORATE GOVERNANCE

21 A separate section on Corporate Governance forming part of the Directors' Report and the certificate from the Company's auditors confirming the compliance of conditions on Corporate Governance as stipulated in Clause 49 of the listing agreement is included in the Annual Report.

PARTICULARS OF EMPLOYEES

22 Information in accordance with sub-section (2A) of Section 217 of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975, and forming part of the Directors' Report for the year ended March 31, 2004, is also given as an Annexure to this Report.



SHAREHOLDERS' FUND AND MARKET CAPITALISATION
(Rs. in Crores)
18000
16000
14000
12000
10000
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2000
0
00
01
02
03
04
SHAREHOLDERS' FUND
MARKET CAPITALISATION

AUDIT

23 Messrs A.F. Ferguson & Company and Messrs S.B. Billimoria & Company, who are the Statutory Auditors of the Company hold office until the ensuing Annual General Meeting. It is proposed to re-appoint them to examine and audit the accounts of the Company for the Financial Year 2004-05. Messrs A.F.Ferguson & Co. and Messrs S. B. Billimoria & Co. have, under Section 224(1) of the Companies Act, 1956, furnished certificates of their eligibility for re-appointment.


NUMBER OF SHAREHOLDERS
AND NUMBER OF SHARES
(In Thousand)
(In Crores)
300
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00
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SHAREHOLDERS
SHARES

Cost Audit

24 As per the requirement of the Central Government and pursuant to Section 233B of the Companies Act, 1956, the Company carries out an audit of cost accounts relating to motor vehicles every year. Subject to the approval of the Central Government, the Company has appointed M/s Mani & Co. to audit the cost accounts relating to motor vehicles for the Financial Year 2004-05.

25 **DIRECTORS' RESPONSIBILITY STATEMENT:**

Pursuant to Section 217 (2AA) of the Companies Act, 1956, the Directors, based on the representation received from the Operating Management, confirm that:-

i. in the preparation of the annual accounts, the applicable accounting standards have been followed and that there are no material departures;

ii. they have, in the selection of the accounting policies, consulted the Statutory Auditors and have applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period;

iii. they have taken proper and sufficient care, to the best of their knowledge and ability, for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

iv. they have prepared the annual accounts on a going concern basis.

ACKNOWLEDGEMENTS

26 The Directors wish to convey their appreciation to all of the Company's employees and the employees' Unions for their enormous personal efforts as well as their collective contribution to the Company's record performance. The Directors would also like to thank, shareholders, customers, dealers, suppliers, bankers, and all the other business associates for the continuous support given by them to the Company and their confidence in its management.

On behalf of the Board of Directors

RATAN N. TATA
Chairman

Mumbai, May 19, 2004

Annexure to the Director's Report

(Additional information given in terms of Notification 1029 of 31-12-1988 issued by the Department of Company Affairs)

A. Conservation of Energy

The Company has always been conscious about the need for conservation of energy. Energy conservation measures include installation of an intermediate controller for compressed air networks, use of additive fuels and installation of removable insultation covers for values replacement of paper die electric capacitors with all polypropylene capacitors at furnace. These measures have resulted in cost savings for the Company.

B. Technology Absorption

The Company has initiated a program to transform its range of its Commercial Vehicles to meet the future needs of the evolving market by providing a strong value proposition for its customers. As a part of this program a new range of cabins is being designed with contemporary styling features benchmarked against international manufacturers and reflecting the Company's brand identity. The Company has taken up the styling of the cabins in association with a reputed design firm M/s Stile Bertone, Italy.

All of the Company's CV engines are compliant with Bharat Stage II (equivalent to Euro II) emission norms and are being upgraded to meet the more stringent Bharat Stage III (equivalent to Euro III) emission levels that have been mandated for introduction in April 2005 in select cities in the country.

Petrol and diesel engines for the **Indica** platform with enhanced performance meeting Euro III with EOBD (European On-Board Diagnostics) have been developed. Further work has been taken up for meeting Euro IV emission norms with common rail technology for diesel engines. In case of petrol engines, additional projects are underway to meet Euro IV emission norms.

The Company's engines for genset applications have been upgraded and productionised to meet newly introduced Central Pollution Control Board emission norms that became effective from January 1, 2004.

During the year the Company spent Rs. 151.88 crores on Research and Development activities which was 0.98% of its turnover (net of excise)

Technology Imported during the last five years

	Technology for	Imported from	Year of Import	Status
(a)	Design & Styling of Sedan/ Estate variants of passenger car platform	Institute of Development in Automotive Engineering, S.p.A, Italy	2000-01	Production commenced for Sedan. New Estate ready for production and launch.
(b)	Design and Development of modular Cabs for Commercial vehicles	Stile Bertone, Italy	2002-03	Under implementation
(c)	Design & Development of passenger vehicles S.p.A, Italy	Institute of Development in Automotive Engineering,	2003-04	Under implementation
(d)	Direct injection Common Rail Euro IV engines for passenger vehicles	AVL List GmbH, Austria Delphi Diesel System, France	2003-04	Under implementation

C. Foreign Exchange Earnings and Outgo

	Rs. in crores
Earnings in foreign exchange	1016.64
Expenditure in foreign currency (including dividend remittance)	490.39

MANAGEMENT DISCUSSION AND ANALYSIS

I. Business Overview

The Company is in the automotive business and is the only manufacturer in India making a comprehensive range of automobiles viz. Heavy, Medium and Light Commercial Vehicles, Utility Vehicles and Passenger cars.

With all economic fundamentals of the country recording significant growth during 2003-04, the automotive industry has been in high gear with all categories of vehicles registering robust year-on-year growth. The Indian four-wheeler industry entered the select band of countries that have crossed an annual volume of a million units. With the road and other infrastructure poised for accelerated development as well as penetration of personalised transport poised to increase with increasing disposable incomes and lower cost of funds, the potential of growth for the automobile industry is considered good.

The Company, with its record performance of 314,259 units now contributes to almost a quarter of the country's four wheeler sales as tabulated below:

Category	Industry sales (including Exports) (Nos.)			Company sales (including Exports) (Nos.)			Company share (including Exports) %	
	2003-04	2002-03	% growth	2003-04	2002-03	% growth	2003-04	2002-03
Commercial Vehicles	277,572	202,937	36.8	163,148	112,997	44.4	58.8	55.7
Passenger Vehicles	10,30,068	779,203	32.2	151,111	106,862	41.4	14.7	13.7
Total	**13,07,640**	**982,140**	**33.1**	**314,259**	**219,859**	**42.9**	**24.0**	**22.4**

Source : Society of Indian Automobile Manufacturers Flash Data : March 2004 and Company Analysis

II. Industry Structure and Developments

Commercial Vehicles

The domestic growth in commercial vehicles in 2003-04 can be attributable to buoyant market conditions arising from strong economic growth, including robust industrial growth, lower interest rates, road and infrastructure development, good agricultural production, realignment of the industry and good replacement demand. The industry eclipsed the then five year best sales of 2002-03 with a 36.5% growth. The Company outperformed the industry registering a growth of 43.7% and gained market share at 58.5%.

The industry performance during 2003-04 and the Company's share is tabulated below:

Category	Industry domestic sales (Nos.)			Company domestic sales (Nos.)			Company domestic share %	
	2003-04	2002-03	% growth	2003-04	2002-03	% growth	2003-04	2002-03
M/HCVs	161,414	115,711	39.5	103,169	73,375	40.6	63.9	63.4
LCVs	98,931	74,971	32.0	49,026	32,525	50.7	49.6	43.4
Total CVs	**260,345**	**190,682**	**36.5**	**152,195**	**105,900**	**43.7**	**58.5**	**55.5**

Source : Society of Indian Automobile Manufacturers Flash Data : March 2004 and Company Analysis

While growth of goods carriers still remains dominant with nearly 80% of the commercial vehicles sold during the year for goods applications, the proportion of passenger application is expected to increase with the improvement and expansion of roads. The Company's share of M/HCV trucks was 66.3% for the year as compared to 66.1% in 2002-03. With its enhanced focus on buses the Company has also maintained its share of buses at 50.7%. The shift that had been noticed towards Multi-axle vehicles (MAVs) and tractor-trailers continued through 2003-04 and has been primarily driven by the Golden Quadrilateral project. The industry is expected to continue to move towards the MAV's and tractor-trailers as transporters look for faster turnaround time and higher payloads. The country is now ranked the fifth largest market behind China, Japan, USA and Germany for this category of vehicles.

The Company believes that the future growth in the commercial vehicle market would be through offering transportation solutions rather than only products. Towards this end, it has been focussing on the sectoral promotion of its goods application vehicles. A complete logistics solution on the Company's trucks for cement transportation was developed and provided to major cement manufacturing companies. This has resulted in market share gain in this segment.

Development of a range of buses from 12-60 seater in standard, deluxe and luxury versions for school, city and inter city movement is in progress. These buses are expected to be introduced in 2004-05 after their exhibition at the recently concluded Auto Expo where they received a very enthusiastic response.

The Company's introduction of the **207DI** pick-up segment has enabled it to significantly improve its market share in LCVs. It ended 2003-04 with a share of 36.2% of the pickup market as compared to 16.7% achieved in the previous year.

Passenger Vehicles

The domestic passenger vehicle market grew by 27% to its highest ever peak of over 900,000 vehicles after two moderate years. Inclusive of exports, sales crossed the one million mark. Thirteen manufacturers of whom nine are global car majors, eight of them privately held, compete with over fifty five models across nine segments of the market. 80% of the market is for vehicles below Rs. 5 lacs. The Company increased its domestic share to 15.5% and remained the second largest player in the domestic passenger vehicle market for the third year in succession.

The industry performance during 2003-04 and the Company's share is tabulated below:

Category	Industry domestic sales (Nos.)			Company domestic sales (Nos.)			Company domestic share %	
	2003-04	2002-03	% growth	2003-04	2002-03	% growth	2003-04	2002-03
Cars	696,207	541,491	28.6	108,166	79,344	36.3	15.5	14.7
UVs	144,981	113,620	27.6	31,852	24,806	28.4	22.0	21.8
MPVs	59,564	52,087	14.4	-	-	-	-	-
Total PVs	**900,752**	**707,198**	**27.4**	**140,018**	**104,150**	**34.4**	**15.5**	**14.7**

Source : Society of Indian Automobile Manufacturers Flash Data : March 2004 and Company Analysis

The growth was due to higher disposable incomes, lower interest rates and availability of credit, an excise duty led price reduction, new product launches, price cuts in various segments and sustained wholesale and retail incentives by many manufacturers. Net realization came under pressure due to rising input costs especially of steel which the industry has not been in a position to pass on to the market.

The compact segment, in which the **Indica** competes with seven other models from four manufacturers, is the largest in the passenger vehicles industry with a share of nearly 41%. It is amongst the most competitive of segments with more entrants, most likely at the high-end, lined up for future entry. Taken along with the mini segment, small cars constitute 60% of the total market. The **Indica** has a 22% share of the compact segment and is amongst the top three selling cars in passenger vehicles.

The entry-mid size segment grew by nearly 47%, mainly due to the Indigo launch, and constitutes 12% of the market. It is the next most competitive segment in which the Indigo has acquired leadership position since its launch in December 2002. The Indigo enjoys a 26% share of the mid-size segment amongst 7 manufacturers offering 11 models.

The UV segment grew by 28% and at 16% share of the market, is the third largest segment, after the compact and the mini segments. Various premium SUVs were launched during the year garnering 2% share of the segment. The segment is dominated by 3 major players including the Company which maintained its market share at 22% despite new competition at the low and mid price end of the segment. The Company had its best year in sales in the last six years and the third best ever based on growing **Sumo** and **Safari** sales.

III. Outlook

Input costs remain a concern with global steel prices having risen abnormally over the last eighteen months and further increase in steel prices may affect the margins of the entire industry. The Union Budget is likely to be announced in July. The Company is hopeful that the road and infrastructure development programmes would continue to maintain the growth momentum, and implementation of the Draft Auto Policy statement would be vigorously pursued, to encourage a vibrant auto industry. Emanating from this backdrop, the Company's outlook for 2004-05 revolves around sustaining its performance achieved in the current fiscal.

IV. Financial Performance

A. Financial performance as a measure of Operational Performance

The following table sets forth the Company's key expense items as a percentage of net revenues for 2002-03 and 2003-04 and provides a view of the operational efficiencies achieved during the year driven primarily by the overall increase in volumes and also through the Company's continuing efforts at cost control.

	Percentage of turnover	
	Year ended March 31,	
	2004	2003
Turnover net of excise duty	100.0%	100.0%
Expenditure:		
Material (including change in stock)	66.8	64.4
Employee Cost	6.6	7.9
Manufacturing and other expenses (net)	12.0	15.0
Total Expenditure	85.4	87.3
Profit before Amortization, Depreciation, Interest, Extraordinary/Exceptional Items and Tax	14.6	12.7
Depreciation/Amortisation	2.9	4.0
Interest (Net)	1.2	3.1
Profit before Extraordinary Items and Tax	10.1	5.6

Turnover, net of excise duties, increased 45.7% to a record high of Rs.13,282.12 crores from Rs.9,114.95 crores in 2002-03. This increase resulted primarily from a record sale of 314,259 units as compared to 219,859 units. Domestic sales increased by 39.1% to 292,213 units from 210,050 units in 2002-03 while exports increased by 124.8% to 22,046 units from 9809 units and 111.2% in value terms to Rs. 1006.32 crores from Rs. 476.43 crores in 2002-03.

Expenditure increased by 42.5% to Rs. 11,341.42 crores from Rs.7,957.50 crores in 2003-04, primarily as a result of higher unit sales volume, increases in the price of raw materials especially increases in the price of steel, and other costs which were in line with general inflation in the country. The Company's continuing cost control efforts in variable, fixed and financial costs have been able to offset part of the absolute increases in expenditure during the year.

Profit before amortization, depreciation, interest, extraordinary and exceptional items and tax increased 67.7% to Rs. 1940.70 crores in from Rs.1,157.45 crores in 2002-03. Consequently Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA) margin improved to 14.6% from 12.7% in 2002-03.

In accordance with Accounting Standard 26 (AS26) on Accounting for Intangible Assets, which became effective from April 1, 2003, expenditure on Product Development, which was classified as Miscellaneous Expenditure in earlier periods, is accounted, with effect from April 1, 2003, in accordance with the said Standard. Product Development costs, including technical knowhow on new vehicle platforms, variants on existing platforms and new vehicle aggregates, are recognised as Intangible Assets and included under Fixed Assets. Product Development expenditure relating to minor product enhancement, facelifts, upgrades etc. (including the cost of incomplete development) amounting to Rs. 51.64 crores (including Rs. 30.06 crores incurred as at March 31, 2003) has been charged off during the year. Depreciation and amortisation increased 5.7% to Rs. 382.60 crores from Rs.362.13 crores. The general decline in interest rates, the Company's continued efforts to prepay its costly debts and low cost borrowing from the international financial markets, coupled with its ongoing efforts at prudent fiscal management resulting in negative working capital has enabled it to reduce its interest burden by 42.2% to Rs. 161.26 crores from Rs. 278.95 crores in 2002-03. The Company has taken a charge of Rs. 4.56 crores towards the Employee Separation Cost for the year. On account of the continuing losses of its subsidiary TAL Manufacturing Solutions Limited and write back of a previous provision of another investment, the Company has made a net provision of Rs. 48.30 crores towards diminution in the value of its investments as compared to a provision of Rs. 26 crores and a write-back of contingencies of Rs. 20 crores in the 2002-03. After accounting for these charges, the Company's Profit Before Tax (PBT) was Rs. 1,292.34 crores which was an improvement by 153.2% over the PBT of Rs. 510.37 crores in 2002-03.

After making a provision of Rs. 482.00 crores towards current and deferred taxes as compared to Rs. 210.26 crores in 2002-03, the Company's Profit After Tax was Rs. 810.34 crores, which was 170% higher than Rs. 300.11 crores in 2002-03.

B. Liquidity and Capital Resources

During the year, the Company has been able to further restructure its debt portfolio. Towards this end, the Company prepaid Rs. 581.00 crores of costly debt and has restructured Rs. 40.00 crores of debt at a lower interest rate. During the year, in view of the easy access to cheaper foreign borrowing, the Company in July 2003 issued 1% Convertible Notes due in 2008 aggregating to US $100 million. As of March 31, 2004, US $75.913 million of these Notes have already been converted into the Company's Ordinary Shares or GDSs and only US $24.09 million are outstanding. Consequently, as at March 31, 2004, the foreign currency loans of the Company stand at US $ 161 million as compared to US $ 80 million a year ago. The Company's borrowing as at March 31, 2004 stands at Rs. 1259.77 crores as compared to Rs. 1458.31 crores on March 31, 2003. Considering the investible surplus of approximately Rs. 1797 crores of the Company on March 31, 2004, the Company has become a net debt free company. The Company continues to have a negative Net Working capital (NWC) of Rs. 959.24 crores as at March 31, 2004 (negative NWC of Rs. 509.16 crores as at March 31, 2003).

Capital expenditure during the year focused on new product development, upgrading existing products and platforms, capacity expansion for all its product lines to cater to the improved demand, major IT initiatives in the ERP and CRM domains to make the installation base of global scale and size, as well as for ongoing quality improvement and modernisation.

The Company generated cash from its operating activities of Rs. 2717.53 crores for the year ended March 31, 2004 as compared to Rs.1375.51 crores in the previous year.

As a result of its overall improvement in financial as well as operational performance, the Company continued to receive upgrades on its local and foreign currency debt ratings.

V Risks and Concerns

Input Costs

In 2003-04, raw materials and components formed approximately 68.5% of the Company's manufacturing and other expenses. Over the last eighteen months steel prices have been abnormally high and seem to continue this trend. Similarly the cost of certain other inputs like rubber products are also on the rise. The Company has been partly countering such increases through long term contracts, identification of alternative sources and through cost reduction in other areas. However, if these input costs continue to increase, margins and results of operations of the automobile industry would be adversely affected and the demand for vehicles would be impacted by any price increases that the industry would need to make.

Fuel prices

In recent months, the international price of crude oil have risen to its highest levels of over $40 per barrel. If the price of crude continues to remain at such high levels, domestic prices of fuel would be greatly affected and could have an impact on the auto industry demand and the Company's sales.

Exchange rate fluctuation

Between April 1, 2003 and March 31, 2004, the value of the rupee appreciated approximately 8% against the US$. In recent times, the rupee has depreciated against the US$. An appreciation of the value of the rupee can adversely impact the Company's exports and depreciation of the value of the rupee can influence the cost of borrowings denominated in currencies other than rupees and increases the cost of imports. As of March 31, 2004, approximately 57% of the Company's borrowings were denominated in non-rupee currencies. In 2003-04, 2.4% of the Company's total raw material consumption was from that were incurred in non-rupee currencies, and 6.5% of turnover was derived from exports. While the Company manages these exposures through currency hedging, any significant fluctuation in exchange rates may have an adverse effect on its financial condition.

Integration of mergers and acquisitions

The Company recently acquired Daewoo Commercial Vehicle Co. Ltd., (DWCV), Korea. Mergers and acquisitions involve risks, including:

- unforeseen contingent risks or latent liabilities relating to these businesses that may only become apparent after the merger or acquisition is finalized;
- integration and management of the operations and systems;
- retention of personnel;
- co-ordination of sales and marketing efforts;
- management of a larger business; and
- diversion of management's attention from other ongoing business concerns.

While the Company would take adequate steps to mitigate the above risks, should it be unable to successfully integrate and manage DWCV, its growth plans may not be met and profitability may decline.

VI Internal Control Systems and their adequacy

The Company has in place adequate systems of internal control and documented procedures covering all financial and operating functions. These have been designed to provide reasonable assurance with regard to maintaining proper accounting controls, monitoring economy and efficiency of operations, protecting assets from unauthorized use or losses, and ensuring reliability of financial and operational information. The Company has continued its efforts to align all its processes and controls with global best practice.

Some significant features of the internal control systems are:

- clear delegation of power with authority limits for incurring capital and revenue expenditure;
- corporate policies on accounting and capital acquisition;
- well-defined processes for formulating and reviewing annual and long term business plans;
- preparation and monitoring of annual budgets for all operating and service functions;
- state-of-the-art SAP – ERP and value chain management systems to connect its different locations, dealers and vendors for efficient information exchange;
- bi-monthly meeting of the management committee at apex level to review operations and plans in key business areas;
- a well established multidisciplinary Internal Audit team which reviews and reports to management and audit committee regularly the adequacy and compliance with internal controls across the organization, follows up the progress of implementation as well helps in identifying opportunities for cost reduction and better use of resources; and
- an Audit Committee of the Board of Directors comprising of independent directors, which is functional since August 1988, reviews regularly the audit plans, significant audit findings, adequacy of internal controls as well as compliance with Accounting Standards.

In order to adhere to high standards of business ethics and corporate governance, the Company administers an ongoing program for re-enforcement of business ethics guided by its core values and the documented Tata Code of Conduct. All employees of the Company including senior management are regularly exposed to such programs to facilitate compliance with business principles contained in the code of conduct.

The Company has continued its initiatives to promote risk awareness in business controls and business decision through structured risk management process implemented in two formats: (i) Risk management through control self-assessment (RM-CSA) and (ii) Risk management through self-assessment questionnaire (RM-SAQ), with ownership vesting in operating managers. Internal Audit acts as facilitator in driving these initiatives.

A comprehensive information security policy has been put in place. The policy spells out the roles and responsibilities for safeguarding information assets of the Company including business continuity plans and oversight of security compliance across all locations.

VII Material Developments in Human Resources/Industrial Relations

Industrial relations at all the Works remained cordial throughout the year. During the year, the Company signed a 3-year Wage settlement with its Union at Pimpri Pune. This Agreement would run through August 31, 2006. The Company also administered an Early Separation Scheme for its blue-collar and supervisory workforce during the year which resulted in the reduction of 343 employees.

CAUTIONARY STATEMENT

Statements in the Management Discussion and Analysis describing the Company's objectives, projections, estimates, expectations may be "forward-looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include, among others, economic conditions affecting demand/supply and price conditions in the domestic and overseas markets in which the Company operates, changes in the Government regulations, tax laws and other statutes and incidental factors.

CORPORATE GOVERNANCE REPORT

COMPANY'S PHILOSOPHY ON CORPORATE GOVERNANCE

As part of the Tata group, Tata Motors' philosophy on Corporate Governance is founded upon a rich legacy of fair, ethical and transparent governance practices, many of which were in place before they were mandated. The Corporate Governance philosophy has been further strengthened with the adoption, a few years ago, by the Company of the Tata Business Excellence Model, the Tata Code of Conduct and the adoption of the requirements of Corporate Governance under Clause 49 of the Listing Agreement with the Stock Exchanges. In its endeavor to safeguard the interests of the investors, the Company had adopted the Tata Code of Conduct for Prevention of Insider Trading as also the Code of Corporate Disclosure Practices in pursuance of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations. The Company is in full compliance with the requirements under Clause 49 of the Listing Agreement with the Stock Exchanges.

BOARD OF DIRECTORS

The Board of Directors comprises 12 Directors out of which 9 Directors are Non-Executive Directors. The Company has a Non-Executive Chairman and more than one third of the total strength of the Board comprises of independent Directors. The day-to-day operations of the Company are being overseen by Mr Ratan N Tata as a member of the Committee of Directors, comprising himself and Mr R Gopalakrishnan. None of the Directors on the Company's Board is a Member on more than 10 Committees and Chairman of more than 5 Committees across all the companies in which he is a Director.

During the year under review, 9 Board Meetings were held on April 22, 2003, May 27, 2003, July 21, 2003, September 30, 2003, October 29, 2003, November 28, 2003, December 19, 2003, January 22, 2004 and March 8, 2004. The required information as enumerated in Annexure I to clause 49 of the Listing Agreement is made available to the Board of Directors for discussions and consideration at Board meetings. The composition of the Board, attendance at Board meetings (BM) held during the financial year under review and at the last Annual General Meeting (AGM) and number of Directorships and memberships/chairmanships in public companies (including the Company) are given below:-

Name of the Director	Category	FY 2003-04 Attendance at		As on May 19, 2004		
				No. of Directorships @	Committee positions	
		BM	Last AGM		Member♦	Chairman
Ratan N Tata	Non-Executive Chairman, Promoter	9	Yes	13	8	-
N A Soonawala	Non-Executive, Promoter	9	Yes	10	7	3
J J Irani ◎	Non-Executive, Promoter	8	Yes	15	9	1
J K Setna	Non-Executive, Independent	8	Yes	9	5	2
V R Mehta ✦	Non-Executive, Independent	7	Yes	8	6	3
R Gopalakrishnan	Non-Executive, Promoter	8	Yes	14	9	1
N N Wadia	Non-Executive, Independent	5	Yes	11	3	1
Helmut Petri ⩓	Non-Executive, Independent	0	No	2	-	-
S A Naik	Non-Executive, Independent	8	Yes	2	2	1
Ravi Kant	Executive Director	9	Yes	5	1	-
Praveen P Kadle	Executive Director	9	Yes	9	7	1
V Sumantran	Executive Director	9	Yes	3	-	1
Peter K M Fietzek - *Alternate director to H Petri*	Non-Executive, Independent	2	No	1	-	-

@ excludes Directorships in foreign companies
♦ Member does not include Chairman
◎ Representative of the Tata Iron and Steel Co. Ltd.
✦ Institutional Representative of UTI as an investor
⩓ Daimler Chrysler AG Representative

Messrs. Ratan N Tata, R Gopalakrishnan and S A Naik are liable to retire by rotation and are eligible for re-appointment. Information as required under clause 49 (VI) of the Listing Agreement is annexed to the Notice of the AGM.

AUDIT COMMITTEE

The Audit Committee of Directors comprises 3 independent Directors, all of whom have relevant finance and audit exposure. During the period under review, 13 Audit Committee meetings were held on May 26, 2003, May 27, 2003, June 17, 2003, July 21, 2003, July 22, 2003, September 26, 2003, September 30, 2003, October 28, 2003, November 3, 2003, January 9, 2004, January 21, 2004, March 25, 2004 and March 26, 2004 and 2 circular resolutions were passed.

The composition of the Audit Committee and their attendance at its meetings is given hereunder :-

Composition	V R Mehta Chairman	J K Setna	S A Naik
Number of meetings attended	13	13	13

The scope of the Committee includes:-

a. Overseeing the Company's financial reporting process and the disclosure of its financial information, to ensure that the financial statements are correct, sufficient and credible;

b. Recommending the appointment/removal of external auditors, fixing audit fees and approving payments for any other services;

c. Approving fees for non-audit consulting / services provided by the firms of Statutory Auditors;

d. Reviewing with the management the periodic financial statements before submission to the Board, focusing primarily on :

- Any changes in accounting policies and practices;
- Major accounting entries based on exercise of judgement by management;
- Qualifications in draft audit report;
- Significant adjustments arising out of audit;
- The going concern assumption;
- Compliance with accounting standards;
- Compliance with stock exchange and legal requirements concerning financial statements; and
- Any related party transactions i.e. transactions of the Company of material nature, with the promoters or the management, their subsidiaries or relatives etc. that may have a potential conflict with the interests of the Company at large;

e. Reviewing with the management, external and internal auditors, the adequacy of internal control systems and recommending improvements to the management;

f. Reviewing the adequacy of internal audit function, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure, coverage and frequency of internal audit;

g. Discussing with internal auditor any significant findings and follow-up thereon;

h. Reviewing the findings of any internal investigations by the internal auditor into matters where there is a suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board;

i. Discussing with external auditors before the audit commences, the nature and scope of audit, as well as conduct post-audit discussions to ascertain any areas of concern;

j. Reviewing the Company's financial and risk management policies; and

k. Initiating investigations into the reasons for substantial defaults in the payments to the depositors, debenture holders, shareholders (in case of non-payment of declared dividends) and creditors.

In these meetings, *inter alia*, the Committee considered 161 audit reports covering operational, financial and other business risk related areas. The Audit Committee meetings are held at the Corporate Headquarter or at the Company's plants and are usually attended by the Executive Director(s), the Chief Internal Auditor, the Statutory Auditors and the Cost Auditors. The Operation Heads are invited to the meetings, as required. The Company Secretary acts as the Secretary of the Audit Committee. All the members of the Audit Committee were present at the last Annual General Meeting of the Company.

MANAGERIAL REMUNERATION

a. Remuneration Committee

The Remuneration Committee of the Company is empowered to review the remuneration of whole-time directors, retirement benefits to be paid to them under the Retirement Benefit Guidelines adopted by the Board and dealing with matters pertaining to Employees' Stock Option Scheme. The Company has not issued any stock options to its directors/employees. The Remuneration Committee comprises 3 Independent (including the Chairman of the Committee) and 2 Non-Executive Directors: Messrs. N N Wadia, Chairman, Ratan N Tata, N A Soonawala, V R Mehta and S A Naik.

During the year under review, two Remuneration Committee meetings were held on May 27, 2003 and December 19, 2003. The composition of the Remuneration Committee and attendance at its meetings is given hereunder :-

Composition	N N Wadia Chairman	Ratan N Tata	N A Soonawala	V R Mehta	S A Naik
Number of meetings attended	1	2	2	1	2

The Chairman of the Remuneration Committee was present at the last Annual General Meeting. The Company has complied with all the non-mandatory requirements under Clause 49 regarding the Remuneration Committee.

b. Remuneration Policy

The remuneration of the whole-time director(s)/appointee(s) is decided by the Remuneration Committee based on criteria such as industry benchmarks, the Company's performance vis-à-vis the industry, responsibilities shouldered, performance/track record of the whole-time director(s)/ appointee(s), Macro Economic Review on remuneration packages of Heads of Organisations and is reported to the Board of Directors. In the last few years, efforts have been made to link the annual variable pay of senior managers with the performance of the Company in general and their individual performance for the relevant year measured against specific Major Performance Areas which are closely aligned to the Company's objectives.

The Company pays remuneration by way of salary, perquisites and allowances (fixed component), incentive remuneration and commission (variable components) to its whole-time directors. Annual increments are decided by the Remuneration Committee within the salary scale approved by the Members and are effective from 1st April annually. The Remuneration Committee decides on the Commission payable to the whole-time directors on determination of profits for the financial year, within the ceilings on net profits prescribed under Sections 198 and 309 of the Companies Act, 1956 (the Act) as also the incentive remuneration.

The remuneration by way of commission to the non-whole-time directors is decided by the Board of Directors, and distributed to them based on their attendance and contribution at the Board and certain Committee meetings, as well as time spent on operational matters other than at the meetings. The Members had at the AGM held on July 21, 2003 approved the payment of remuneration by way of commission to the non-Whole-time directors of the Company, of a sum not exceeding 1% per annum of the net profits of the Company, calculated in accordance with the provisions of the Act, for a further period of five years commencing April 1, 2003. The commission for the financial year 2003-04 will be distributed amongst all or some of the said directors in accordance with the directives given by the Board.

A sitting fee of Rs.5,000/- for attendance at each meeting of the Board, Audit Committee, Remuneration Committee, Investors' Grievance Committee, Committee of Board, Ethics & Compliance Committee and Finance Committee is paid to its Members (excluding Executive Directors). During the year, the said sitting fees have been increased to Rs.10,000/- per meeting of the Board, Audit Committee and Committee of the Board. The sitting fees paid/payable to the non-Whole-time directors is excluded while calculating the above limits in accordance with Section 198 of the Act. The Company also reimburses out of pocket expenses to outstation Directors attending meetings in Mumbai, as also to the other Directors for attending meetings outside Mumbai.

c. Remuneration to Directors

In respect of the financial year 2003-04, the following remuneration and sitting fees were paid/payable to the Directors:-

➤ *Non-whole-time Directors :*

(Rs. in lakhs)

Name	Commission for FY 03-04*	Sitting Fees paid during FY 03-04
Ratan N Tata	**27.00**	1.8
N A Soonawala	**13.50**	1.8
J J Irani	**5.00**	0.95
J K Setna	**11.00**	2.15
V R Mehta	**11.00**	1.5
R Gopalakrishnan	**19.00**	1.65
N N Wadia	**5.00**	0.70
Helmut Petri	-	-
S A Naik	**7.50**	1.95
Peter K M Fietzek	**1.00**	0.20

**payable in FY 04-05*

➤ *Executive Directors:*

(in Rupees '000)

Name	Salary	Perquisites & Allowances	Commission*	Incentive Remuneration	Stock Options
Ravi Kant	20.40	18.58	75.00	Nil	Nil
Praveen P Kadle	19.20	22.37	70.00	Nil	Nil
V Sumantran	20.40	15.67	60.00	Nil	Nil

**payable in FY 04-05*

d The salient terms of appointment of the Executive Directors as approved by the Members, at the Extraordinary General Meeting held on March 27, 2002 are:-

Period of Appointment	5 years effective from:- Ravi Kant – July 12, 2000; Praveen P Kadle – October 31, 2001; V Sumantran – November 12, 2001
Remuneration	
- Salary Scale	Rs.70,000 p.m. – Rs.2,00,000 p.m.
- Incentive Remuneration	Upto 200% of salary to be paid at the discretion of the Board annually
- Commission	At the discretion of the Board annually within the stipulated limits under the Act
- Perquisites and allowances (excluding Company's contribution to provident, superannuation & gratuity fund and leave encashment)	Upto 125% of salary
- Minimum remuneration in case of inadequacy of profits during any financial year	Salary, incentive remuneration, perquisites and allowances as mentioned above but excluding commission
Notice period on either side	Six months
Severance fees payable by the Company for terminating employment	Six months' salary

The attention of the Members is invited to the notice of the Annual General Meeting wherein it is proposed to revise the terms of remuneration of Executive Directors.

INVESTORS' GRIEVANCE COMMITTEE

The Investors' Grievance Committee of the Board is empowered to oversee the redressal of investors' complaints pertaining to share/debenture transfers, non-receipt of annual reports, interest/ dividend payments, issue of duplicate certificates, transmission (with and without legal representation) of shares and debentures and other miscellaneous complaints. During the year under review, 3 Investors' Grievance Committee meetings were held on April 10, 2003, July 17, 2003 and December 4, 2003. Besides, the Committee also passed a resolution by circulation.

The composition of the Investors' Grievance Committee and attendance at its meetings is given hereunder:-

Composition	**S A Naik (Chairman) Independent**	**R Gopalakrishnan Non-Executive Director**	**Ravi Kant Executive Director**	**Praveen P Kadle Executive Director**
Number of meetings attended	3	2	3	3

Mr H K Sethna, Company Secretary, who is the Compliance Officer can be contacted at :

Bombay House,	Tel: 5665 8282, 5665 7824
24, Homi Mody Street,	Fax : 5665 7799
Mumbai – 400 001	Email : inv_rel@tatamotors.com

The status of the total number of Complaints received during the year is as follows:-

Sr. No.	Description	Nos. Received				Total Received	Total Replied	Total Pending
		QT1	QT2	QT3	QT4			
A	**Letters received from Statutory Bodies**	**1**	**4**	**5**	**12**	**22**	**22**	**0**
	SEBI	1	3	4	10	18	18	0
	Stock Exchanges	0	1	1	2	4	4	0
	DCA	0	0	0	0	0	0	0
	NSDL/CDSL	0	0	0	0	0	0	0
B	**Legal Matters**	**341**	**605**	**1**	**1**	**948**	**945**	**3**
	Loss of securities	229	474	0	0	703	703	0
	Court / Consumer Forum Matters	112	131	1	1	245	242	3
C	**Dividends**	**0**	**137**	**131**	**122**	**390**	**375**	**15**
	Non receipt of dividend/interest warrants (pending recon at the time of receipt of letters)	0	137	131	122	390	375	15
	Fraudulent Encashment of dividend/interest warrants	0	0	0	0	0	0	0
D	**Letters in the nature of reminders/ complaints**	**0**	**1**	**14**	**8**	**23**	**23**	**0**
	Total Correspondence Statistics	**342**	**747**	**151**	**143**	**1383**	**1365**	**18**

The correspondence identified as investor complaints are letters received through Statutory/Regulatory bodies and those related to loss of securities, Court / Consumer forum matters, fraudulent encashment and non receipt of dividend amounts (where reconciliation of the payment was in progress at the time of receipt of the letters) for the period April 1, 2003 to March 31, 2004 and identified as complaints for reporting under Clause 41 for all the Quarters in FY 03-04.

18 complaints were unresolved at the end of the year (these were lodged in the last two weeks of March 2004 and have subsequently been processed).

➢ Special Passenger Vehicle Finance Offer - 2003

On the repeated requests of the members and the commitment made by the Chairman at the Company's Annual General Meeting, the Company on October 16, 2003 announced the Special Shareholders' Passenger Vehicle Finance Offer – 2003.

The above Scheme offered a special finance package to shareholders for purchase of the Company's passenger vehicles viz., Indica, Indigo, Sumo and Safari at an all-in-cost of 5.9% p.a. (on a reducing balance method), depending upon the amount of the loan and the type of product purchased. The Scheme was valid till January 31, 2004. The Company received a positive response to the Scheme wherein 350 shareholders availed of the benefits under the Scheme.

➢ Action required regarding non-receipt of dividends, proceeds of unclaimed matured deposits and redeemed debentures and interest thereon :

In case of non receipt/non encashment of the dividend warrants, Members are requested to write / get in touch with the Company's Registrars / the Registrar of Companies as mentioned hereunder:

Dividend for FY	Contact Office	Action to be taken
2003-04 (Interim Dividend)	Tata Share Registry Ltd.	Letter on plain paper.
2002-03	Tata Share Registry Ltd.	Letter on plain paper.
2000-01 and 2001-02	Not Applicable due to non declaration of dividend.	
1996-97 to 1999-2000	Tata Share Registry Ltd.	Letter on plain paper. In respect of dividend for FY 1996-97, the Members are requested to apply before August 1, 2004.
1978 to 1994-95	Office of the Registrar of Companies CGO Complex, 'A' Wing, 2nd floor, Next to RBI, CBD – Belapur, Navi Mumbai 400 614 Maharashtra ☎ : 2757 6802.	Claim in Form No. II of the Companies Unpaid Dividend (Transfer to General Revenue Account of the Central Government) Rules, 1978.

As per the provisions of Section 205A read with Section 205C of the Companies Act, 1956, the Company is required to transfer the unpaid dividends, matured deposits, redeemed debentures and interest accrued thereon remaining unclaimed and unpaid for a period of 7 years from the due date to the Investor Education and Protection Fund (IEPF) set up by the Central Government.

Given below are the due dates for transfer of unclaimed and unpaid dividend to the IEPF by the Company:-

Financial Year	Dividend payment date	Proposed Date for transfer to IEPF*
1996-97	July 31, 1997	September 16, 2004
1997-98	July 29, 1998	September 14, 2005
1998-99	August 3, 1999	September 19, 2006
1999-2000	July 26, 2000	September 12, 2007
2002-03	July 22, 2003	August 18, 2010
2003-04 (interim)	February 20, 2004	March 20, 2011

* Indicative dates, actual dates may vary.

It may be noted that no claims will lie against the Company or the IEPF in respect of the said unclaimed amounts transferred to the Fund.

➢ **Amount transferred to IEPF**

The following amounts have been transferred to the IEPF of the Central Government as of March 31, 2004:-

Particulars	Amount in Rs.
Unpaid dividend account	49,21,955
Application money received for allotment of securities and due for refund	31,351
Unpaid / unclaimed matured deposits	47,54,000
Unpaid matured debentures	3,37,74,053
Interest accrued on the amounts referred to above	1,09,28,175
Total	**5,44,09,534**

COMMITTEE OF DIRECTORS

In addition to the above committees, the Board has constituted the following committees :-

1. **Finance Committee of Directors** to look into matters pertaining to finance and banking, including Company's fund raising and treasury operations, property matters, investments, all related risk management and policy matters and other day-to-day operations in these areas. During the year under review, fourteen Finance Committee meetings were held on April 10, 2003, May 19, 2003, June 19, 2003, July 8, 2003, July 22, 2003, July 23, 2003, August 14, 2003, September 10, 2003, September 17, 2003, November 17, 2003, November 28, 2003, December 16, 2003, January 14, 2004 and February 20, 2004 and 2 circular resolutions were passed.

   The composition of the Finance Committee of Directors and attendance at its meetings is given hereunder :-

Composition	Ratan N Tata Chairman	N A Soonawala	J K Setna	R Gopalakrishnan	Praveen P Kadle
Number of meetings attended	13	13	11	9	14

2. **Committee of Board** to review revenue and capital expenditure budgets, long term business strategies and organisational structure of the Company. During the year under review, five Committee meetings were held on April 22, 2003, July 15, 2003, September 29, 2003 October 24, 2003 and March 17, 2004.

   The composition of the Committee of Board and attendance at its meetings is given hereunder :-

Composition	Ratan N Tata Chairman	N A Soonawala	J J Irani	R Gopalakrishnan	N N Wadia
Number of meetings attended	5	5	5	5	4

3. **Ethics and Compliance Committee** to formulate policies relating to the implementation of the Tata Code of Conduct for Prevention of Insider Trading (the Code), take on record the monthly reports on dealings in securities by the "Specified Persons", and to decide penal action in respect of violations of the Regulations/the Code. Mr Praveen P Kadle, Executive Director acts as the Compliance Officer under the said Code. During the year under review, the Committee met twice on July 17, 2003 and December 4, 2003.

The composition of the Ethics and Compliance Committee and attendance at its meetings is given hereunder :-

Composition	S A Naik Chairman	R Gopalakrishnan
Number of meetings attended	2	2

4. Apart from the above, the Board of Directors also constitutes committee(s) of directors with specific terms of reference as it may deem fit.

GENERAL BODY MEETINGS

➢ Location and time of General Meetings

Year	Type	Date	Venue	Time
2002-2003	AGM	July 21, 2003	Birla Matushri Sabhagar 19, Sir Vithaldas Thackersey Marg Mumbai – 400 020	3.30 p.m.
2001-2002	AGM	July 26, 2002		3.30 p.m.
2001-2002	EGM	March 27, 2002		10.00 a.m.
2001-2002	Meeting of the holders of 7% Fully Convertible Debentures	March 27, 2002		11.30 a.m.
2000-2001	AGM	August 14, 2001		3.30 p.m.

All resolutions moved at the last Annual General Meeting were passed by a show of hands by requisite majority of members attending the meeting.

A special resolution on raising the limit of investments by Foreign Institutional Investors from 24% to 35% of the paid-up Ordinary Share Capital of the Company was passed by the shareholders vide postal ballot on January 22, 2004. Whilst the said resolution was not required to be passed by postal ballot, the Company as a matter of good corporate governance conducted a postal ballot for obtaining the shareholders' approval.

Ms Shirin Bharucha, was appointed as the Scrutinizer to conduct and oversee the voting through postal ballot. Ms Bharucha carried out the scrutiny of all the postal ballot forms received upto the close of business hours on January 19, 2004 and the following results were announced on January 22, 2004, as also released in prominent newspapers on the next day:-

	Particulars	No of postal ballots	No of Votes/Shares (in'000)	Percentage
A	Valid postal ballots in favour of the Resolution	18231	185367	99.69
B	Valid postal ballots against the Resolution	804	581	0.31
C	Total valid postal ballot forms received	19035	185948	100.00
-	Invalid postal ballots	716	207	-

Accordingly, the Special Resolution set out in the Notice dated December 16, 2003 was duly approved by the requisite majority of the shareholders.

OTHER DISCLOSURES

➢ During the year under review, besides the transactions reported elsewhere in the Annual Report, there were no other related party transactions with its promoters, directors, management and subsidiaries that had a potential conflict with the interest of the Company at large.

➢ The Company has complied with various rules and regulations prescribed by stock exchanges, SEBI or any other statutory authority relating to the capital markets during the last three years. No penalties or strictures have been imposed by them on the Company.

MEANS OF COMMUNICATION

Half-yearly report sent to each household of shareholders	Yes
Quarterly and half yearly results	Published in Indian Express and Loksatta (Marathi)
Any website, where displayed	www.tatamotors.com
Whether it displays official news releases and presentations made to institutional investors or to the analysts	Yes
Whether MD&A is a part of the Annual Report	Yes

GENERAL INFORMATION FOR MEMBERS

Annual General Meeting

Date and Time	:	July 8, 2004 at 3.30 p.m.
Venue	:	Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020
Dividend Payment Date	:	July 9, 2004, the Dividend Warrants will be posted on or after July 9, 2004
Date of Book Closure	:	June 24, 2004 to July 8, 2004 (both days inclusive)

Financial Calendar :

Financial reporting for the quarter ending June 30, 2004	Last week of July 2004
Financial reporting for the quarter ending September 30, 2004	Last week of October 2004
Financial reporting for the quarter ending December 31, 2004	Last week of January 2004
Financial reporting for the quarter ending March 31, 2005	Last week of May 2005
Annual General Meeting for the year ended March 31, 2005	Last week of July 2005

Listing:

The Company's securities are listed on following Stock Exchanges:

(1) The Stock Exchange, Mumbai (BSE)	(8) Pune Stock Exchange Limited
(2) National Stock Exchange of India Limited (NSE)	(9) The Ludhiana Stock Exchange Association
(3) Madhya Pradesh Stock Exchange Limited	(10) The Stock Exchange, Ahmedabad
(4) Madras Stock Exchange Limited	(11) Cochin Stock Exchange Limited
(5) The Calcutta Stock Exchange Association Limited	(12) Hyderabad Stock Exchange Limited
(6) The Uttar Pradesh Stock Exchange Association Limited	(13) Bangalore Stock Exchange Limited
(7) The Delhi Stock Exchange Association Limited	

Notes:

1 *Pursuant to the shareholders' approval at their meeting held on July 21, 2003, the Company had applied for delisting of its Ordinary Shares from the Stock Exchanges mentioned at (3) to (13) above.*

2 *The Company's Ordinary Shares have been delisted from the exchanges mentioned at (6) to (13) above. The Company has made an application for delisting of Ordinary Shares from the exchanges mentioned at (3) to (5) above and active follow up is being made with the said stock exchanges.*

3 *Warrants issued along with rights securities would continue to be listed on all the said stock exchanges up till September 30, 2004 being the period upto which the Warrants can be exercised.*

4 *The rights 11% Non-Convertible Debentures were redeemed on December 6, 2003 pursuant to the call option exercised by the Company and hence the same are not tradable or listed on any of the above exchanges.*

The Company has paid listing fees, as applicable, to the respective stock exchanges for the financial year 2001-02, 2002-03, and 2003-04 and 2004-05 in respect of its listed securities.

The 1% Convertible Notes (due 2008) are listed on the Luxembourg Stock Exchange. The Zero Coupon Convertible Notes (due 2009) and 1% Convertible Notes (due 2011) are listed on the Singapore Stock Exchange.

Other details:

The ISIN Nos. for the Company's Ordinary Shares and the detachable Warrants are INE155A01014 and INE155A13019 respectively. The Stock codes of the Company's Ordinary Shares at the BSE is '500570' (rolling settlement) and at the NSE is 'TELCO EQ'.

The Global Depositary Shares (GDSs) underlying the Global Depositary Receipts (GDRs) issued by the Company in the International Market are listed on the Luxembourg Stock Exchange. The GDSs underlying the GDRs issued by the Company in the U.S. Markets are eligible for restricted trading through the Automated Linkages Market of The Nasdaq Stock Market, Inc. Given below are the stock codes of the Company's GDRs/ Ordinary Shares:-

Ticker	Type	Description	Currency	Cusip	Sedol
TENKY	ADR	GDRs 144A	-	876568106	2882693
TENHF	ADR	GDR-REP	USD	Y85740127	4875732
		1 Ord INR 10 Reg S			
Y85740101	Common	INR 10	INR	Y85740101	6875558
876568304	ADR	GDR new 144A	-	876568304	
Y85740143	Common	INR 10	-	Y85740143	6101509

➢ **Market Information:-**

Market price data - monthly high/low and trading volumes during the last financial year on the BSE / NSE depicting liquidity of the Company's Ordinary Shares on the said exchanges is given hereunder :-

Stock Exchange	The Stock Exchange, Mumbai				National Stock Exchange of India Ltd.			
Month	High (Rs.)	Low (Rs.)	No. of Shares traded	Turnover (Rs. in Lakhs)	High (Rs.)	Low (Rs.)	No. of Shares traded	Turnover (Rs. in Lakhs)
April 2003	167.40	150.20	5492087	8667.11	167.25	149.5	21207570	33337.59
May 2003	173.15	150.95	13644945	22468.71	173.20	150.85	42599890	70038.15
June 2003	202.45	172.10	15489910	29114.98	203.15	172.05	57141538	107786.27
July 2003	231.90	199.95	24262862	52571.64	232.30	199.95	92206087	199942.52
August 2003	280.10	232.55	25479957	64194.36	281.05	231.65	82143214	206683.92
September 2003	307.35	266.45	25360063	72325.46	307.45	267.10	85809509	244220.86
October 2003	385.95	312.90	72582854	255476.28	386.55	313.35	177181224	647142.07
November 2003	408.90	364.30	63646111	244970.07	408.55	365.30	140846399	542742.47
December 2003	452.30	413.95	34773224	148286.69	452.05	414.65	81090704	345858.66
January 2004	528.25	416.80	58945176	290433.02	528.90	422.30	115333995	564743.83
February 2004	563.25	496.55	56555986	299685.09	563.50	496.45	121554013	644336.78
March 2004	536.95	428.85	53651281	257050.96	537.05	431.80	107764138	519529.40

➤ **The performance of Company's Stock Price and Market Capitalisation vis-à-vis Sensex and Auto Index**


Index
Rs bn
400
350
300
250
200
150
100
50
0
200
150
100
50
0
63
99
149
171
337
292
181
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
BSE Sensex
Tata Motors
Auto Index
Tata Motors Mkt Cap (RHS)

➤ **The monthly high and low of the Company's GDRs during the last financial year**

(in US$)

Month	High	Low	Month	High	Low
April 2003	3.55	3.16	October 2003	8.50	6.70
May 2003	3.68	3.20	November 2003	9.05	8.05
June 2003	4.34	3.65	December 2003	10.00	9.10
July 2003	4.94	4.24	January 2004	11.75	9.45
August 2003	6.20	4.92	February 2004	12.50	10.83
September 2003	6.65	5.75	March 2004	11.90	9.45

Source: Citibank N.A., New York as Depository

➤ **Registrar and Transfer Agents:-**

Members are requested to correspond with the Company's Registrar & Transfer Agents - Tata Share Registry Limited quoting their folio no. at the following addresses :-

(i) For transfer lodgement, delivery and correspondence **:-**

Tata Share Registry Limited
Unit: Tata Motors Limited
Army & Navy Bldg.,
148, Mahatma Gandhi Road,
Fort, Mumbai – 400 001

Tel. : 5656 8484, Fax : 5656 8494
E-mail : csg-unit@tatashare.com
website : www.tatashare.com

(ii) For the convenience of Members based at the following cities, transfer documents and letters will also be accepted at the following branches / agencies of Tata Share Registry Limited:-

Branches

1 503, Barton Centre, 5th Floor
84, Mahatma Gandhi Road
Bangalore - 560 001
Tel : 080– 25320321, Fax : 080-25580019
e-mail : tsrlbang@tatashare.com

2 Bungalow No.1, "E" Road
Northern Town, Bistupur
Jamshedpur – 831 001
Tel: 0657 – 2426616, Fax: 0657 – 2426937
email : tsrljsr@tatashare.com

3 Tata Centre, 1st Floor,
43, Jawaharlal Nehru Road
Kolkata – 700 071
Tel : 033 – 22883087, Fax : 033 – 22883062
e-mail : tsrlcal@tatashare.com

4 Plot No.2/42, Sant Vihar
Ansari Road, Daryaganj
New Delhi – 110 002
Tel : 011 – 23271805, Fax : 011 – 23271802
e-mail : tsrldel@tatashare.com

Agent

1 Shah Consultancy Services Limited
Sumatinath Complex, 2nd Dhal, Pritam Nagar, Ellisbridge, Ahmedabad – 380 006
Telefax : 079 – 2657 6038, email : shahconsultancy@hotmail.com

➢ Share Transfer System:-

- Securities lodged for transfer at the Registrar's address are normally processed within 15 days from the date of lodgement, if the documents are clear in all respects. All requests for dematerialisation of securities are processed and the confirmation is given to the depositories within 15 days. Senior Executives of the Company are empowered to approve transfer of shares and debentures and other investor related matters. Grievances received from investors and other miscellaneous correspondence on change of address, mandates, etc. are processed by the Registrars within 30 days.
- Pursuant to Clause 47(c) of the Listing Agreement with the stock exchanges, certificates, on half-yearly basis, have been issued by a Company Secretary-in-Practice for due compliance of share transfer formalities by the Company. Pursuant to SEBI (Depositories and Participants) Regulations, 1996, certificates have also been received from a Company Secretary-in-Practice for timely dematerialisation of the shares of the Company and for conducting a secretarial audit on a quarterly basis for reconciliation of the share capital of the Company.

➢ Distribution of shareholding as on March 31, 2004:-

Range of Ordinary Shares	Shares held in				No. of Holders			
	Physical	% to Capital	Electronic	% to Capital	Physical	% to Holders	Electronic	% to Holders
1 to 100	2469058	4.17	2758726	0.94	63575	62.91	57648	52.28
101 to 500	6857231	11.58	9386544	3.19	30392	30.08	38178	34.63
501 to 1000	3229521	5.46	5982489	2.04	4662	4.61	8339	7.56
1001 to 5000	4122798	6.97	10009032	3.41	2297	2.27	5224	4.74
5001 to 10000	596205	1.01	2696759	0.92	89	0.09	380	0.34
Above 10000	41909717	70.81	262940050	89.50	36	0.04	493	0.45
TOTAL	**59184530**	**100.00**	**293773600**	**100.00**	**101051**	**100.00**	**110262**	**100.00**

➢ Shareholding Pattern (in %)


As on March 31, 2004
NRIs, Foreign Companies & GDR 15.74
Nationalised & Other Banks 0.17
Government & Public Financial Institutions 10.60
Individuals 12.73
Foreign Institutional Investors 23.36
Companies, Mutual Funds & Trusts 4.05
Tata Group Companies 33.35


As on March 31, 2003
NRIs, Foreign Companies & GDR 15.11
Nationalised & Other Banks 0.12
Government & Public Financial Institutions 14.33
Individuals 15.82
Foreign Institutional Investors 14.24
Companies, Mutual Funds & Trusts 8.17
Tata Group Companies 32.21

Dematerialisation of shares:-

Electronic holding by Members comprises 83.23% (previous year – 82.29%) of the paid up Ordinary Share Capital of the Company held through the National Securities Depository Limited - 82.57% (previous year – 81.04%) and Central Depository Services (India) Limited - 0.66% (previous year – 1.25%) as on March 31, 2004.

➢ **Outstanding Securities:-**

- **Two-way Fungibility of Global Depositary Receipts (GDRs)** - On August 23, 2002, the Company signed an agreement with Citibank N.A., New York, Depository for GDR holders pursuant to which, the Company offers foreign investors the facility for conversion of Ordinary Shares into GDRs within the limits permissible for Two-way Fungibility as announced by the Reserve Bank of India vide its circular dated February 13, 2002.
- **GDRs** – Out of 5,30,09,215 GDRs issued, outstanding number of GDRs as on March 31, 2004 is 2,51,11,228. Each GDR represents one underlying Ordinary Share. There were no ADRs outstanding on that date.

- **Foreign Currency Convertible Notes:**
  - 24087 – 1% Convertible Notes (due 2008) of US $ 1000 each may at the option of the Note holder be converted into 44,34,242 GDSs/shares at Rs.250.745 per share at anytime upto July 1, 2008.
  - 1,00,000 - Zero Coupon Convertible Notes (due 2009) of US $ 1000 each, aggregating US$ 100 million issued in April 2004 may at the option of the Note holders be converted into 76,51,289 Ordinary Shares at Rs.573.106 per share at any time between June 7, 2004 and March 28, 2009.
  - 3,00,000 - 1% Convertible Notes (due 2011) of US $ 1000 each, aggregating US$ 300 million issued in April 2004 may at the option of the Note holders be converted into 168,56,740 Ordinary Shares at Rs.780.400 per share at any time between June 7, 2004 and March 28, 2011.
- **Warrants** – The holders of 63,63,928 warrants and fractional coupons for 6,951 warrants issued on the convertible and non-convertible debentures on a rights basis are entitled to apply for 1 Ordinary Share of Rs.10/- each per warrant at a premium of Rs.110/- at any time upto September 30, 2004.
- **Securities held in abeyance** – Out of the Rights Issue of Convertible and Non-convertible Debentures as on March 31, 2004, 36,030 Ordinary Shares (arising out of conversion of CDs), 26,131 Detachable Warrants on the CDs / NCDs, being the entitlement on Ordinary Shares which are the subject matter of various suits filed in the courts/forums by third parties for which final order is awaited, are held in abeyance pursuant to Section 206A of the Act.

➢ **Plant Locations:-**

Plant Location	Range of Products Produced
Pimpri and Chikhali, Pune – 410 018	Medium and Heavy Commercial Vehicles (M&HCVs), Light Commercial Vehicles (LCVs), Utility Vehicles (UVs) and Cars
Jamshedpur Town Post Office, Jamshedpur – 831 010	M&HCVs & LCVs
Chinhat Deva Road, Lucknow – 227 105	M&HCVs, LCVs & UVs
KIADB Block – 2, Belur Industrial Area, Dharwad – 580 007	Project under construction/formulation

➢ **Address for Correspondence:-**

Tata Motors Limited
Bombay House
24 Homi Mody Street
Mumbai 400 001

CERTIFICATE

TO THE MEMBERS OF
TATA MOTORS LIMITED
(Formerly Tata Engineering and Locomotive Company Limited)

We have examined the compliance of the conditions of Corporate Governance by **TATA MOTORS LIMITED** for the year ended on March 31, 2004, as stipulated in Clause 49 of the Listing Agreement of the said Company with the stock exchanges.

The compliance of the conditions of Corporate Governance is the responsibility of the Management. Our examination has been limited to a review of the procedures and implementations thereof, adopted by the Company for ensuring compliance with the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, and the representations made by the Directors and the Management, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in Clause 49 of the above mentioned Listing Agreement.

As required by the Guidance Note issued by the Institute of Chartered Accountants of India we have to state that based on the report given by the Registrars of the Company to the Investors' Grievance Committee, as on March 31, 2004, there were no investor grievance matters against the Company remaining unattended/ pending for more than 30 days.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the Management has conducted the affairs of the Company.

For A. F. FERGUSON & CO.
Chartered Accountants

A K MAHINDRA
Partner

For S. B. BILLIMORIA & CO.
Chartered Accountants

N VENKATRAM
Partner

Mumbai, May 19, 2004

FINANCIAL STATISTICS

Year	CAPITAL ACCOUNTS (Rs. in lakhs)						REVENUE ACCOUNTS (Rs. in lakhs)						RATIOS		
	Capital	Reserves and Surplus	Borro-wings	Gross Block	Depre-ciation	Net Block	Turn-over	Depri-ciation	Profit/ (Loss) Before Taxes	Taxes	Profit/ (Loss) After Taxes	Divi-dend	PAT to Sales	Earnings Per Share* (Rs.)	Net Worth Per Share* (Rs.)
1945-46	100	1	—	31	2	29	12	2	1	0	1	0	8.3%	0.07	10
1946-47	198	1	—	74	12	62	17	9	1	1	0	0	0.0%	0.05	10
1947-48	200	4	—	106	18	88	10	7	3	0	3	0	30.0%	0.13	10
1948-49	200	5	23	155	28	127	133	11	1	0	1	0	0.8%	0.05	10
1949-50	200	11	94	233	44	189	167	15	11	5	6	0	3.6%	0.03	10
1950-51	350	17	150	397	70	327	188	28	10	4	6	0	3.2%	0.18	10
1951-52	450	20	221	563	131	432	253	65	2	0	2	0	0.8%	0.08	11
1952-53	500	24	330	647	215	432	342	84	4	0	4	0	1.2%	0.13	11
1953-54	500	27	412	731	270	461	321	97	3	0	3	0	0.9%	0.11	11
1954-55	627	27	481	792	303	489	445	35	0	0	0	0	0.0%	0.00	11
1955-56	658	120	812	1010	407	603	1198	105	125	32	93	59	7.8%	1.32	12
1956-57	700	149	1382	1352	474	878	2145	70	116	27	89	44	4.1%	1.64	13
1957-58	700	117	1551	1675	668	1007	2694	129	99	6	93	52	3.5%	1.72	12
1958-59	1000	206	1245	2050	780	1270	2645	113	155	13	142	56	5.4%	1.68	12
1959-60	1000	282	1014	2201	940	1261	2825	161	222	93	129	108	4.6%	1.50	13
1960-61	1000	367	1263	2593	1118	1475	3735	180	313	122	191	126	5.1%	2.26	14
1961-62	1000	432	1471	2954	1336	1618	4164	220	378	188	190	124	4.6%	2.28	15
1962-63	1000	450	1758	3281	1550	1731	4364	223	327	185	142	124	3.3%	1.68	15
1963-64	1198	630	2470	3920	1802	2118	5151	260	404	200	204	144	4.0%	1.97	16
1964-65	1297	787	3275	4789	2144	2645	6613	345	479	208	271	157	4.1%	2.39	17
1965-66	1640	995	3541	5432	2540	2892	7938	398	477	189	288	191	3.6%	2.20	18
1966-67	1845	1027	4299	6841	3039	3802	9065	505	620	192	428	235	4.7%	2.80	17
1967-68	1845	1121	5350	7697	3608	4089	9499	572	395	66	329	235	3.5%	2.10	18
1968-69	1845	1295	5856	8584	4236	4348	10590	630	582	173	409	235	3.9%	2.66	19
1969-70	1845	1333	6543	9242	4886	4356	9935	662	274	0	274	221	2.8%	1.72	19
1970-71	1845	1516	6048	10060	5620	4440	13624	749	673	270	403	251	3.0%	2.49	20
1971-72	1949	2020	6019	10931	6487	4444	15849	758	885	379	506	273	3.2%	3.04	23
1972-73	1949	2194	5324	12227	7491	4736	15653	820	832	360	472	266	3.0%	2.87	24
1973-74	1949	2394	6434	13497	8471	5026	16290	902	1007	450	557	180	3.4%	3.43	26
1974-75	1949	2827	9196	15838	9593	6245	22510	1134	677	136	541	266	2.4%	3.32	28
1975-76	2013	3691	9399	18642	10625	8017	27003	1054	855	91	764	276	2.8%	4.60	33
1976-77	2328	3833	11816	20709	11685	9024	28250	1145	1056	0	1056	323	3.7%	5.38	30
1977-78	2118	4721	11986	22430	12723	9707	28105	1101	1044	0	1044	313	3.7%	5.37	35
1978-79	3151	5106	11033	24900	13895	11005	37486	1200	1514	0	1514	467	4.0%	5.36	27
1979-80	3151	6263	17739	28405	15099	13306	44827	1300	1762	0	1762	605	3.9%	5.96	31
1980-81	3151	8095	15773	33055	16496	16559	60965	1616	2437	0	2437	605	4.0%	8.27	38
1981-82	4320	10275	25476	38819	18244	20575	79244	1993	4188	0	4188	839	5.3%	10.18	35$
1982-83	4226	12458	23361	43191	20219	22972	86522	2187	3481	460	3021	827	3.5%	7.34	40
1983-84	5421	14103	25473	46838	23078	23760	85624	2923	2163	235	1928	923	2.3%	3.61	37@
1984-85	5442	15188	30226	52819	26826	25993	93353	3895	2703	390	2313	1241	2.5%	4.32	39
1985-86	5452	16551	44651	61943	29030	32913	102597	3399	1832	215	1617	1243	1.6%	3.00	41
1986-87	5452	15886	53476	68352	30914	37438	119689	2157	293	0	293	552	0.2%	0.51	40
1987-88	6431	17491	44406	75712	34620	41092	140255	3822	3205	510	2695	1356	1.9%	4.25	38@
1988-89	10501	30740	32396	83455	38460	44995	167642	4315	8513	1510	7003	2444	4.2%	6.74	40@
1989-90	10444	37870	48883	91488	43070	48418	196910	4891	14829	4575	10254	3126	5.2%	9.87	47
1990-91	10387	47921	48323	100894	48219	52675	259599	5426	23455	9250	14205	4154	5.5%	13.69	56
1991-92	11765	61863	105168	123100	54609	68491	317965	6475	20884	7800	13084	4389	4.1%	12.45	67@
1992-93	12510	64207	144145	153612	61710	91902	309156	7456	3030	26	3004	3642	1.0%	2.47	63
1993-94	12867	70745	141320	177824	70285	107539	374786	9410	10195	20	10175	5020	2.7%	7.91	65
1994-95	13694	128338	115569	217084	81595	135489	568312	11967	45141	13246	31895	8068	5.6%	23.29	104
1995-96	24182	217400	128097	294239	96980	197259	790967	16444	76072	23070	53002	14300	6.7%	21.92	100
1996-97	25588	339169	253717	385116	117009	268107	1012843	20924	100046	23810	76236	22067	7.5%	29.79	143
1997-98	25588	349930	330874	487073	141899	345174	736279	25924	32880	3414	29466	15484	4.0%	11.52	147
1998-99	25590	350505	344523	569865	165334	404531	659395	28132	10716	970	9746	8520	1.5%	3.81	147
1999-00	25590	349822	300426	581233	182818	398415	896114	34261	7520	400	7120	7803	0.8%	2.78	147
2000-01	25590	299788	299888	591427	209067	382360	816422	34737	(50034)	0	(50034)	0	—	(18.45)	127
2001-02	31982	214524	230772	591006	243172	347834	891806	35468	(10921)	(5548)	(5373)	0	—	(1.98)	77@
2002-03	31983	227733	145831	608114	271307#	336807	1085874	36213#	51037	21026	30011	14430	2.76%	9.38	81
2003-04	35683	323677	125977	627149	302369#	324780	1555242	38260#	129234	48200	81034	31825	5.21%	24.68	102@

Notes :

@ On increased capital base due to conversion of Bonds/Convertible Debentures/Warrants into shares.

$ On increased capital base due to issue of Bonus Shares. Net Worth excludes ordinary dividends.

* Equivalent to a face value of Rs. 10/- per share.

Including amortisation

TATA

AUDITORS' REPORT

TO THE MEMBERS OF

TATA MOTORS LIMITED
(Formerly Tata Engineering and Locomotive Company Limited)

1. We have audited the attached Balance Sheet of **TATA MOTORS LIMITED** as at March 31, 2004, and also the Profit and Loss Account and the Cash Flow Statement for the year ended on that date both annexed thereto. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order, 2003 issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order to the extent applicable.

4. Further to our comments in the Annexure referred to in paragraph 3 above, we report that:

   (i) we have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

   (ii) in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

   (iii) the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

   (iv) in our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;

   (v) on the basis of written representations received from the directors, as on March 31, 2004, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on March 31, 2004 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956; and

   (vi) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

      (a) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2004;

      (b) in the case of the Profit and Loss Account, of the profit for the year ended on that date; and

      (c) in the case of the Cash Flow Statement, of the cash flows for the year ended on that date.

For A. F. FERGUSON & CO.
Chartered Accountants

A K MAHINDRA
Partner
Membership No. : 10296

For S. B. BILLIMORIA & CO.
Chartered Accountants

N VENKATRAM
Partner
Membership No. : 71387

Mumbai, May 19, 2004

ANNEXURE TO THE AUDITORS' REPORT

(Referred to in paragraph 3 of our report of even date)

(i) (a) The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets.

(b) As explained to us, physical verification of a major portion of fixed assets as at March 31, 2004 was conducted by the Management during the year. In our opinion, the frequency of physical verification is reasonable. Having regard to the size of the operations of the Company and on the basis of explanations received, in our opinion, the net differences found on physical verification were not significant.

(ii) (a) As explained to us, the stocks of finished goods (other than a significant part of the spare parts held for sale) and work in progress in the Company's custody have been physically verified by the Management as at the end of the financial year or after the year end, and in respect of stocks of stores and spares, the aforesaid spare parts held for sale, and raw materials in the Company's custody, there is a perpetual inventory system and a substantial portion of the stocks have been verified during the year. In our opinion, the frequency of verification is reasonable. In the case of materials and spare parts held for sale lying with third parties, certificates confirming stocks have been received in respect of a substantial portion of the stocks held during the year or at the year-end.

(b) In our opinion and according to the information and explanations given to us, the procedures of physical verification of stocks followed by the Management are reasonable and adequate in relation to the size of the Company and the nature of its business.

(c) In our opinion and according to the information and explanations given to us, the Company is maintaining proper records of inventory. The discrepancies noticed on verification between the physical stocks and the book records were not material having regard to the size of the operations of the Company.

(iii) (a) The Company had taken loans from two companies covered in the register maintained under Section 301 of the Companies Act, 1956. The maximum amount involved during the year was Rs. 15.57 crores and the year-end balance of loans taken from such companies was Rs. Nil. There are ten companies covered in the register maintained under Section 301 of the Companies Act, 1956 to which the Company has granted loans. The maximum amount involved during the year was Rs. 198.83 crores and the year-end balance of loans granted to these companies was Rs. 92.56 crores.

(b) In our opinion and according to the information and explanations given to us, the rate of interest and other terms and conditions on which loans have been taken from/granted to companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956 are not, *prima facie*, prejudicial to the interest of the Company.

(c) The Company is regular in repaying the principal amounts as stipulated and has been regular in the payment of interest. The parties have repaid the principal amounts as stipulated and have been regular in the payment of interest.

(d) There is no overdue amount of loans taken from or granted to companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956.

(iv) In our opinion and according to the information and explanations given to us, having regard to the explanations that some of the items purchased are of special nature and suitable alternative sources do not exist for obtaining comparable quotations, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to purchases of inventories and fixed assets and with regard to the sale of goods. During the course of our audit, we have not observed any major weakness in the internal controls.

(v) (a) To the best of our knowledge and belief and according to the information and explanations given to us, we are of the opinion that the transactions that need to be entered into the register maintained under Section 301 of the Companies Act, 1956 have been so entered.

(b) In our opinion and having regard to our comments in paragraph (iv) above, and according to the information and explanations given to us, transactions made in pursuance of contracts or arrangements entered in the register maintained under Section 301 of the Companies Act, 1956 and exceeding the value of Rupees five lakhs in respect of any party during the year have been made at prices which are reasonable having regard to prevailing market prices at the relevant time where such market prices are available.

(vi) In our opinion and according to the information and explanations given to us, the Company has not accepted deposits from the public during the period covered by our audit report. In respect of unclaimed deposits matured in earlier years that are outstanding during the year, the Company has complied with the provisions of Sections 58A and 58AA of the Companies Act, 1956 and the Companies (Acceptance of Deposits) Rules, 1975. To the best of our knowledge and according to the information and explanations given to us, no order has been passed by the Company Law Board.

(vii) In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

(viii) We have broadly reviewed the books of account relating to the manufacture of motor vehicles pursuant to the Rules made by the Central Government for the maintenance of cost records under Section 209 (1)(d) of the Companies Act, 1956 and are of the opinion that *prima facie,* the prescribed accounts and records have been made and maintained. We have not, however, made a detailed examination of the records with a view to determining whether they are accurate or complete. To the best of our knowledge and according to the information and explanations given to us, the Central Government has not prescribed maintenance of cost records under Section 209 (1)(d) of the Companies Act, 1956 for any other products of the Company.

(ix) (a) According to the information and explanations given to us, the Company is generally regular in depositing with appropriate authorities undisputed statutory dues including provident fund, investor education and protection fund, employees' state insurance, income tax, sales tax, wealth tax, customs duty, excise duty, cess and other material statutory dues applicable to it. We are informed by the Company that the Employees' State Insurance Act, 1948 is applicable only to certain locations of the Company. With regard to the contribution under the Employees' Deposit Linked Insurance Scheme, 1976 (the Scheme), we are informed that the Company has its own Life Cover Scheme, and consequently, an application has been made seeking an extension of exemption from contribution to the Scheme, which is awaited.

(b) According to the information and explanations given to us, no undisputed amounts payable in respect of income tax, wealth tax, sales tax, customs duty, excise duty and cess were in arrears, as at March 31, 2004 for a period of more than six months from the date they became payable.

(c) According to the information and explanations given to us, details of dues of sales tax, income tax, excise duty and service tax which have not been deposited on account of any dispute are given below:

Particulars	Financial years to which the matter pertains	Forum where dispute is pending	Amount (Rs. in crores)
Income tax	1996-97	Appellate Tribunal	10.46
Sales tax	1964-65 to 1968-69, 1974-75, 1975-76, 1979-80 to 1981-82, 1983-84, 1986-87 to 1988-89, 1992-93 and 1995-96	High Court	28.33
	1989-90 and 1990-91	Board of Revenue	0.28
	1979-80, 1986-87 to 1992-93, 1994-95 to 1997-98 and 2002-03	Tribunal	108.59
	1989-90, 1991-92 to 1995-96, 1999-2000 and 2000-01	Additional Commissioner	21.88
	1999-2000 to 2001-02	Joint Commissioner	19.98
	1984-85, 1986-87, 1989-90 and 1992-93 to 2000-01	Deputy Commissioner	10.57
	1984-85 to 1985-86, 1988-89 and 1990-91 to 2001-02	Assistant Commissioner	6.68
Excise duty	2000-01	Supreme Court	2.14
	1995-96	High Court	0.13
	1989-90, 1994-95, 1997-98, 1998-99 and 2001-02 to 2002-03	Appellate Tribunal	9.95
	1995-96 to 2003-04	Commissioner	6.94
	2001-02	Additional Commissioner	0.21

(x) The Company does not have accumulated losses. The Company has not incurred cash losses during the financial year covered by our audit and the immediately preceding financial year.

(xi) In our opinion and according to the information and explanations given to us, the Company has not defaulted in repayment of dues to a financial institution, bank or debenture holder.

(xii) In our opinion and according to the information and explanations given to us, the Company has maintained adequate records where the Company has granted loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiii) In our opinion, the Company is not a chit fund or a *nidhi*/mutual benefit fund/society. Therefore, the provisions of clause 4 (xiii) of the Companies (Auditor's Report) Order, 2003 are not applicable to the Company.

(xiv) In our opinion and according to the information and explanations given to us, the Company is not dealing in or trading in shares, securities, debentures and other investments. Accordingly, the provisions of clause 4 (xiv) of the Companies (Auditor's Report) Order, 2003 are not applicable to the Company.

(xv) In our opinion and according to the information and explanations given to us, the terms and conditions on which the Company has given guarantee for loans taken by others from banks or financial institutions are not prejudicial to the interest of the Company.

(xvi) In our opinion and according to the information and explanations given to us, the term loans have been applied for the purpose for which they were raised other than amounts temporarily invested pending utilisation of the funds for the intended use.

(xvii) In our opinion and according to the information and explanations given to us, and on an overall examination of the Balance Sheet of the Company, we report that no funds raised on short-term basis have been used for long-term investment and *vice-versa.*

(xviii) According to the information and explanations given to us, the Company has not made any preferential allotment of shares to parties and companies covered in the register maintained under Section 301 of the Companies Act, 1956.

(xix) In our opinion and according to the information and explanations given to us, the Company has not issued any secured debentures during the period covered by our report. Accordingly, the provisions of clause 4 (xix) of the Companies (Auditor's Report) Order, 2003 are not applicable to the Company.

(xx) During the period covered by our audit report, the Company has not raised any money by public issues.

(xxi) To the best of our knowledge and belief and according to the information and explanations given to us, except for a fraudulent guarantee of Rs.7 crores given by a customer, no fraud on or by the Company has been noticed or reported during the course of our audit.

For A. F. FERGUSON & CO.
Chartered Accountants

A K MAHINDRA
Partner
Membership No.: 10296

For S. B. BILLIMORIA & CO.
Chartered Accountants

N VENKATRAM
Partner
Membership No.: 71387

Mumbai, May 19, 2004

Balance Sheet as at March 31, 2004

(Rs. in crores)

	Schedule	Page			As at March 31, 2003
SOURCES OF FUNDS					
1. SHAREHOLDERS' FUNDS					
(a) Capital	1	13	**356.83**		319.83
(b) Reserves and Surplus	2	13	**3236.77**		2277.33
				3593.60	2597.16
2. LOAN FUNDS					
(a) Secured	3	14	**942.65**		1037.32
(b) Unsecured	4	14	**317.12**		420.99
				1259.77	1458.31
3. DEFERRED TAX LIABILITY (NET) [Note A(3), page 27]				**514.15**	105.30
4. TOTAL FUNDS EMPLOYED				**5367.52**	4160.77
APPLICATION OF FUNDS					
5. FIXED ASSETS					
(a) Gross Block	5	15	**5985.40**		5888.99
(b) Less: Depreciation/Amortisation			**3023.69**		2713.07
(c) Net Block			**2961.71**		3175.92
(d) Capital Work-in-Progress			**286.09**		192.15
				3247.80	3368.07
6. INVESTMENTS	6	16		**3056.77**	1271.80
7. CURRENT ASSETS, LOANS AND ADVANCES					
(a) Inventories	7	21	**1147.44**		1159.29
(b) Sundry Debtors	8	21	**614.99**		946.10
(c) Cash and Bank Balances	9	22	**770.49**		245.35
(d) Loans and Advances	10	22	**1162.78**		631.27
			3695.70		2982.01
8. CURRENT LIABILITIES AND PROVISIONS					
(a) Current Liabilities	11	23	**4224.30**		3175.26
(b) Provisions	12	23	**430.64**		315.91
			4654.94		3491.17
9. NET CURRENT ASSETS [(7) LESS (8)]				**(959.24)**	(509.16)
10. MISCELLANEOUS EXPENDITURE (to the extent not written off or adjusted)	13	23		**22.19**	30.06
11. TOTAL ASSETS (NET)				**5367.52**	4160.77
12. SIGNIFICANT ACCOUNTING POLICIES		24			
13. NOTES TO BALANCE SHEET	14	26			

As per our report attached

For **A. F. FERGUSON & CO.**
Chartered Accountants

A K MAHINDRA
Partner

For **S. B. BILLIMORIA & CO.**
Chartered Accountants

N VENKATRAM
Partner

Mumbai, May 19, 2004

For and on behalf of the Board

RATAN N TATA
Chairman
N A SOONAWALA
J J IRANI
J K SETNA
V R MEHTA
R GOPALAKRISHNAN
N N WADIA
S A NAIK
Directors

RAVI KANT
PRAVEEN P KADLE
V SUMANTRAN
Executive Directors

H K SETHNA
Company Secretary

Mumbai, May 19, 2004

Profit and Loss Account for the year ended March 31, 2004

	Schedule	Page			(Rs. in crores) 2002-2003
INCOME					
1. SALES OF PRODUCTS AND OTHER INCOME	A	9		**15552.42**	10858.74
LESS: EXCISE DUTY				**2270.30**	1743.79
				13282.12	9114.95
EXPENDITURE					
2. MANUFACTURING AND OTHER EXPENSES	B	10	**11486.31**		8113.96
3. EXPENDITURE TRANSFERRED TO CAPITAL AND OTHER ACCOUNTS			**(144.89)**		(156.46)
				11341.42	7957.50
PROFIT BEFORE AMORTISATION, DEPRECIATION, INTEREST, EXTRAORDINARY/EXCEPTIONAL ITEMS AND TAX				**1940.70**	1157.45
4. PRODUCT DEVELOPMENT EXPENDITURE [Note B (6) (ii), page 34]				**51.64**	—
5. DEPRECIATION/AMORTISATION				**382.60**	362.13
6. INTEREST [Note B (4), page 33]				**161.26**	278.95
PROFIT FOR THE YEAR BEFORE EXTRAORDINARY/EXCEPTIONAL ITEMS AND TAX				**1345.20**	516.37
7. WRITE BACK OF PROVISION FOR CONTINGENCIES				**—**	20.00
8. PROVISION FOR DIMINUTION IN VALUE OF INVESTMENTS (Net)				**(48.30)**	(26.00)
9. EMPLOYEE SEPARATION COST				**(4.56)**	—
PROFIT BEFORE TAX				**1292.34**	510.37
10. PROVISION FOR TAX					
a) Current Tax			**(96.00)**		(28.25)
Provision for earlier years written back			**—**		8.54
				(96.00)	(19.71)
b) Deferred Tax			**(386.00)**		(181.78)
Provision for deferred tax for earlier years			**—**		(8.77)
				(386.00)	(190.55)
PROFIT AFTER TAX				**810.34**	300.11
11. INVESTMENT ALLOWANCE (UTILISED) RESERVE WRITTEN BACK				**—**	0.90
12. BALANCE BROUGHT FORWARD FROM PREVIOUS YEAR				**123.71**	—
AMOUNT AVAILABLE FOR APPROPRIATION				**934.05**	301.01
13. APPROPRIATIONS					
(a) Interim Dividend				**139.95**	—
(b) Tax on Interim Dividend				**17.93**	—
(c) Proposed Dividend				**142.16**	127.91
(d) Tax on Proposed Dividend				**18.21**	16.39
(e) General Reserve				**250.00**	33.00
(f) Balance carried to Balance Sheet				**365.80**	123.71
				934.05	301.01
14. EARNINGS PER SHARE a) Basic	Rupees			**24.68**	9.38
[Note B(7), page 34] b) Diluted	Rupees			**22.71**	9.22
15. SIGNIFICANT ACCOUNTING POLICIES		24			
16. NOTES TO PROFIT AND LOSS ACCOUNT	14 to 18	33			

As per our report attached to the balance sheet

For **A. F. FERGUSON & CO.**
Chartered Accountants

A K MAHINDRA
Partner

For **S. B. BILLIMORIA & CO.**
Chartered Accountants

N VENKATRAM
Partner

Mumbai, May 19, 2004

For and on behalf of the Board

RATAN N TATA
Chairman

N A SOONAWALA
J J IRANI
J K SETNA
V R MEHTA
R GOPALAKRISHNAN
N N WADIA
S A NAIK
Directors

RAVI KANT
PRAVEEN P KADLE
V SUMANTRAN
Executive Directors

H K SETHNA
Company Secretary

Mumbai, May 19, 2004

Cash Flow Statement for the year ended March 31, 2004

(Rs. in crores)

		2003-2004		2002-2003
A.	**Cash Flow from Operating Activities**			
	Net Profit after tax and extraordinary/exceptional items		**810.34**	300.11
	Adjustments for:			
	Depreciation/ Amortisation	**382.60**		362.13
	Provision for contingencies written back	-		(20.00)
	(Profit)/Loss on sale of assets (net)	**8.73**		(14.54)
	Profit on sale of investments	**(13.82)**		(6.50)
	Provision for diminution in value of investments (net)	**48.30**		26.00
	Wealth tax	**0.55**		0.55
	Income tax	**96.00**		19.71
	Deferred tax	**386.00**		190.55
	Interest/Dividend (net)	**116.18**		267.41
	Exchange differences	**(40.95)**		-
	Product development expenditure relating to previous year written off	**30.06**		-
	Employee Separation Cost	**4.56**		-
			1018.21	825.31
	Operating Profit before Working Capital changes		**1828.55**	1125.42
	Adjustments for:			
	Trade and other Receivables	**(260.80)**		(211.66)
	Inventories	**11.85**		(171.78)
	Trade and other Payables	**1164.11**		672.76
			915.16	289.32
	Miscellaneous expenditure (to the extent not written off or adjusted) incurred during the year		**(26.75)**	(30.06)
	Cash Generated from Operations		**2716.96**	1384.68
	Direct Taxes refund / (paid) (net)		**0.57**	(9.17)
	Net Cash from Operating Activities		**2717.53**	1375.51
B	**Cash Flow from Investing Activities**			
	Purchase of fixed assets		**(288.97)**	(275.72)
	Sale of fixed assets		**15.58**	49.21
	Purchase of investments in subsidiary companies		**(280.04)**	(15.00)
	Purchase of investments in associate companies		-	(21.28)
	Debenture application money in associate company		**(24.67)**	-
	Purchase of investments in Mutual Fund (net)		**(1490.95)**	-
	Purchase of investments - others		**(87.77)**	(6.00)
	Sale/redemption of investments in subsidiary companies		**25.00**	-
	Sale/redemption of investments - others		**14.31**	16.72
	Interest received		**40.43**	33.40
	Dividend / Income on investment received		**45.08**	11.26
	Proceeds from maturity of long term Inter-corporate deposits		-	20.22
	Placement of long term Inter-corporate deposits		-	(10.19)
	(Increase) in short term Inter-corporate deposits		**(11.19)**	(50.65)
	Net Cash used in Investing Activities		**(2043.19)**	(248.03)
C	**Cash Flow from Financing Activities**			
	Proceeds from issue of Foreign Currency Convertible Notes (net of expenses)		**449.14**	-
	Share issue expenses		-	(0.26)
	Premium on redemption of debentures		**(37.14)**	(16.92)
	Proceeds from long term borrowings		**447.70**	364.66
	Repayment of long term borrowings		**(712.20)**	(1018.54)
	Increase/(Decrease) in short term borrowings		**2.74**	(210.44)
	Proceeds from issue of shares		**234.21**	0.01
	Dividend paid (including Dividend tax)		**(298.61)**	(0.05)
	Interest paid [including discounting charges paid, **Rs 111.49 crores,** (2002-03 Rs.95.06 crores)]		**(235.04)**	(327.21)
	Net Cash used in Financing activities		**(149.20)**	(1208.75)
	Net Increase/(Decrease) in Cash and cash equivalents		**525.14**	(81.27)
	Cash and cash equivalents as at March 31, 2003		**245.35 ***	326.62
	Cash and cash equivalents as at March 31, 2004		**770.49 ***	245.35

*Includes Cash Collateral **Rs. 57.43 crores** (as at March 31, 2003 Rs. 24.28 crores)

Previous year's figures have been restated, wherever necessary, to conform to this year's classification.

As per our report attached to the balance sheet

For **A. F. FERGUSON & CO.**
Chartered Accountants

A K MAHINDRA
Partner

For **S. B. BILLIMORIA & CO.**
Chartered Accountants

N VENKATRAM
Partner

Mumbai, May 19, 2004

For and on behalf of the Board

RATAN N TATA
Chairman
N A SOONAWALA
J J IRANI
J K SETNA
V R MEHTA
R GOPALAKRISHNAN
N N WADIA
S A NAIK
Directors

RAVI KANT
PRAVEEN P KADLE
V SUMANTRAN
Executive Directors

H K SETHNA
Company Secretary

Mumbai, May 19, 2004

TATA

Schedule forming part of the profit and loss account

"A" [Item No. 1]

(Rs. in crores)

		2003-2004	2002-2003
SALE OF PRODUCTS AND OTHER INCOME			
1. **Sale of products and other income from operations**			
(a) Sale of products / Services (Schedule 15, page 36)	**15208.74**		10607.73
(b) Income from Hire purchase/Loan contracts (Notes 1, 2, 3 and 4 below)	**139.95**		96.62
(c) Miscellaneous receipts (Note 5 below)	**103.88**		131.01
(d) Exchange difference (net)	**40.95**		5.34
		15493.52	10840.70
2. **Dividend and other income (Notes 6 and 7 below)**			
(i) Trade investments	**22.96**		11.26
(ii) Other investments	**22.12**		0.28
(iii) Profit on sale of investments (trade, long term) (Note 8 below)	**13.82**		6.50
		58.90	18.04
		15552.42	10858.74

	2003-2004	2002-2003
Notes : (1) Value of Hire purchase contracts entered into during the year :		
(i) Purchased vehicles (Note 2 below)	**325.55**	966.58
(ii) Vehicles from Company's stocks	**6.42**	95.08
(2) Value of vehicles purchased and issued on Hire purchase contracts during the year.	**274.47**	807.90
(3) (i) Income from Hire purchase contracts includes on securitisation of receivables under Hire purchase contracts	**28.34**	28.58
(ii) Income from Loan contracts includes income on securitisation of Loan contracts	**13.25**	—
(4) Interest income from Loan contracts	**50.22**	0.15
(5) Miscellaneous receipts include: Profit on sale of assets [includes Capital Profits of **Rs. 3.53 crores** (2002-2003 Rs. 21.55 crores) out of which **Rs. Nil** (2002-2003 Rs. 20.37 crores) pertains to sale of development rights related to land]	**4.75**	28.20
(6) Dividend and other income from investments include:		
(i) Tax deducted at source	—	1.16
(ii) Dividend from subsidiary companies	**3.08**	—
(7) Dividend and other income from investments include :		
(i) Income from long term investments	**22.97**	11.26
(ii) Income from current investments	**22.11**	0.28
(8) Additional consideration received in respect of Trade investment sold in 1999-2000	**9.84**	—

Schedule forming part of the profit and loss account

"B" [Item No. 2] (Rs. in crores)

		2003-2004	2003-2004	2002-2003
MANUFACTURING AND OTHER EXPENSES				
1.	**Purchase of products for sale etc.** [Note B(1), page 33]		**467.98**	360.77
2.	**Consumption of raw materials and components** (Schedule 18, page 39)		**7873.41**	5338.81
3.	**Processing charges**		**388.59**	286.71
4.	**Payments to and provisions for employees :**			
	(a) Salaries, wages and bonus	**646.99**		499.08
	(b) Superannuation, gratuity, etc.	**95.67**		99.20
	(c) Contribution to provident fund, etc.	**41.70**		36.61
	(d) Workmen and staff welfare expenses [Note B(i), page 11]	**98.13**		85.48
			882.49	720.37
5.	**Expenses for manufacture, administration and selling :**			
	(a) Stores, spare parts and tools consumed	**236.73**		200.11
	(b) Freight, transportation, port charges, etc.	**185.47**		140.42
	(c) Repairs to buildings [Note B(ii), page 11]	**20.37**		7.37
	(d) Repairs to plant, machinery, etc. [Note B(iii), page 11]	**25.62**		16.20
	(e) Power and fuel	**214.52**		193.51
	(f) Rent	**9.37**		9.23
	(g) Rates and taxes	**22.16**		24.63
	(h) Provision for Wealth tax	**0.55**		0.55
	(j) Insurance	**21.44**		29.02
	(k) Publicity	**123.60**		111.55
	(l) Incentive / Commission to dealers [Note B(iv), page 11]	**120.57**		140.60
	(m) Excess debits/Short credits in respect of previous years (net)	**3.02**		8.87
	(n) Works operation and Other expenses [Note B(v), page 11]	**748.44**		644.98
			1731.86	1527.04
6.	**Changes in Stock-in-trade and Work-in-progress :**			
	Opening Stock	**793.91**		674.17
	Less: Closing Stock	**651.93**		793.91
			141.98	(119.74)
			11486.31	8113.96

Schedule forming part of the profit and loss account

"B" [Item No. 2](contd.)

(Rs. in crores)

		2003-2004	2002-2003
NOTES :			
(i) Item 4 (d):	Workmen and staff welfare expenses include net provisions for other employee benefit schemes	**13.04**	10.58
(ii) Item 5 (c):	Repairs to buildings exclude amounts charged to other revenue accounts	**5.44**	6.18
(iii) Item 5 (d):	Repairs to plant, machinery, etc. exclude amounts charged to other revenue accounts	**93.21**	70.02
(iv) Item 5 (l):	Incentive / Commission to dealers include: Inventory relief [including provisions **Rs. 15 crores** (2002-03 Rs. Nil)]	**27.32**	12.11
(v) Item 5 (n):	Works operation and Other expenses include -		
	(1) Loss on assets sold/scrapped/written off	**13.48**	13.66
	(2) Lease rentals in respect of plant and machinery	**8.84**	3.26
	(3) Commission and Brokerage on sales	**25.92**	20.74
	(4) Provision for doubtful sundry debtors/ advances (net)	**13.03**	94.94
	(5) Warranty expenses [including provisions **Rs. 142.86 crores** (2002-03 Rs. 88.83 crores)] [Schedule 12(d), page 23]	**167.23**	125.09
	(6) Securitisation expenses for Hire purchase contracts	**14.64**	8.06
	(7) Bad debts / advances written off	**22.86**	5.99

Schedule forming part of the profit and loss account

"B" [Item No. 2](contd.)

(Rs. in crores)

		2003-2004		2002-2003
MANAGERIAL REMUNERATION:				
1.	Managerial Remuneration for Directors (excluding provision for encashable leave and gratuity as separate actuarial valuation for Whole-time Directors is not available)		**4.38** *	2.26
2.	The above is inclusive of:			
	(a) Estimated expenditure on perquisites		**0.30**	0.23
	(b) Contribution to provident/superannuation funds		**0.16**	0.14
	(c) Commission to Directors		**3.05**	1.25
3.	Directors' sitting fees		**0.13**	0.07
4.	Commission to Directors:			
	(a) Profit after tax as per Profit and Loss Account		**810.34**	300.11
	(b) Add: (i) Managerial Remuneration	**4.38**		2.26
	(ii) Directors' sitting fees	**0.13**		0.07
	(iii) Provision for taxation – current and deferred	**482.00**		210.26
	(iv) Provision for diminution in value of investment (net)	**48.30**		26.00
	(v) Depreciation/Amortisation as per books	**382.60**		362.13
			917.41	600.72
			1727.75	900.83
	(c) Less: i) Capital Profit:			
	a) Sale of Assets	**(3.53)**		(21.55)
	b) Sale of Investments	**(13.82)**		(6.50)
	ii) Provision for contingencies written back	**—**		(20.00)
	iii) Depreciation/Amortisation as per Section 350 of the Companies Act, 1956	**(382.60)**		(362.13)
			(399.95)	(410.18)
			1327.80	490.65
	(d) Less: Excess of expenditure over income in so far as such excess has not been deducted (See Note below)		**—**	(205.93)
	Net Profit as per Sections 349/350		**1327.80**	284.72
	(e) Commission to Whole-time Directors		**2.05**	1.10
	(f) Commission to Non-Whole-time Directors		**1.00**	0.15

Note: The Company has been legally advised that for the purpose of calculating profit/loss under Sections 349/350, depreciation should not be included in the excess of expenditure over income.

* Excludes retirement benefits of **Rs. 0.37 crore** (2002-03 Rs. 0.10 crore) relating to former Whole-time Directors.

TATA

Schedules forming part of the balance sheet

(Rs. in crores)

"1" [Item No. 1(a)]

	As at March 31, 2004	As at March 31, 2003
SHARE CAPITAL [Note (A) 1, page 26]		
Authorised:		
40,00,00,000 Ordinary Shares of Rs. 10 each (As at March 31, 2003: 35,00,00,000 Shares) and	**400.00**	350.00
Unclassified Shares (As at March 31, 2003: 5,00,00,000 Shares of Rs. 10 each)	—	50.00
	400.00	400.00
Issued:		
35,29,58,130 Ordinary Shares of Rs. 10 each (As at March 31, 2003: 31,98,85,379 Ordinary Shares)	**352.96**	319.89
Subscribed:		
35,29,58,130 Ordinary Shares of Rs.10 each fully paid up (As at March 31, 2003: 31,97,84,387 Ordinary Shares)	**352.96**	319.79
Less: Calls in arrears	**0.01**	0.01
	352.95	319.78
Share Forfeiture	**0.05**	0.05
Share application money (pending allotment)	**3.83**	—
	356.83	319.83

"2" [Item No. 1(b)]

RESERVES AND SURPLUS	As at March 31, 2003	Additions	Deductions	As at March 31, 2004
(a) Securities Premium	**1191.14**	**541.29$$**	**51.09#**	**1681.34+**
	1205.11	3.21$	17.18@	1191.14+
(b) Capital Redemption Reserve	**2.28**	—	—	**2.28**
	2.28	—	—	2.28
(c) Debenture Redemption Reserve	**334.15**	—	—	**334.15**
	334.15	—	—	334.15
(d) Amalgamation Reserve	**0.05**	—	—	**0.05**
	0.05	—	—	0.05
(e) Investment Allowance (Utilised) Reserve	—	—	—	—
	0.90	—	0.90	—
(f) General Reserve	**626.00**	**250.00**	**22.85***	**853.15**
	602.75	33.00	9.75*	626.00
	2153.62	**791.29**	**73.94**	**2870.97**
	2145.24	36.21	27.83	2153.62
(g) Profit and Loss Account				**365.80**
				123.71
				3236.77
				2277.33

$ Represents sale proceeds of certain items of Capital Work-in-Progress of Rs. 3.21 crores which was adjusted to the Securities Premium Account in the year 2001-02 as per the High Court order and premium on conversion of debentures

$$ Represent premium on shares issued upon exercise of warrants [Note A 1(d) page 26] and on conversion of Foreign Currency Convertible Notes [Note A 1(e) page 26]

+ Net of calls in arrears **Rs. 0.03 crore** (as at March 31, 2003 Rs. 0.03 crore)

An amount of **Rs. 37.14 crores** paid in the year 2003-04 towards premium on the early redemption of certain Non-Convertible Debentures has been debited to Securities Premium Account. An amount of **Rs. 12.42 crores** for Foreign Currency Convertible Notes issue expenses and **Rs. 1.53 crores** relating to premium on redemption of Foreign Currency Convertible Notes has been debited to Securities Premium Account

@ Consists of expenses of Rights Issue in the financial year 2001-02 Rs. 0.26 crore, premium on early redemption of debentures Rs. 16.92 crores

* Represents Deferred Tax Provision pertaining to period prior to April 1, 2001 **Rs. 22.85 crores** (as at March 31, 2003 Rs. 9.75 crores)

Schedules forming part of the balance sheet

"3" [Item No. 2(a)]

(Rs. in crores)

	As at March 31, 2004	As at March 31, 2003
LOANS - Secured [Note (A) 2, page (26)]		
(a) Privately placed Non-Convertible Debentures:		
(i) 12.25% Non-Convertible Debentures (2004) [Notes 2(i)(a) and 2(ii), pages 26 and 27]	**10.00**	15.00
(ii) 14.75% Non-Convertible Debentures (2008) [Notes 2(i)(a) and 2(ii), pages 26 and 27]	**80.50**	118.50
(iii) 14.30% Non-Convertible Debentures (2008) [Notes 2(i)(a) and 2(ii), pages 26 and 27]	**25.00**	75.00
(iv) 13.50% Non-Convertible Debentures (2005) [Notes 2(i)(a) and 2(ii), pages 26 and 27]	**12.00**	62.00
(v) 11.85% Non-Convertible Debentures (2005)	—	75.00
(vi) 7.70% Non-Convertible Debentures (2006)	—	50.00
(vii) Floating Rate Non-Convertible Debentures (2007)*[Notes 2(i)(a) and 2(ii), pages 26 and 27]	**35.00**	50.00
(b) 11% Non-Convertible Debentures (2005-2007)**	—	129.64
(c) Loan from International Finance Corporation US$ 50 million*** [Notes 2(i)(d), page 26]	**218.75**	—
(d) Loans from Housing Development Finance Corporation Ltd. [Note 2(i)(c) , page 26]	**6.36**	9.51
(e) Term Loan from State Bank of India [Note 2(i)(d) and 2(iii) , pages 26 and 27] [Including **Rs. 185.98 crores** (as at March 31, 2003 Rs. 99.76 crores) in foreign currency]	**285.98**	199.82
(f) Sales Tax Deferment Loan [Note 2(i)(e), page 27]	**135.98**	133.56
(g) From Banks - Loans and Cash Credit Accounts [Note 2(i)(f), page 27]	**73.48**	36.88
(h) From Banks - Loans and Overdraft Accounts [Note 2(i)(g), page 27]	**30.60**	62.41
(i) Loan from Technology Development Board [Note 2(i)b, page 26]	**29.00**	20.00
	942.65	1037.32

* At 1 year Government Security Benchmark semi-annual rate + 140 basis points

** Net of calls in arrears **Rs. Nil** (as at March 31, 2003 Rs. 0.04 crore)

***At 6 month Libor + 150 basis point

"4" [Item No. 2(b)]

		As at March 31, 2004	As at March 31, 2003
LOANS - Unsecured			
(a) Short Term Loans: From Others		—	0.56
(b) Other Loans:			
(i) Banks [Including in foreign currency **Rs. Nil (as at March 31, 2003 Rs. 172.14 crores)]	—		195.67
(ii) Foreign Currency Convertible Notes [Note (C)(ii), page 34]	**105.35**		—
@(iii) Others [Including in foreign currency **Rs. 211.48 crores** (as at March 31, 2003 Rs. 224.45 crores)]	**211.77**		224.76
		317.12	420.43
		317.12	420.99
** Including payable in respect of finance lease		—	23.53
@ Including under Sales Tax deferral scheme		**0.29**	0.31

Schedules forming part of the balance sheet

"5"[Item No. 5]
(Rs. in crores)

FIXED ASSETS	Cost as at March 31, 2003	Additions	Deductions/ Adjustments	Cost as at March 31, 2004	Depreciation/ Amortisation for the Year 2003-2004	Accumulated Depreciation/ Amortisation up to March 31, 2004	Net Book Value as at March 31, 2004
(a) Land	**8.36**	**—**	**7.96**	**0.40**	**—**	**—**	**0.40**
	8.52	—	0.16	8.36	—	—	8.36
(b) Buildings, etc [Note (i) & (ii)]	**697.22**	**8.17**	**1.10**	**704.29**	**19.12**	**187.94**	**516.35**
	687.85	12.37	3.00	697.22	18.75	169.37	527.85
(c) Leasehold Land	**38.74**	**—**	**—**	**38.74**	**0.38**	**3.27**	**35.47**
	38.74	—	—	38.74	0.38	2.88	35.86
(d) Railway Sidings	**0.13**	**—**	**—**	**0.13**	**—**	**0.13**	**—**
	0.28	—	0.15	0.13	—	0.13	—
(e) Plant, Machinery, Equipment, etc. [Note (ii)]	**4742.87**	**173.44**	**80.12**	**4836.19**	**328.69**	**2645.48**	**2190.71**
	4639.52	180.86	77.51	4742.87	308.86	2384.48	2358.39
(f) Water System and Sanitation [Note (ii)]	**39.55**	**2.21**	**0.02**	**41.74**	**1.68**	**18.01**	**23.73**
	39.42	0.34	0.21	39.55	1.67	16.36	23.19
(g) Furniture, Fixtures and Office Appliances	**43.10**	**1.53**	**2.71**	**41.92**	**1.82**	**22.66**	**19.26**
	41.93	1.96	0.79	43.10	1.95	22.33	20.77
(h) Technical Know-how	**34.51**	**—**	**—**	**34.51**	**0.49**	**34.06**	**0.45**
	34.51	—	—	34.51	0.78	33.57	0.94
(j) Vehicles and Transport	**66.89**	**7.35**	**4.02**	**70.22**	**8.55**	**44.57**	**25.65**
	90.00	7.30	30.41	66.89	13.32	38.59	28.30
(k) Plant taken on lease	**188.73**	**—**	**—**	**188.73**	**14.50**	**57.58**	**131.15**
	188.73	—	—	188.73	13.80	42.74	145.99
(l) Product Development Cost	**28.89**	**—**	**0.36**	**28.53**	**7.37**	**9.99**	**18.54**
	—	28.89	—	28.89	2.62	2.62	26.27
GRAND TOTAL	**5888.99**	**192.70**	**96.29**	**5985.40**	**382.60**	**3023.69 ****	**2961.71**
	5769.50	231.72	112.23	5888.99	362.13	2713.07 **	3175.92
(m) Capital Work-in-Progress [Note (v)]							**286.09**
							192.15
							3247.80
							3368.07

Notes : (i) Buildings include **Rs. 11,950** (as at March 31, 2003 Rs. 11,950) being value of investments in shares of Co-operative Housing Societies

(ii) Buildings, Water system and Sanitation and Plant and Machinery include Gross Block **Rs 4.76 crores, Rs.1.50 crores** and **Rs. 3.55 crores** and Net Block **Rs. 0.61 crore, Rs. 0.08 crore** and **Rs. 1.41 crores** respectively in respect of expenditure incurred on capital assets, ownership of which does not vest in the Company

(iii) Additions include exchange differences and net premiums on forward exchange contracts [Note A (4), page 27]

(iv) ** After adjustment of Cumulative Depreciation of **Rs. 71.98 crores** (as at March 31, 2003 Rs. 80.78 crores) on Assets transferred/sold/discarded during the year

(v) Capital Work-in-Progress includes Product Development Cost **Rs. 81.06 crores** (as at March 31, 2003 Rs 22.69 crores) and Technical Know-how fees for product development projects **Rs. 25.42 crores** (as at March 31, 2003 Rs. 12.53 crores)

Schedule forming part of the balance sheet

"6" [Item No. 6] **(Rs. in crores)**

INVESTMENTS (at cost)

Number	Face Value per unit	Description	Cost as at March 31, 2004		Cost as at March 31, 2003	
		(A) **Trade Investments**				
		(1) **Fully paid Ordinary/Equity shares (Quoted)**				
2,76,000	10	Jayabharat Credit Ltd	**0.33**		0.33	
4,93,970	10	Automobile Corporation of Goa Ltd	**0.88**		0.88	
—	—	Tata Infomedia Ltd (2,61,000 Shares of Rs 10 each sold during the year)	—		0.49	
1,72,04,486	10	The Tata Iron and Steel Company Ltd	**216.23**		216.23	
1,84,94,389	10	Tata Finance Ltd (15,52,872 Preference Shares of Rs 100 each converted into 34,50,826 Equity Shares)	**59.93**		44.40	
5,62,477	10	Sriram Investments Ltd	**0.25**		0.25	
70,249	10	Tata Chemicals Ltd	**0.24**		0.24	
				277.86		262.82
		(2) **Fully Paid Ordinary / Equity Shares (Unquoted) in Subsidiary Companies**				
75,00,000	100	Sheba Properties Ltd (25,00,000 Shares acquired during the year)	**75.00**		50.00	
1,01,00,200	10	Tata Technologies Ltd	**22.10**		22.10	
8,420	100	Telco Dadajee Dhackjee Ltd	**5.81**		5.81	
7,97,50,000	10	Telco Construction Equipment Company Ltd	**159.50**		159.50	
53,220	10	Minicar (India) Ltd	**29.63**		29.63	
7,50,00,000	10	TAL Manufacturing Solutions Ltd (4,00,000 Shares acquired during the year)	**75.00**		74.60	
4,00,00,000	10	HV Transmissions Ltd (4,00,000 Shares acquired during the year)	**80.00**		79.20	
4,50,00,000	10	HV Axles Ltd (4,00,000 Shares acquired during the year)	**90.00**		89.20	
30,16,060	(KRW) 5000	Daewoo Commercial Vehicle Co Ltd (Korea) (30,16,060 Shares acquired during the year)	**253.04**		—	
				790.08		510.04
		(3) **Fully Paid Ordinary / Equity Shares (Unquoted) in Others**				
50,59,203	1(S$)	Tata Precision Industries Pte Ltd (Singapore)	**3.11**		3.11	
25,000	1000	Tata International Ltd	**3.85**		3.85	
1,383	1000	Tata Services Ltd	**0.14**		0.14	
350	900	The Associated Building Company Ltd	**0.01**		0.01	
50,44,911	100	Tata Industries Ltd (25,26,603 Shares acquired during the year)	**55.54**		25.23	
15,000	100	Tata Projects Ltd	**0.18**		0.18	
16,000	(TK)1000	NITA Co Ltd (Bangladesh)	**1.27**		1.27	
33,600	100	Kulkarni Engineering Associates Ltd	**0.67**		0.67	
9,00,00,000	10	Tata Cummins Ltd	**90.00**		90.00	
12,375	1000	Tata Sons Ltd	**68.75**		68.75	
22,50,000	10	Tata Holset Ltd	**2.25**		2.25	
2,24,00,000	10	Tata Televentures Holding Ltd	**22.40**		22.40	
1,19,31,500	10	Concorde Motors Ltd	**20.00**		20.00	
20,00,200	10	Tata Teleservices Ltd	**2.00**		2.00	
7,40,00,370	10	Tata AutoComp Systems Ltd	**74.00**		74.00	
9,00,00,001	10	Haldia Petrochemicals Ltd	**90.00**		90.00	
				434.17		403.86
		Carried forward ..		**1502.11**		1176.72

Schedule forming part of the balance sheet

"6" [Item No. 6] (contd.)

(Rs. in crores)

INVESTMENTS (at cost) (contd.)

Number	Face Value per unit	Description	Cost as at March 31, 2004		Cost as at March 31, 2003	
		Brought over ..		**1502.11**		1176.72
		(4) **Fully paid Non-Cumulative Redeemable Preference Shares (Unquoted)**				
—	—	10% Sheba Properties Ltd (a subsidiary company) (25,00,000 Shares of Rs. 100 each redeemed during the year)		—		25.00
		(5) **Fully paid Cumulative Convertible Preference Shares (Quoted)**				
—	—	9% Tata Finance Ltd. (15,52,872 Preference Shares of Rs 100 each converted into 34,50,826 Equity Shares)		—		15.53
		(6) **Fully paid Cumulative Redeemable Preference Shares (Unquoted)**				
6,00,000	100	11.00% Automobile Corporation of Goa Ltd	**6.00**		6.00	
50,00,000	10	7.50% Rallis India Ltd (50,00,000 Shares acquired during the year)	**5.00**		—	
				11.00		6.00
				1513.11		1223.25
		(B) **Other Investments**				
		(1) **Fully paid Equity Shares (Quoted)**				
12,495	10	ICICI Bank Ltd		**0.04**		0.04
		(2) **Fully paid Equity Shares (Unquoted)**				
50,000	10	NICCO Jubilee Park Ltd		**0.05**		0.05
		(3) **Units (Unquoted)**				
730	100	VECAUS - II Venture Capital Units of UTI		**0.01**		0.01
		(4) **Investments in Mutual Fund (Unquoted)**				
		(a) **Growth Fund - Floater**				
4,33,56,513	10	DSP Merrill Lynch Floating Rate Fund - Growth	**45.00**		—	
2,40,24,139	10	Grindlays Floating Rate Fund Institutional Plan Growth	**25.00**		—	
2,42,54,890	10	Grindlays Floating Rate -Institutional Plan B Growth	**25.00**		—	
5,53,98,144	10	HDFC Floating Rate Income Fund - Short Term Plan Growth	**58.59**		—	
1,44,96,255	10	J M Floater Short Term Plan Growth Option	**15.00**		—	
2,42,79,339	10	Kotak Floater - Growth	**25.00**		—	
4,30,57,889	10	Prudential ICICI Floating Rate Plan - Growth	**45.00**		—	
1,99,36,471	10	Tata Floating Rate Fund Short Term Growth	**20.01**		—	
4,39,54,885	10	Templeton Floating Rate Income Fund Short Term Plan	**50.00**		—	
		(b) **Growth Fund - Liquid**				
5,99,95,400	10	Birla Cash Plus Institutional Plan Growth	**60.00**		—	
5,65,17,577	10	Deutsche Insta Cash Plus Fund - Growth	**60.00**		—	
3,88,45,686	10	DSP ML Liquidity Fund - Growth	**60.00**		—	
5,08,25,491	10	Grindlays Cash Fund Plan B Institutional Plan - Growth	**60.00**		—	
1,90,06,579	10	HDFC Cash Management Savings Plan - Growth	**25.00**		—	
3,88,14,595	10	HDFC Liquid Fund - Premium Plus Plan - Growth	**49.00**		—	
4,96,71,539	10	HSBC Cash Fund - Institutional Growth	**53.00**		—	
2,48,93,267	10	IL&FS Liquid Account - Institutional Plan Growth Plan	**29.00**		—	
2,97,08,191	10	ING Vysya Liquid Fund Growth Option	**40.00**		—	
4,72,43,722	10	KMMF Liquid Institutional Premium Growth	**60.00**		—	
		Carried forward ..	**804.60**	**1513.21**	—	1223.35

Schedule forming part of the balance sheet

"6" [Item No. 6] (contd.) **(Rs. in crores)**

INVESTMENTS (at cost) (contd.)

Number	Face Value per unit	Description	Cost as at March 31, 2004		Cost as at March 31, 2003	
		Brought over ..	**804.60**	**1513.21**	—	1223.35
2,20,69,794	10	LIC Mutual Fund	**25.00**		—	
2,56,17,871	10	Prudential ICICI Liquid Fund Institutional Plan Growth	**40.00**		—	
1,28,12,218	10	Prudential ICICI Liquid Plan Institutional Plus Growth Option	**20.00**		—	
1,15,01,510	10	Sundaram Money Fund - Appreciation	**15.19**		—	
5,10,31,455	10	Tata Liquid Super High Investment Fund - Appreciation	**59.00**		—	
2,78,732	1000	Templeton India Treasury Management Account-Growth	**44.02**		—	
4,84,43,330	10	UTI Liquid Cash Plan Institutional - Growth Option	**50.00**		—	
		(c) **Liquid Dividend Plan (including dividend reinvested)**				
7,18,971	10	Tata Liquid Fund Daily Dividend	**0.80**		—	
84,65,135	10	Birla Cash Plus	**9.13**		—	
1,22,954	1000	Templeton India Treasury Management Account - Weekly Dividend Reinvestment	**15.30**		—	
3,36,03,947	10	HDFC Cash Management Savings Plan - Weekly Dividend Reinvestment	**35.73**		—	
13,93,684	10	HSBC Cash Fund Institutional Weekly Dividend	**1.46**		—	
		(d) **Short Term Plan (including dividend reinvested)**				
3,97,52,375	10	Deutsche Short Term Maturity Fund - Weekly Dividend Plan	**40.85**		—	
1,02,10,889	10	DSP Merill Lynch Short Term Fund Weekly Dividend	**10.30**		—	
4,85,95,462	10	JM Short Term Institutional Plan Fortnightly Dividend Reinvestment	**48.75**		—	
		(e) **Monthly Income Plan**				
3,62,01,999	10	Birla MIP Monthly Dividend - Dividend Reinvestment	**40.14**		—	
3,37,12,437	10	DSP ML Saving Plus Monthly Dividend	**35.08**		—	
4,42,36,170	10	HDFC Monthly MIP Short Term - Monthly Dividend	**45.02**		—	
2,01,00,196	10	HSBC MIP Regular Plan Monthly Dividend	**20.11**		—	
1,50,00,000	10	Tata MIP Plus Fund	**15.00**		—	
3,02,66,338	10	Templeton Floating Rate Income Fund Short Term Plan	**35.47**		—	
86,52,690	10	Templeton MIP Monthly Dividend Reinvestments	**10.00**		—	
		(f) **Fixed Maturity Plan**				
50,00,000	10	Grindlays Institutional Plan B	**5.00**		—	
1,50,00,000	10	Birla Fixed Maturity Plan	**15.00**		—	
2,00,00,000	10	Grindlays Fixed Maturity Plan	**20.00**		—	
1,50,00,000	10	Principal Deposit Fund	**15.00**		—	
1,50,00,000	10	HDFC Fixed Investment Plan	**15.00**		—	
				1490.95		—
		(5) **Retained interest in securitisation transactions (Unquoted)**		**128.28**		75.82
				3132.44		1299.17
		Less: Provision for Diminution in value of Investments		**75.67**		27.37
				3056.77		1271.80

NOTES :		2004	2003
(1)	Face Value per unit in Rupees unless stated otherwise.		
(2)	Book Value of quoted investments	**277.90**	277.69
(3)	Book Value of unquoted investments	**2778.87**	994.11
(4)	Market Value of quoted investments [including book value of **Rs. Nil** (Rs. 15.53 crores as on March 31, 2003) as no quotations are available]	**732.76**	270.89
(5)	All Investments other than in Mutual Funds are long term investments		

Schedule forming part of the balance sheet

"6" [Item No. 6] (contd.)

INVESTMENTS (at cost) (contd.)

(6) The Company has in consideration of loans aggregating Rs. 950 crores and deferred payment guarantee facilities aggregating Rs. 520 crores extended by Financial Institutions and Banks to Haldia Petrochemicals Ltd. (Haldia) given an undertaking to such Financial Institutions / Banks not to dispose off its investments in Haldia without the prior consent of the Institutions/ Banks so long as any part of the loan/guarantee limits sanctioned by the Institutions/Banks to Haldia remains outstanding.

(7) The Company has in consideration of loans and other facilities aggregating Rs. 114.50 crores extended by State Bank of India to HV Axles Ltd. (HVAL), a subsidiary company, given an undertaking to the Bank not to dispose off any shares in HVAL so long as any money is validly due to the Bank on this account.

(8) The Company has given an undertaking to ICICI Bank not to create any charge nor sell its equity holdings in Automobile Corporation of Goa Limited (ACGL) as long as ICICI Bank's term loan to ACGL is outstanding, without prior permission of ICICI Bank.

(9) The Company has given an undertaking to Citibank NA, for non-disposal of its shareholding in Tata Precision Industries Pte Ltd (TPI), Singapore against loans and other facilities extended by the Bank to TPI and Tata Engineering Services Pte Ltd (TES), Singapore, a wholly owned subsidiary of TPI, aggregating Singapore $ 3 Million and Singapore $ 10.85 Million respectively.

(10) The Company has undertaken not to dispose 50% of its holdings in Daewoo Commercial Vehicle Co. Ltd (DWCV) except to its affiliates for a period of 1 year from the date of acquisition.

Further, the Company has given an undertaking for non-disposal of its shareholding in DWCV, to the Secured Lenders of DWCV, as long as loans and other facilities extended by them aggregating US $ 51.4 million (equivalent to Rs. 224.91 crores) are outstanding.

(11) Trade Investments also include:

Number	Face Value Per Unit Rupees	Description	Rupees	Rupees
		Fully paid Equity Shares (Unquoted)		
5,000	10	(a) Metal Scrap Trade Corporation Ltd	**25,000**	25,000
50	5	(b) Jamshedpur Co-operative Stores Ltd	**250**	250
16,56,517	1(M$)	(c) Tatab Industries Sdn. Bhd. Malaysia	**1**	1

(12) Current Investments bought and sold during the year: **(Rs. in crores)**

Name	No. of Units	Face Value	Purchase Cost
Birla Bond Plus	2,42,59,424	24.25	25.49
Birla Cash Plus	4,20,71,010	42.07	43.81
Birla Cash Plus Institutional Plan Growth	14,54,87,224	145.48	245.00
Deutsche Insta Cash Plus Fund - Growth	26,79,99,999	268.00	280.00
Deutsche Insta Cash Plus Fund - Weekly Dividend	5,96,34,166	59.63	60.22
DSP Merill Lynch Liquidity Fund Daily Dividend	6,02,90,389	60.29	61.15
DSP Merill Lynch Liquidity Fund Weekly Dividend	4,85,56,838	48.56	60.21
DSP Merill Lynch Short Term Fund Weekly Dividend	2,98,30,114	29.83	30.03
DSP ML Liquid Fund	15,11,14,040	151.11	230.00
Grindlays Cash Fund - Institutional Plan B - Daily Dividend	8,36,25,313	83.63	90.16
Grindlays Cash Fund - Institutional Plan B - Growth	2,17,40,076	21.74	25.00
Grindlays Cash Fund - Institutional Plan B - Weekly Dividend	48,85,553	4.89	5.03
Grindlays Cash Fund Plan B Institutional Plan - Growth	38,60,18,121	386.02	447.73
Grindlays Dynamic Bond Fund Institutional Plan B Quarterly Dividend	2,38,82,576	23.88	25.07
GSSIF- Short Term Plan B Institutional Plan - Monthly Dividend	2,94,03,636	29.40	30.24
HDFC Cash Management Savings Plan	13,71,09,196	137.11	169.77
HDFC Cash Management Savings Plan Weekly Dividend	2,35,26,088	23.53	25.01
HDFC Floating Rate Income Fund - Short Term Plan Growth	2,36,42,450	23.64	25.00
HDFC High Interest Fund - Quarterly Dividend Plan	2,25,98,816	22.60	25.01
HDFC High Interest Fund - Short Term Plan - Dividend Option	1,23,70,306	12.37	13.05
HDFC Liquid Fund - Premium Plus Plan - Dividend	4,29,55,133	42.96	49.13

Schedule forming part of the balance sheet

"6" [Item No. 6] (contd.) **(Rs. in crores)**

INVESTMENTS (at cost) (contd.)

Name	No. of Units	Face Value	Purchase Cost
HDFC Liquid Fund - Premium Plus Plan - Dividend Weekly	4,20,63,096	42.06	50.41
HDFC Liquid Fund - Premium Plus Plan - Growth	20,40,37,669	204.04	251.00
HSBC Cash Fund - Institutional Growth	6,62,53,855	66.25	70.00
HSBC Cash Fund Growth	3,36,47,435	33.65	35.00
HSBC Cash Fund Institutional Plan	2,88,02,235	28.80	30.05
HSBC Cash Fund Institutional - Weekly Dividend	2,42,73,219	24.27	25.34
HSBC Income Fund Short Term Institutional - Dividend	2,40,73,238	24.07	25.43
IDBI Cash Management Fund Liquid Option Institutional Plan Growth	2,45,93,712	24.59	25.00
IL&FS Liquid Account	3,53,07,230	35.31	35.31
IL&FS Liquid Account-Institutional Plan Growth	2,61,48,247	26.15	30.00
ING Vysya Liquid Fund	8,19,43,658	81.94	110.00
J M Income Fund -Institutional Plan Quarterly Dividend	2,39,27,502	23.93	25.06
JM High Liquidity Fund Growth Plan	1,77,63,882	17.76	20.00
JM High Liquidity Fund Institutional Plan - Daily Dividend	6,00,31,415	60.03	60.03
JM High Liquidity Fund Institutional Plan - Weekly Dividend	6,00,03,664	60.00	60.15
JM High Liquidity Fund Institutional Plan Growth	28,20,87,835	282.09	291.23
JM High Liquidity Fund-Institutional Plan Daily Dividend	4,05,55,558	40.56	40.56
JM High Liquidity Fund-Institutional Plan Growth	2,44,51,791	24.45	25.00
JM Income Fund-Institutional Plan Quarterly Dividend	94,82,628	9.48	10.00
JM Liquid Growth	2,10,32,505	21.03	22.00
JM Short Term Institutional Plan Fortnightly Dividend Reinvestment	3,08,46,999	30.85	31.00
KMMF Liquid Growth	97,03,792	9.70	12.00
Kotak Bond Short Term Plan - Dividend	2,48,37,978	24.84	25.05
Kotak K Liquid Institutional Plan Daily Dividend Reinvestment	4,10,69,550	41.07	50.22
Kotak K Liquid Institutional Plan Weekly Dividend Reinvestment	6,02,64,421	60.26	60.44
Kotak Liquid Institutional Premium Plan - Growth	4,00,94,945	40.09	50.03
Kotak Mahindra Liquid Fund	24,25,026	2.43	3.00
Kotak Mahindra Liquid Institutional Plan - Growth	12,67,14,599	126.71	158.00
Principal Cash Management Fund -Liquid Option Dividend Reinvestment -Daily	5,43,23,786	54.32	54.33
Principal Cash Management Fund Liquid Option Institutional Plan Growth	13,26,55,930	132.66	137.00
Principal Cash Management Fund Liquid Option	7,25,60,045	72.56	81.63
Principal Income Fund Short Term Plan Institutional Plan Dividend Reinvestment Weekly	2,89,89,231	28.99	31.71
Prudential ICICI Flexible Income Plan - Quarterly Dividend	2,31,82,142	23.18	25.09
Prudential ICICI Income Plan Institutional Dividend Quarterly Option	2,21,81,106	22.18	25.04
Prudential ICICI Liquid Institutional Plan Daily Dividend	3,26,92,680	32.69	38.74
Prudential ICICI Liquid Institutional Plan Plus Weekly Dividend	5,08,59,873	50.86	60.29
Prudential ICICI Liquid Plan - Institutional Plus Option	9,96,90,410	99.69	153.80
Prudential ICICI Liquid Plan Institutional Daily Dividend Option	1,68,81,056	16.88	20.00
Prudential ICICI Liquid Plan Institutional Growth Plan	7,65,10,143	76.51	106.51
Prudential ICICI Short Term Plan Institutional Fortnightly Dividend Option	4,57,16,403	45.72	49.71
Prudential ICICI-Liquid Growth	4,90,60,472	49.06	75.00
SBI - Magnum Insta Cash Fund	14,65,98,951	146.60	205.00
SBI Magnum Insta Cash Fund Dividend Plan	3,82,18,365	38.22	40.28
SBI Magnum Institutional Income Fund - Savings Growth	2,48,94,388	24.89	25.16
SBI MF MICF STP	2,48,34,570	24.83	25.33
Sundaram Liquid Growth	2,64,63,628	26.46	35.00
Sundaram Money Fund - Appreciation	3,73,71,100	37.37	49.00
Tata Dynamic Bond Fund Option B Dividend	1,48,84,902	14.88	15.01
Tata Floating Rate ST Growth	8,60,409	0.86	1.00
Tata Income Plus Fund Option C Bonus Income	1,40,51,574	14.05	15.00
Tata Liquid High Investment Fund Growth	5,56,25,335	55.63	65.00
Tata Liquid Fund Daily Dividend	1,15,41,902	11.54	0.01
Tata Liquid Fund-Growth	77,93,321	7.79	8.00
Tata Liquid Short Term Investment Plan	35,46,099	3.55	4.00
Tata Liquid Super High Investment Fund	42,34,54,093	423.45	488.47
Tata Liquid Super High Investment Fund - Daily Dividend	4,50,23,780	45.02	50.57
Tata Short Term Bond Fund - Fortnightly Dividend	9,02,374	0.90	0.96
Templeton Floating Rate Income Fund Short Term Plan	3,09,22,825	30.92	35.00
Templeton Income Builder Account IP Quarterly Dividend Payout	2,32,43,922	23.24	25.00
Templeton India Short Term Income Plan Weekly	1,85,89,113	37.10	40.06
Templeton India TMA-Daily Dividend	5,32,073	53.21	80.45
Templeton India Treasury Management Account - Growth	8,43,870	84.39	130.98

Schedules forming part of the balance sheet

(Rs. in crores)

"7" [Item No. 7(a)]

	As at March 31, 2004	As at March 31, 2003
INVENTORIES (as valued and certified by the Management)		
(a) Stores and spare parts (at or below cost)	**107.81**	98.39
(b) Consumable tools (at cost)	**13.75**	12.09
(c) Raw materials and components	**349.72**	238.07
(d) Work-in-progress	**176.64**	118.22
(e) Stock-in-trade	**475.29**	675.69
(f) Goods-in-transit (at cost)	**24.23**	16.83
	1147.44	1159.29

Note: Items (c), (d) and (e) above are valued at lower of cost and net realisable value.

"8" [Item No. 7(b)]

		As at March 31, 2004	As at March 31, 2003
SUNDRY DEBTORS			
(a) Over six months: (unsecured)			
Considered good	**34.88**		76.94
Considered doubtful	**103.04**		106.89
(b) Others (unsecured)			
Considered good	**356.56**		342.68
	494.48		526.51
Less: Provision for doubtful debts	**103.04**		106.89
		391.44	419.62
(c) Future instalments receivable from Hirers/Lessees [secured under Hire purchase/Lease agreements and Promissory Notes from hirers — [Note A(6), page 27]:			
Considered good	**258.60**		620.67
Considered doubtful	**11.65**		11.27
	270.25		631.94
Less: Provision for doubtful instalments	**11.65**		11.27
	258.60		620.67
Finance and Service charges unearned / receivable on Lease/ Hire purchase contracts	**(35.05)**		(94.19)
		223.55	526.48
		614.99	946.10

Schedules forming part of the balance sheet

"9" [Item No. 7(c)] (Rs. in crores)

	As at March 31, 2004	As at March 31, 2003
CASH AND BANK BALANCES		
(a) Cash on hand	**0.97**	0.40
(b) Current Accounts with Scheduled Banks [including in foreign currencies **Rs. 47.94 crores** (as at March 31, 2003 Rs. 8.21 crores) and Cheques on hand **Rs. 117.88 crores** (as at March 31, 2003 Rs. 89.88 crores)]	**471.59**	220.67
(c) Short term deposits with Banks	**240.50**	—
(d) Margin Money/Cash Collateral with Scheduled Banks	**57.43**	24.28
	770.49	245.35

"10" [Item No. 7(d)]

		As at March 31, 2004	As at March 31, 2003
LOANS AND ADVANCES			
A) **Secured**			
Vehicle loans (Note 1 below)			
Considered good	**602.01**		10.32
Considered doubtful	**0.42**		—
	602.43		10.32
Less: Provision for doubtful loan	**0.42**		—
		602.01	10.32
B) **Unsecured - considered good**			
(a) Advances to suppliers, contractors and others (Notes 2 and 3 below)		**312.06**	304.47
(b) Dues from Subsidiary companies:			
(i) HV Axles Ltd	**2.40**		—
(ii) HV Transmissions Ltd	**0.86**		25.01
(iii) Telco Construction Equipment Company Ltd	**1.08**		0.47
(iv) TAL Manufacturing Solutions Ltd	**39.77**		32.30
(v) Daewoo Commercial Vehicle Co. Ltd	**0.09**		—
		44.20	57.78
(c) Deposits with government, public bodies and others:			
(i) Balances with Customs, Port Trust, Excise etc.	**60.35**		33.31
(ii) Inter-corporate deposits (Note 4 below)	**75.84**		64.65
(iii) Others	**29.92**		26.99
		166.11	124.95
(d) Prepaid expenses		**21.23**	19.53
(e) Advance payments against taxes (net)		**17.17**	114.22
		560.77	620.95
		1162.78	631.27
Notes:- (1) Loans are secured against hypothecation of vehicles.			
(2) Advances to suppliers, contractors and others include:			
(i) Loans and advances due			
Directors and Officers		**0.39**	0.41
Maximum during the year		**0.41**	0.44
(ii) Receivable in respect of fixed assets given on lease		**0.01**	0.02
(iii) Debenture application money		**24.67**	—
(3) Advances to suppliers, contractors and others are net of advances considered doubtful which have been provided for		**57.11**	48.59
(4) Inter-corporate deposits include ICDs with subsidiaries:			
(i) Sheba Properties Ltd		**5.03**	4.90
(ii) H V Transmissions Ltd		**20.00**	20.00
(iii) Telco Construction Equipment Company Ltd		**—**	15.00
(iv) Tata Technologies Ltd		**6.00**	8.00
(v) TAL Manufacturing Solutions Ltd		**28.01**	—

Schedules forming part of the balance sheet

(Rs. in crores)

"11" [Item No. 8(a)]

	As at March 31, 2004	As at March 31, 2003
CURRENT LIABILITIES		
(a) Acceptances	**1584.33**	1271.07
(b) Sundry creditors	**2277.04**	1742.23
(c) Advance and progress payments	**335.48**	108.20
(d) Liability towards Investors Education and Protection Fund under Section 205C of the Companies Act, 1956 not due		
i) Unpaid dividends	**7.01**	3.44
ii) Application money pending refund **Rs. 1,140** (as at March 31, 2003 Rs 3,610)	**—**	—
iii) Unclaimed matured deposits	**1.07**	2.46
iv) Unclaimed matured debentures	**2.23**	2.33
v) Interest accrued on (iii) and (iv) above	**1.10**	1.30
(e) Interest/commitment charges accrued on loans but not due	**16.04**	44.23
	4224.30	3175.26
Notes:- Sundry creditors include		
(i) Deposits received from dealers in accordance with dealership agreement	**0.95**	0.95
(ii) Dues to small scale industrial undertakings	**114.63**	111.70

"12" [Item No. 8(b)]

PROVISIONS		
(a) Proposed dividend	**142.16**	127.91
(b) Provision for tax on dividend	**18.21**	16.39
(c) Provision for retirement and other employee benefit schemes	**110.87**	92.45
(d) Other Provisions	**159.40**	79.16
	430.64	315.91

"13" [Item No. 10]

MISCELLANEOUS EXPENDITURE (to the extent not written off or adjusted)		
(a) Product Development Cost [Note B(6)(ii), page 34]	**—**	30.06
(b) Employee Separation Cost	**22.19**	—
	22.19	30.06

Schedule forming part of the balance sheet and profit and loss account
Significant Accounting Policies

(a) **Sales**

Sales are inclusive of income from services, excise duty, export incentives and exchange fluctuations on export receivables and are net of trade discount.

(b) ***Depreciation***

Depreciation is provided on straight line basis (SLM), at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956 except in the case of:

i) Leasehold Land – amortised over the period of the lease

ii) Technical Know-how – at 16.67% (SLM)

iii) Laptops – at 23.75% (SLM)

iv) Cars – at 19% (SLM)

v) Assets acquired prior to April 1, 1975 – on Written Down Value basis at rates specified in Schedule XIV to the Companies Act, 1956.

vi) Capital assets, the ownership of which does not vest in the Company, other than leased assets, are depreciated over the estimated period of their utility or five years, whichever is less.

In respect of assets whose useful life has been revised, the unamortised depreciable amount has been charged over the revised remaining useful life.

(c) **Product Development Cost**

Product development costs incurred on new vehicle platforms, variants on existing platforms and new vehicle aggregates are recognised as Intangible Assets (included under Fixed Assets) and amortised over a period of thirty six months from the commencement of commercial production.

Product development costs relating to minor product enhancement, facelifts and upgrades are charged off to the Profit and Loss Account as and when incurred.

(d) **Fixed Assets**

Fixed Assets are stated at cost of acquisition or construction less accumulated depreciation/amortisation. All costs relating to the acquisition and installation of fixed assets are capitalised and, except for technical know-how and product development cost, include financing costs relating to borrowed funds attributable to construction or acquisition of fixed assets, upto the date the asset is ready for intended use, net of charges on foreign exchange contracts and adjustments arising from exchange rate variations relating to specific borrowings, attributable to those fixed assets.

(e) **Leases**

Assets acquired under finance leases are recognised at the lower of the fair value of the leased assets at inception and the present value of minimum lease payments. Lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to periods during the lease term at a constant periodic rate of interest on the remaining balance of the liability. Assets given under finance leases are recognised as receivables at an amount equal to the net investment in the lease and the finance income is based on a constant rate of return on the outstanding net investment.

(f) **Transactions in Foreign Currencies**

Transactions in foreign currencies are recorded at the exchange rates prevailing on the date of the transaction. Foreign currency monetary assets and liabilities are translated at year end exchange rates. Exchange difference arising on settlement of transactions and translation of monetary items are recognised as income or expense in the year in which they arise, except in respect of the liabilities for the acquisition of fixed assets, where such exchange difference is adjusted in the carrying cost of fixed assets.

Premium or discount on forward contracts is amortised over the life of such contract and is recognised as income or expense, except in respect of the liabilities for the acquisition of fixed assets, where such amortisation is adjusted in the carrying cost of the fixed assets. Foreign currency options are stated at market value.

Significant Accounting Policies (contd.)

(g) **Product Warranty Expenses**

Product warranty expenses are scientifically determined based on past experience and estimates, and are accrued in the year of sale.

(h) **Hire-Purchase Income / Finance Income from Lease / Income from Vehicle Loan**

Finance and service charges on hire-purchase and loan contracts, finance income in respect of vehicles, and plant given on lease are accounted for by using the Internal Rate of Return method. Consequently, a constant rate of return on the net outstanding amount is accrued over the period of contract up to the year end. Income recognition is in line with the prudential norms issued by the Reserve Bank of India for Non-Banking Finance Companies, though the Company does not fall in the definition of a Non-Banking Finance Company. Provisioning for doubtful instalments has also been made in line with the said norms.

(j) **Inventories**

Inventories of raw materials and components, work in progress and stock in trade are valued at lower of cost and net realisable value. Cost is ascertained on a moving weighted average/monthly moving weighted average basis. The cost of work in progress and finished goods is determined on full absorption cost basis.

(k) **Retirement Benefits**

Retirement benefits are dealt with in the following manner:

i) The liability for Superannuation (for certain employees) and Gratuity is ascertained by an independent actuarial valuation. The liability so determined and contribution to Provident Fund/Superannuation Fund is provided for.

ii) Provisions for incremental liability in respect of encashable privilege leave on separation and post-retirement medical benefits are made as per independent actuarial valuations at the year end.

(l) **Investments**

Long term investments are stated at cost less permanent diminution in value, if any. Current investments comprising investments in mutual funds are stated at lower of cost and fair value, on a portfolio basis.

(m) **Taxes on Income**

Current tax is the amount of tax payable on the taxable income for the year as determined in accordance with the provisions of the Income-tax Act, 1961.

Deferred tax is recognised, on timing differences, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods.

Deferred tax assets in respect of unabsorbed depreciation and carry forward of losses are recognised if there is virtual certainty that there will be sufficient future taxable income available to realise such losses.

(n) **Business Segments**

The Company is exclusively engaged in the business of automobile products consisting of all types of commercial and passenger vehicles. These in the context of Accounting Standard 17 on Segment Reporting, issued by the Institute of Chartered Accountants of India, are considered to constitute one single primary segment.

(o) **Miscellaneous Expenditure (to the extent not written off or adjusted)**

Costs under individual Employee Separation Schemes are amortised over a period between 24 and 84 months depending upon the estimated future benefit.

Schedule forming part of the balance sheet and profit and loss account

"14" [Item No. 13]

(A) Notes to balance sheet

1 The Subscribed Capital includes :-

(a) Ordinary Shares allotted as fully paid up shares for consideration other than cash:

- 7,53,470 Ordinary Shares allotted to Daimler-Benz AG in consideration of materials supplied to the Company in the financial year 1956-57,
- 3,00,000 Ordinary Shares allotted to the Shareholders of Investa Machine Tools and Engineering Company Limited in terms of the Scheme of Amalgamation sanctioned by the Bombay High Court in the financial year 1966-67,
- 7,59,510 Ordinary Shares allotted to the Shareholders of the Central Bank of India in terms of the Scheme of Amalgamation in the financial year 1970-71,
- 1,83,823 Ordinary Shares issued to the Shareholders of the erstwhile Noduron Founders Maharashtra Limited in terms of the merger in the financial year 1992-93,
- 15,24,29,751 Ordinary Shares issued to Financial Institutions and holders of convertible debentures / bonds on conversion of term loans / debentures / bonds.

(b) 11,12,92,760 Ordinary Shares were issued as fully paid up Bonus Shares by utilisation of funds from Securities Premium Account, Capital Reserve, Capital Redemption Reserve, Amalgamation Reserve, contribution for Capital Expenditure Account and General Reserves.

(c) 12 Ordinary Shares allotted during the year on settlement of legal cases against the rights entitlement which were held in abeyance.

(d) 1,91,98,833 Ordinary Shares allotted during the year consequent to exercise of equivalent number of warrants pertaining to the rights issue of 2001 during the year at Rs.120 per share. Further, the holders of 63,63,928 warrants and fractional coupons for 6,951 warrants in respect of the said issue are entitled to apply for one Ordinary Share at any time up to September 30, 2004.

(e) 1,39,74,898 Ordinary Shares allotted during the period September 11, 2003 to March 31, 2004, consequent to conversion of 75,913, 1% Foreign Currency Convertible Notes ('FCCN') (due 2008) aggregating US$ 75.91 million (Rs.344.07 crores). Further, 24,087 FCCNs aggregating US$ 24.09 million (Rs.105.38 crores) outstanding as at March 31, 2004 may at the option of the note holder be converted into 44,34,242 GDSs / shares at any time up to July 1, 2008. Subsequent to March 31, 2004, 8,627 FCCNs aggregating US$ 8.63 million (Rs.38.22 crores) have been converted into 15,88,154 Ordinary Shares up to May 18, 2004.

(f) 1,00,619 Ordinary Shares of Rs. 10/- each have been reduced and cancelled out of the Issued Share Capital of the Company on account of forfeiture of 64,101 and 488 Ordinary Shares in February 1999 and July 1999 respectively and rectification of Issued Capital in respect of 36,030 Ordinary Shares held in abeyance which would be issued and allotted only on settlement of legal cases.

2 Secured Loans:

(i) Nature of Security (on loans including interest accrued thereon):

(a) 12.25% Non-Convertible Debentures (2004), 14.75% Non-Convertible Debentures (2008), 14.30% Non-Convertible Debentures (2008), 13.50% Non-Convertible Debentures (2005), and Floating Rate Non-Convertible Debentures (2007) are secured by a *pari passu* charge by way of equitable mortgage of immovable properties and fixed assets in or attached thereto, both present and future, and a first charge on all other assets save and except stocks and book debts, present and future, the Export Showroom at Shivsagar Estate, Worli, Mumbai; Lloyds Showroom and basement at Prabhadevi, Mumbai; plot of land with structures at Mahim, Mumbai; the Company's residential flats at Mumbai, Pune and Jamshedpur and the Company's freehold land admeasuring 4245 sq. mtrs. approximately, situated at village Mouje - Naupada in Thane District which are secured against specific borrowings.

(b) Loan from Technology Development Board has a specific charge on the Company's movable plant and machinery, machinery spares, tools and accessories and other movables, both present and future, save and except book debts and stocks pertaining to the Indica Car Plant at Chikali.

(c) Loans from Housing Development Finance Corporation Limited are secured against pledge of the Company's investment in the Ordinary Shares of The Tata Iron and Steel Co. Ltd.

(d) Term Loan from State Bank of India is secured and IFC loan is secured subsequent to March 31, 2004 by a *pari passu* charge on all the immovable and movable properties excluding the Export Showroom at Shivsagar Estate, Worli, Mumbai; the Lloyds Showroom and basement at Prabhadevi, Mumbai; the plot of land with structures thereon at Mahim, Mumbai; the Company's residential flats at Mumbai, Pune and Jamshedpur and the Company's freehold land admeasuring 4245 sq. mtrs. approximately, situated at village Mouje - Naupada in Thane District which are secured against specific borrowings, stocks and book debts.

Schedule forming part of the balance sheet and profit and loss account

"14" [Item No. 13] (contd.)

(A) Notes to balance sheet (contd.)

(e) Sales Tax Deferment Loan is secured by a residual charge on the immovable and movable properties at Lucknow.

(f) Loans and Cash Credit Accounts from banks **Rs. 73.48 crores** (as at March 31, 2003 Rs. 36.88 crores) are secured by hypothecation of raw materials, stock in trade, stores, work in progress and book debts, except Hire Purchase book debts and outstanding amounts on vehicle loan contracts.

(g) Loans and Overdraft Accounts from Banks **Rs. 30.60 crores** (as at March 31, 2003 Rs. 62.41 crores) are secured under Hire Purchase Agreements and by Promissory Notes in respect of future instalments receivable from hirers [Schedule 8 (c), page 21] and outstanding amounts on vehicle loan contracts and hypothecation of vehicles.

(ii) Terms of Redemption :

Non-Convertible Debentures (NCD)	Redeemable on
12.25% Non-Convertible Debentures (2004)	December 01, 2004
14.75% Non-Convertible Debentures (2008)	October 11, 2008
14.30% Non-Convertible Debentures (2008)	July 28, 2008
13.50% Non-Convertible Debentures (2005)	July 23, 2005
Floating Rate Non-Convertible Debentures (2007)	October 01, 2007

(iii) In respect of the Rupee Term Loan from State Bank of India, the Company has a swing option to FCNR(B) loan.

3 Major components of deferred tax arising on account of timing differences are:

	As at March 31, 2004 Rupees crores	As at March 31, 2003 Rupees crores
Liabilities:		
Depreciation	**(601.98)**	(589.58)
Others	**(52.25)**	(63.72)
	(654.23)	(653.30)
Assets:		
Unabsorbed depreciation	**—**	350.20
Unabsorbed business loss	**—**	73.25
Employees separation schemes	**28.54**	35.83
Provision for doubtful debts	**61.79**	58.24
Others	**49.75**	30.48
	140.08	548.00
Net Deferred Tax Liability	**(514.15)**	(105.30)

4 An amount of **Rs.14.81 crores** (as at March 31, 2003 Rs.16.55 crores) towards change in rupee liability consequent to the realignment of rupee value in terms of foreign currency values and net premium for forward contracts in respect of foreign currency loans has been adjusted to the cost of fixed assets / capital work-in-progress.

5 Capital work in progress includes advances paid **Rs. 42.60 crores** (as at March 31, 2003 Rs.28.07 crores).

6 Future instalments receivable under Hire-Purchase agreements [Schedule 8 (c), page 21] includes **Rs. 24.06 crores** (as at March 31, 2003 Rs.12.36 crores) in respect of instalments that have become due but have not been recovered. Out of these, **Rs. 6.38 crores** (as at March 31, 2003 Rs. 1.22 crores) are due for over six months. There is an aggregate provision of **Rs. 2.32 crores** (as at March 31, 2003 Rs.0.54 crore) made in respect of these items.

Schedule forming part of the balance sheet and profit and loss account

"14" [Item No. 13] (contd.) **(Rs. in crores)**

(A) Notes to balance sheet (contd.)	**As at March 31, 2004**	As at March 31, 2003
7. Disclosure in respect of finance leases:		
(i) **Assets given on Lease:**		
(a) (i) Total Gross investment in the leases	**270.25**	631.94
Total Gross investment in the leases for a period:		
Not later than one year	**145.97**	280.98
Later than one year and not later than five years	**124.28**	350.96
(ii) Present Value of the minimum lease payments receivable	**235.20**	537.75
Present Value of the minimum lease payments receivable:		
Not later than one year	**112.11**	223.04
Later than one year and not later than five years	**123.09**	314.71
(b) Unearned Finance Income	**35.05**	94.19
(c) Unguaranteed residual values accruing to the benefit of the lessor	**—**	0.04
(d) The accumulated provision for the uncollectible minimum lease payments receivable	**11.65**	11.27
(e) A general description of significant leasing arrangements – Finance lease and Hire purchase agreements: The Company has given owned manufactured vehicles and machines and equipment on Hire purchase / Lease. The contingent lease rentals is based on bank interest rate and depreciation in respect of the assets given on lease.		
(ii) **Assets taken on lease:**		
(a) (i) Total of minimum lease payments	**—**	24.05
The total of minimum lease payments for a period not later than one year	**—**	24.05
(ii) Present Value of minimum lease payments	**—**	23.53
Present Value of minimum lease payments for a period not later than one year	**—**	23.53
(b) A general description of the significant leasing arrangements: The Company has taken machines and equipments on lease. The contingent lease rental is based on State Bank medium term lending rate and the depreciation rate under the Income-tax Act, 1961 in respect of assets taken on lease. The assets are under renewable secondary lease.		

TATA

Schedule forming part of the balance sheet and profit and loss account

"14" [Item No. 13] (contd.)

(A) Notes to balance sheet (contd.)

8. **i) Related party disclosures for the year ended March 31, 2004**

a) Related Party and their relationship

Subsidiaries	Associates	Key Management Personnnel
Tata Technologies Ltd	Concorde Motors Ltd	Mr Ravi Kant
TAL Manufacturing Solutions Ltd	Tata AutoComp Systems Ltd	Mr Praveen P Kadle
HV Axles Ltd	Tata Cummins Ltd	Dr V Sumantran
HV Transmissions Ltd	Tata Finance Ltd (up to 06-10-2003)	
Sheba Properties Ltd	Tata International Ltd	
Minicar (India) Ltd	Tata Precision Industries Pte. Ltd	
Telco Construction Equipment Co. Ltd	Nita Company Ltd	
Tata Technologies U.S.A.	Tata Sons Ltd (Investing Party)	
Telco Dadajee Dhackjee Ltd	Tata Engineering Services Pte. Ltd (Due to Common Key Management Personnel)	
Daewoo Commercial Vehicle Co. Ltd (From March 30, 2004)		

b) Transactions with the related parties

(Rs. in crores)

	Subsidiaries	Associates	Key Management Personnel	2003-04 Total
Purchase of Goods	**6.12**	**711.63**	-	**717.75**
	20.51	534.94	-	555.45
Sale of Goods (inclusive of Sales tax)	**18.55**	**339.39**	-	**357.94**
	12.16	257.32	-	269.48
Purchase of Fixed Assets	**18.35**	-	-	**18.35**
	15.32	0.28	-	15.60
Sale of Fixed Assets	**0.26**	-	-	**0.26**
	1.05	0.26	-	1.31
Receiving of Services	**469.61**	**54.30**	**3.38**	**527.29**
	369.72	49.47	2.11	421.30
Rendering of Services	**30.11**	**5.00**	-	**35.11**
	32.36	4.84	-	37.20
Finance given (including loans and equity)	**363.91**	**145.12**	-	**509.03**
	100.29	76.78	-	177.07
Finance taken (including loans and equity)	**26.71**	**27.23**	-	**53.94**
	-	123.00	-	123.00
Interest/Dividend paid/(received)	**(11.00)**	**52.66**	-	**41.66**
	(1.96)	6.69	-	4.73
Amount receivable	**47.14**	**16.88**	-	**64.02**
	60.56	30.93	-	91.49
Provision for doubtful debts	-	**0.01**	-	**0.01**
	-	2.51	-	2.51
Amount payable	**12.35**	**47.53**	-	**59.88**
	18.04	47.91	-	65.95
Amount receivable (in respect of loans)	**59.04**	**13.50**	**0.34**	**72.88**
	47.90	-	0.37	48.27
Amount payable (in respect of loans)	-	-	-	-
*Rs. 45,851.	-*	0.02	-	0.02
Guarantees and collateral given	**224.91**	**173.54**	-	**398.45**
	-	150.00	-	150.00

c) Disclosure in respect of material transactions with related parties

i) **Purchase of Goods**

Tata Cummins Ltd	711.35

ii) **Sale of Goods**

Concorde Motors Ltd	224.55
Tata Cummins Ltd	64.17

iii) **Receiving of Services**

H V Axles Ltd	235.64
H V Transmissions Ltd	146.02
Tata Technologies Ltd	85.45

iv) **Rendering of Services**

H V Axles Ltd	10.44
H V Transmissions Ltd	11.05
Telco Construction Equipment Co. Ltd	6.12
Tata Cummins Ltd	4.24

Schedule forming part of the balance sheet and profit and loss account

"14" [Item No. 13] (contd.) **(Rs. in crores)**

(A) Notes to balance sheet (contd.)

c) Disclosure in respect of material transactions with related parties (contd.)

			2003-04
v)	**Purchase of Fixed Assets**	TAL Manufacturing Solutions Ltd	**17.89**
vi)	**Sale of Fixed Assets**	H V Axles Ltd	**0.25**
vii)	**Finance given (including loans and equity)**		
	Investment in Equity	Daewoo Commercial Vehicle Co. Ltd	**253.04**
	Inter corporate deposit	Tata Finance Ltd	**70.00**
viii)	**Finance taken (including loans and equity)**		
	Inter corporate deposit	Tata Sons Ltd	**15.00**
	Inter corporate deposit	Telco Dadajee Dhackjee Ltd	**8.91**
	Inter corporate deposit	H V Axles Ltd	**15.00**
	Warrant redeemed	Tata Sons Ltd	**12.18**
ix)	**Interest/Dividend paid/(received)**		
	Dividend paid	Tata Sons Ltd	**58.39**
x)	**Guarantees and collateral given**		
	Undertaking given	Daewoo Commercial Vehicle Co. Ltd	**224.91**
	Guarantee given	Tata Finance Ltd	**150.00**

ii) Disclosure required by clause 32 of the Listing Agreement

Amount of loans/advances in nature of loans outstanding from Subsidiaries and Associates during 2003-04

	Name of the Company	Outstanding as of March 31, 2004	Maximum amount outstanding during the year	Investment in shares of the Company No. of Shares	Investment in shares of subsidiaries of the Company No. of Shares
a)	**Subsidiaries**				
	H V Transmissions Ltd	**20.86**	**20.86**	-	-
		36.19	36.19	-	-
	#Sheba Properties Ltd	**5.03**	**5.03**	-	**3,00,905 ***
		4.90	6.89	-	3,00,905 *
	#Tata Technologies Ltd	**6.00**	**9.00**	-	**1,50,000 ****
		8.00	8.00	-	1,50,000 **
	#TAL Manufacturing Solutions Ltd	**67.78**	**75.15**	-	-
		32.30	42.30	-	-
	#Telco Construction Equipment Co. Ltd	**0.25**	**30.15**	-	-
		15.00	15.00	-	-
	H V Axles Ltd	**2.40**	**45.33**	-	-
b)	**Associates**				
	#Concorde Motors Ltd	**3.50**	**3.50**	-	-
		-	6.00	-	-
	#Tata Finance Ltd (up to October 6, 2003)	-	**35.00**	**8,11,480**	-
		-	35.00	8,11,480	-
	#Tata International Ltd	**10.00**	**10.00**	**6,83,461**	-
		-	-	6,32,835	-
c)	**Companies in which Directors are interested**				
	Tata Sons Ltd	-	**25.00**	**7,90,73,526**	-
		-	5.00	6,68,91,115	-
	Tata Industries Ltd	-	**1.00**	**9,08,885**	-
		-	5.00	8,41,561	-
	Rallis India Ltd	-	**5.00**	-	-
		-	3.00	-	-

* 50,905 shares in Telco Dadajee Dhackjee Ltd and 2,50,000 shares in Telco Construction Equipment Co. Ltd

** In Tata Technologies, U.S.A

\# Companies in which Directors are interested.

Schedule forming part of the balance sheet and profit and loss account

"14" [Item No. 13] (contd.)

(A) Notes to Balance Sheet (contd.)

9. The Small Scale Industrial undertakings to whom amount is outstanding for more than 30 days are as follows:

AARBEE TECHNOMECH
ABRASIVE TECHNOLOGY
ACCURATE INDUSTRIES
ACCUSIZE GAUGES & TOOLS PRIVATE LTD
ALL INDIA WOMENS CONFERENCE
ANABOND LTD
ANANDJI HARIDAS & CO PVT LTD
ANANT LEATHER WORKS
APPLIED ENGINEERING SERVICES
APPROPRIATE POWERCON EQUIPMENTS PVT LTD
ARVIND ENGG WORKS LTD
ASIAN PPG INDUSTRIES LTD
AUTO FEED
AUTO STEEL & RUBBER INDUSTRIES PVT LTD
AVAIL PARTS
B K ENTERPRISES
BAFNA AUTO CARRIERS
BEARING SALES CORPORATION
BHARDWAJ BROTHERS & CO
BIHAR PACKAGING INDUSTRIES
BOMBAY CARBON DIOXIDE GAS CORPORATION
BOX PACK PAPER COMPANY
BULLOWS PAINT EQUIPMENT PRIVATE LTD
CHACHRA SERVICES
CHAITANYA EMPLOYEES IND CO-OP SOCIETY
CITY CONSTRUCTION
COTMAC ELECTRONICS PRIVATE LTD
CROWN RUBBER PRODUCTS
CRYSTAL INFOTECH
DALI & SAMIR ENGG PVT LTD
DANCAL (INDIA) PVT LTD
DAS CONSTRUCTION PROJECT
DEE RAM'S ENTERPRISES
DEEPAK ENTERPRISES
DEVAN AUTO ENGINEERS
DEVCHHAYA INDUSTRIES
DHANASHRI ENGINEERING
DIGITAL TECHNOLOGY
DOLPHIN INDUSTRIES
DURGA ENTERPRISES (MADRAS)
DYNAM PRESSINGS
EFFICIENT TOROIDAL COIL CORPORATION
ELECTRO FLASH
ELECTRO OPTICS PVT LTD
EMDET JAMSHEDPUR PVT LTD
ENGINETECH SYSTEMS PVT LTD
ESSEL MINING AND INDUSTRIES LTD
EVANS & CO
FAB AUTO PARTS PVT LTD
FESTO CONTROLS PVT LTD
FIBER TECH
FLEX CHEMIE INDUSTRIES
FOTO - PLANET COLOR LAB AND STUDIO
FRONTLINE ELECTRONICS LTD
GANGA ENGINEERING
GENERAL ELECTRONICS SYSTEMS
GLORIA ENGINEERING COMPANY
GOYAL FOUNDRY
GYAN PRESS METAL (P) LTD
HIMALAYA TRADERS
HIND AUTO P LTD.
HIND ENGINEERING WORKS
HY TECH ENGINEERS PVT LTD
I A I INDUSTRIES LTD
IMPERIAL AUTO INDUSTRIES LTD
INDIA FORGINGS & ENGINEERING COMPANY
INDUSTRIAL ENGINEERING CORPORATION
INNOVATIVE CLEANING SYSTEMS PVT LTD
INTERNATIONAL AUTO LTD.
J K ENGINEERS
J M J TOOLS INDIA
JABBAL AUTO PVT LTD
JAIHIND ENTERPRISES
JAIN ELECTRONICS
JALDOOT MATERIALS HANDLING PVT LTD
JAPTECH INDUSTRIES
JAYASHREE ELECTRON PVT LTD
JAYASHREE RUBBER PRODUCTS PVT LTD
JOHN FOWLER INDIA LTD
KANDA PRESSING PVT LTD
KANTILAL CHUNILAL & SONS APPLIANCES
KEMACS SPARES MANUFACTURING PVT LTD
KISHORI ENGG WORKS
KLIP CO PVT LTD
KPC FLEXI TUBES
KRISHNA TRANSPORT CORPORATION
KUMAR ENTERPRISES
KUSHAL MOTORS & ELECTRICALS (PVT) LTD
L.D.JOSHI & COMPANY
LAXMI ENGINEERING ENTERPRISES
LIKHRA BINDING & PRINTING WORKS
LUMAX INDUSTRIES LTD
M C INDUSTRIES
M D INDUSTRIES
M J ENGINEERS & CONTRACTORS
MACAWBER BEEKAY PVT LTD
MACK ENGINEERS
MAEGA TEK
MAHABAL METALS PVT LTD
MAHAKAL AND COMPANY
MAHALAXMI AUTO INDUSTRIES
MANONIL SCREEN PRINTERS
MANTRI METALLICS PVT LTD
MARKWEL SYSTEMS
MARVELOUS METALS PVT LTD
MAXEL INDUSTRIES
MBK ENGINEERS
MEHTA ENTERPRISES
MEHTA PRESSING
MEHTA SANGHVI & CO.
MERCURY PNEUMATICS PVT LTD
MESSUNG SYSTEMS PVT LTD
MILAP ENGG WORKS
MOON ENGG CONCERN
MULGAONKAR ENGG WORKS & FORGING PVT. LTD
NAFDIST PVT LTD
NATRAJ METALS
NAVNEET INDUSTRIES
NEOLAC RUBBER MFG CO P LTD
NEW TRIVENI MINERALS
NU CARBONIC GAS INDUSTRIES P LTD
NUCON INDUSTRIES PVT LTD
OIL VACAL CORPORATION
P R PRESS WORKS
PAKO COMMUNICATIONS PVT LTD
PANORAMA AUTOMOTIVE INDS PVT LTD
PARACOAT PRODUCTS LTD
PATSON ENGINEERS
PATVIN CORPORATION
PAWAN AUTO INDUSTRIES
PIONEER FURNACES PVT LTD
PNEUMATEK ENGINEERING CORPORATION
POLYPACK INDIA MANUFACTURING CO PVT. LTD
POONA AUTO ANCILLARIES PVT LTD
POONA DISTRICT LEPROSY COMMITTEE
PRABHA ENGINEERING PRIVATE LTD
PRAKASH INDUSTRIES
PRECISE AUTO ANCILLARIES PVT LTD
PRECISION AUTOMOTIVE CO P LTD
PRECISION ENGG INDUSTRIES
PRIMA PAPER & ENGG P LTD
PRO INNOVATIVE TECHNOLOGIES
PROGRESSIVE ENGINEERING CO
PROTO CONTROL INSTRUMENTS INDIA
PULSAR RUBBER MFG.CO PVT. LTD
QUALITY ANCILLARY CO
R K ENGINEERING WORKS
R R INDUSTRIES
RAJDEEP INDUSTRIAL PRODUCTS LTD
RAJESH ELECTRICALS & ENGINEERING
RANE ELASTOMER PROCESSORS
RECTIFIER HOUSE (I) PVT LTD
REKHA ENTERPRISES
RENATA PLASTICS
RETCO CABLE CORPORATION
ROHIT INDUSTRIES
ROTOPLAST CONTAINERS PVT LTD
S I ENTERPRISE
S K TIMBERS
S M ROLLING WORKS
S R THERMOCOLE (EPS) PACKAGING PVT LTD
S S ENTERPRISES
S S PLASTICS
SACHDEV ENGG WORKS PVT LTD
SADERA ENGG WORKS
SAH PETROLEUMS PVT LTD
SAHU TIMBERS
SAJ TEST PLANT PRIVATE LTD
SAMARTH ENGG CO P LTD
SAMIR INDUSTRIES
SAMSONS RUBBER INDUSTRIES P LTD
SANDEEP TRADING CORPORATION
SANMATI SINTERED METAL & ALLOYS PVT LTD
SANSUI ENTERPRISES
SARDUL AUTO WORKS PVT LTD
SEA PUMPS
SEAM ENGINEERS
SHARAD CHANDRA
SHEFALI BUSINESS INTERNATIONAL
SHIVAM ENTERPRISES
SHREE GIRDHARILAL CHAWLA & SONS
SHREE JAGADAMBA INDUSTRIES
SHRI GANESH ENGINEERING WORKS
SHRIJEE HEAVY PROJECTS WORKS LTD
SHRINIVAS ENGINEERING WORKS
SHRIRAM FOUNDRY LTD
SIDDHARTH INDUSTRIES
SIMPLEX PECISION INSTRUMENTS
SMARTALK PRIVATE LTD
SOMA PUF METAL PVT LTD
SOMNATH SEVASHRAM
SOUTH BIHAR PLASTIC PVT. LTD
SPRING INDIA
SREE LAXMI TIMBER TRADERS
SRI ABIRAMI CASTING PVT LTD
STEEL INDUSTRIES
STEELAGE INDUSTRIES LTD
STERIMED SURGICALS (INDIA) PVT LTD
STERLING ABRASIVES LTD
SUHAS ENTERPRISES
TARINI STEEL CO PVT LTD
TATANAGAR METAL & ALLOY
TECH TRADE
TESTO ENGINEERING WORKS PVT LTD
THAKUR SHROFF & ELECTRIC CO
THE SUPREME INDUSTRIES LTD
THE WEST INDIA POWER EQUIPMENTS
TOSHNIWAL HYVAC P LTD
TRAMCO COACHES PVT LTD
TUBE COMPUTECH PVT LTD
UCAL PRODUCTS PRIVATE LTD
UI CRANKSHAFT ENGINEERING WORKS
UMA PRECISION PVT LTD
UNIQUE CIRCLE GASKET CO.
UNIQUE SERVICES
UNIQUE SUSPENSIONS (P) LTD
VANKUSHA RUBBER PRODUCTS
VENUS TRADERS
VIB'S INDIA PRESSINGS
VIJAY PRECISION
VINOD ROADLINES PVT LTD
VIPUL-S PLASTOCRAFTS PRIVATE LTD
VISHAL PACKERS PRIVATE LTD
VITRONICS
VIVEK ENGINEERS
WATER TREATMENT SERVICES
WINDALS AUTO PVT LTD
WINDSTON SPRINGS PVT LTD
WOODCRAFT TRAINING CENTRE
WORTH ENGINEERING
X L IMAGES
YALMESH ENGINEERING
YANTRA AUTOMATION PRIVATE LTD
YOG ELECTRO PROCESS
ZAAM TOOLS
ZAIN ENGINEERS
ZETA INDUSTRIAL CORPORATION

Schedule forming part of the balance sheet and profit and loss account

"14" [Item No. 13] (contd.) **(Rs. in crores)**

(A) Notes to balance sheet (contd.)

	As at March 31, 2004	As at March 31, 2003
10. Claims against the Company not acknowledged as debts:		
(i) Sales Tax - Gross	**195.30**	221.34
- Net of Tax	**125.23**	204.32
(ii) Excise Duty - Gross	**22.55**	16.25
- Net of Tax	**14.46**	15.00
(iii) Others - Gross	**71.88**	53.95
- Net of Tax	**46.09**	49.80
(iv) Provision not made for income tax in dispute (exclusive of the effect of similar matters in respect of assessments remaining to be completed) in respect of matters :		
(a) Decided in the Company's favour by Appellate authorities and for which the Department is in further appeal	**63.00**	14.99
(b) Pending before Appellate authorities in respect of which the Company is in appeal and expects to succeed, based on decision in earlier assessment years	**32.82**	76.10
(c) Pending in appeal / other matters	**14.56**	47.24
(v) The counter claim made by a party upon termination of distributorship arrangement by the Company is **GBP 4.432 million** (as at March 31, 2003 GBP 4.432 million) equivalent to **Rs. 35.30 crores** (as at March 31, 2003 Rs. 32.43 crores)		
11. The claims / liabilities in respect of excise duty, sales tax and other matters where the issue were decided in favour of the Company for which the Department is in further appeal.	**136.76**	108.21
12. Estimated amount of contracts remaining to be executed on capital account and not provided for	**213.08**	62.86
13. Other money for which the Company is contingently liable:		
(i) In respect of bills discounted and export sales on deferred credit	**146.12**	217.45
(ii) The Company has given guarantees for:		
(a) Liability in respect of receivables assigned by way of securitisation	**61.76**	91.79
(b) Cash Margins/Collateral [Schedule 9(d), page 22]	**57.43**	24.28
(c) Others	**1.97**	0.66
(iii) Pursuant to an option agreement entered with ICICI Bank, the Company is under an obligation to purchase or arrange to purchase Preference Shares of Tata Finance Ltd subject to occurence of certain specified events	**150.00**	150.00
(iv) The Company has given a guarantee for Non-Convertible Debentures issued by Tata Finance Ltd	**23.54**	—
(v) The Company has provided an undertaking to pay in the event of default on loan given by a bank to a Subsidiary company. The amount of loan is **US $ 51.4 million** (as at March 31, 2003 US $ Nil) equivalent to **Rs. 224.91 crores** (as at March 31, 2003 Rs.Nil)		

Schedule forming part of the balance sheet and profit and loss account

"14" [Item No. 16] (contd.)

(Rs. in crores)

(B) Notes to profit and loss account:

	2003-04	2002-03
(1) Purchase of products for sale etc. include :		
(i) (a) Spare parts and accessories for sale	**253.55**	211.02
(b) Bodies and trailers for mounting on chassis	**214.43**	149.75
	467.98	360.77

(ii) Sales and Opening and Closing Stocks of truck and bus chassis include chassis mounted with bodies/ trailers. [also refer Schedules 14(D) and 15, pages 35 and 36]

(2) Research and Development expenditure of **Rs. 118.05 crores** (2002-03 Rs. 57.84 crores) including the amortised portion of product development expenses has been charged to Profit and Loss Account.

	Rupees	Rupees
(3) (a) Auditors' Remuneration:		
Fees as Auditors including quarterly audits and limited reviews. [Including service tax **Rs. 12,62,000** (2002-03 Rs. 5,12,500)]	**1,42,62,000**	1,07,62,500*
In other Capacities:		
Company Law Matters [Including service tax **Rs. 2,800** (2002-03 Rs. 1,750)]	**37,800**	36,750
Tax Audit [Including service tax **Rs.1,84,000** (2002-03 Rs. 1,15,000)]	**24,84,000**	24,15,000
Corporate Governance certification [Including service tax **Rs. 23,750** (2002-03 Rs. 12,500)]	**2,73,750**	5,12,500*
Taxation Matters	**3,63,000**	—
Other Services [Including service tax **Rs. 2,35,767** (2002-03 Rs. 52,950)]	**32,04,230**	23,25,000
Reimbursement of travelling and out-of-pocket expenses	**3,43,339**	4,10,194
The remuneration disclosed above excludes fees of Rs. 75,00,000 for professional services rendered by a firm of auditors in which the partners of one of the joint statutory auditors are partners.		
(b) Cost Auditors' Remuneration:		
Audit Fees [Including service tax **Rs.44,000** (2002-03 Rs. 27,500)]	**5,94,000**	5,77,500
Reimbursement of travelling and out-of-pocket expenses	**1,79,737**	97,831

* Include payments for previous year Rs. 9,45,000 towards fees as Auditors (Consolidated Financial Statements) and Rs. 2,56,250 for Corporate Governance certification.

	2003-04	2002-03
(4) Interest:		
(a) On Debentures and fixed loans	**79.72**	171.93
(b) Discounting charges (net)	**111.49**	95.06
(c) Others	**15.44**	52.88
	206.65	319.87
Less: (i) Transferred to Capital account	**4.17**	10.58
(ii) Interest received on bank and other accounts [tax deducted at source **Rs. 3.59 crores** (2002-03 Rs. 3.79 crores)]	**41.22**	30.34
	161.26	278.95

(5) The Company has made a provision of **Rs. 49 crores** (2002-03 Rs. 26 crores) by way of diminution in value of investments in TAL Manufacturing Solutions Ltd (TAL), a subsidiary company. No provision has been made for Rs. 67.78 crores due from TAL on account of intercorporate deposits, unsecured loan and other amounts as the Company expects to recover these in the normal course of business with TAL. TAL is dependent on the continuing financial support of the Company.

Schedule forming part of the balance sheet and profit and loss account

"14" [Item No. 16] (contd.)

(B) Notes to profit and loss account (contd.)

(6) Consequent to the Accounting Standard on 'Intangible Assets' (AS 26) becoming applicable, expenditure on product development which was earlier classified as deferred revenue expenditure is now accounted in accordance with the said Standard. Accordingly,

i) Product development cost including technical know-how on new vehicle platforms, variants on existing platforms and new vehicle aggregates are recognised as Intangible Assets and included under Fixed Assets. There is no effect of this change on the profit for the year, as the period of amortisation is consistent with that followed in the previous year.

ii) Product development expenditure relating to minor product enhancement, facelifts, upgrades etc., (including cost of incomplete development) amounting to Rs. 51.64 crores (including Rs. 30.06 crores incurred as at March 31, 2003) has been charged off during the year to Profit and Loss Account.

(7) Earnings Per Share:

			2003-04	2002-03
(a)	Profit after tax	Rs. crores	**810.34**	300.11
(b)	The weighted average number of Ordinary Shares for Basic EPS	Nos.	**32,83,06,904**	31,97,77,525
(c)	The nominal value per Ordinary Share	Rupees	**10.00**	10.00
(d)	Earnings Per Share (Basic)	Rupees	**24.68**	9.38
(e)	Profit after tax for Basic EPS	Rs. crores	**810.34**	300.11
	Add: Interest payable on outstanding Foreign Currency Convertible Notes	Rs. crores	**1.05**	-
(f)	Profit after tax for Diluted EPS	Rs. crores	**811.39**	300.11
(g)	The weighted average number of Ordinary Shares for Basic EPS	Nos.	**32,83,06,904**	31,97,77,525
(h)	Add: Adjustment for Options relating to warrants, fractional coupons and Foreign Currency Convertible Notes	Nos	**2,89,35,035**	57,71,591
(j)	The weighted average number of Ordinary Shares for Diluted EPS	Nos.	**35,72,41,939**	32,55,49,116
(k)	Earnings Per Share (Diluted)	Rupees	**22.71**	9.22

(C) (i) Acquisition of Daewoo Commercial Vehicle Co. Ltd (DWCV), Korea

During the year, the Company acquired DWCV. The Company purchased equity shares for KRW 60.3 billion (Rs.253.04 crores, including other expenses of Rs. 20.10 crores incurred for acquisition) and provided a Letter of Undertaking to Citigroup Global Markets Asia Limited for a loan of KRW 60.3 billion (Rs. 232.94 crores) to DWCV. DWCV is engaged in the manufacture, sale and distribution of commercial vehicles.

(ii) Issue of Foreign Currency Convertible Notes (FCCN)

The Company has, on July 31, 2003, issued 1% Foreign Currency Convertible Notes amounting to US$ 100 million (Rs. 461.56 crores), due for redemption on July 31, 2008. The noteholders have an option to convert these notes into equity shares or Global Depositary Shares (GDS), determined at an initial conversion price of Rs. 250.745 per share at a fixed exchange rate of conversion of Rs.46.16 (=US$ 1) at any time after September 11, 2003 and up to July 1, 2008. Further, the Company has an option of early redemption of these notes at any time on or after July 31, 2006, subject to certain conditions. Unless previously converted, redeemed, or purchased and cancelled, these notes will be redeemed on July 31, 2008 at 116.824% of their principal amount.

In accordance with the terms of the issue,1,39,74,898 Equity Shares/GDS have been issued up to March 31, 2004 to the noteholders holding FCCNs aggregating US$ 75.91 million (Rs. 344.07 crores) who have exercised the option to convert. The balance notes, net of exchange difference, outstanding as of March 31, 2004 are included under 'Unsecured Loans' [Note A1(e), page 26].

Schedule forming part of the balance sheet and profit and loss account

"14" [Item No. 16] (contd.)

(iii) Significant Subsequent Event

Issue of Foreign Currency Convertible Notes (FCCN)

(a) The Company has raised US$100 million (Rs. 438.50 crores) by way of Zero Coupon Convertible Notes due for redemption on April 27, 2009. The noteholders have an option to convert these notes into Equity Shares or Global Depositary Shares determined at an initial conversion price of Rs. 573.106 per share with a fixed rate of exchange on conversion of Rs.43.85 (=US$ 1), from and including June 7, 2004 to and including March 28, 2009. The conversion price will be subject to certain adjustments. Further, the Company has a right to redeem in whole, but not in part, these notes at any time on or after April 27, 2005, subject to certain conditions. Unless previously converted, redeemed, or purchased and cancelled, these notes will be due for redemption on April 27, 2009, at 95.111% of the principal amount.

(b) The Company has also raised US$ 300 million (Rs.1315.50 crores) by way of one percent Convertible Notes due for redemption on April 27, 2011. The noteholders have an option to convert these notes into Equity Shares or Global Depositary Shares determined at an initial conversion price of Rs. 780.400 per share at a fixed rate of conversion of Rs. 43.85 (= US$ 1), from and including June 7, 2004 to and including March 28, 2011. The conversion price will be subject to certain adjustments. In the event of certain changes affecting taxation, the Company has an option to redeem in whole but not in part, these notes at any time. Unless previously converted, redeemed, or purchased and cancelled, these notes will be due for redemption on April 27, 2011 at 121.781% of the principal amount.

(iv) Previous year's figures have been re-grouped where necessary.

(v) Comparative figures for 2002-03 are shown in brackets.

(vi) The name of the Company has been changed from Tata Engineering and Locomotive Company Limited to Tata Motors Limited with effect from July 29, 2003.

(D) Information in regard to opening stock and closing stock:

(Rs. in crores)

	2003-04		2002-03	
	Quantity Nos.	**Value**	Quantity Nos.	Value
(a) Opening Stock:				
Light, medium and heavy commercial vehicles, jeep type vehicles, passenger cars, utility vehicles etc. and bodies thereon	**12,157**	**548.19**	9,104	419.79
Manufactured and purchased components for sale :				
Vehicle spare parts		**122.02**		131.58
Scrap		**5.48**		4.50
		675.69		555.87
(b) Closing Stock:				
Light, medium and heavy commercial vehicles, jeep type vehicles, passenger cars, utility vehicles etc. and bodies thereon	**9,107***	**358.10**	12,157*	548.19
Manufactured and purchased components for sale :				
Vehicle spare parts		**109.30**		122.02
Scrap		**7.89**		5.48
		475.29		675.69

* Excluding 333 vehicles (2002-03: 547 vehicles) which have been transferred for internal use or totally damaged in transit and insurance claims settled and is net of adjustments.

Schedule forming part of the profit and loss account

"15" [Item No. 16] **(Rs. in crores)**

Information in regard to sales effected by the Company (excluding inter-divisional transfers, settlements for damaged goods and goods capitalised):

		2003-04		2002-03	
		Quantity Nos.	**Value**	Quantity Nos.	Value
1.	Light, medium and heavy commercial vehicles, jeep type vehicles, passenger cars, utility vehicles etc. and bodies thereon	**314,259**	**14303.87**	219,859	9880.90
2.	Spare Parts for vehicles		**644.92**		551.62
3.	Export incentives		**42.89**		22.30
4.	Diesel engines	**5,025**	**44.78**	4,359	37.16
5.	Scrap		**53.93**		34.12
6.	Castings and forgings		**102.48**		72.58
7.	Income from services		**15.87**		9.05
			15208.74		10607.73

Schedule forming part of the profit and loss account

"16" [Item No. 16]

Quantitative information in regard to installed capacity and the goods manufactured by the Company :

		Unit of measurement	Installed capacity*	Actual production**
1.	On road automobiles having four or more wheels such as light, medium and heavy commercial vehicles, jeep type vehicles and passenger cars covered under Sub-heading (5) of Heading (7) of First Schedule (Jamshedpur Works)	Nos.	**60000** (60000)	**58044** (45244)
2.	Motor Vehicles for transport of ten or more persons including the driver, motor cars and other motor vehicles for transport of persons, motor vehicles for transport of goods, chassis fitted with engine for motor vehicles (Pune Works) Licensed Capacity: 4,00,000 Nos.	Nos.	**330000** (270000)	**240832** (168696)
3.	Motor Vehicles for transport of ten or more persons including the driver, motor cars and other motor vehicles for transport of persons, motor vehicles for transport of goods, chassis fitted with engine for motor vehicles (Lucknow Works)	Nos.	**30000** (30000)	**12666** (9519)
4.	Diesel Engines for industrial and marine applications	Nos.	@ @	**5025** (4359)
5.	Rotary Position encoder and readout	Nos.	**100** (100)	**-** (1)
6.	Electronic Comparator, Electronic Weighing Instruments, Crane Weighing Instruments and Test Rig equipment	Nos.	**260** (260)	**-** (12)
7.	S. G. Iron castings	Tonnes	**11000** (11000)	**12123** (10734)
8.	S. G./Grey Iron Semis by continuous casting process	Tonnes	**3600** (3600)	**-** (-)
9.	Manufactured components for sale ~	Rupees crores		**185.22** (127.65)

* On double shift basis including capacity for manufacture of replacement parts as certified by the Management and relied upon by the Auditors.

** Includes production for internal use.

@ These are manufactured against spare capacity under (1) and (2) above.

~ The production disclosed against manufactured components is the value (as this is more meaningful than quantity) of such components transferred during the year to the warehouses for sale.

NOTE : In addition to the above, the Company holds following industrial licenses/Industrial Entrepreneurs Memoranda (IEM) for which there is no production during the year:

		Nos.
a)	Special Purpose Motor Vehicle, other than those principally designed for the transport of persons or goods (Dharwad Works)	5000
b)	Truck and Bus Bodies	2160
c)	<u>Defence Equipment:</u>	
	Light Armoured Multi- Role Vehicles	3000
	Armoured Engineer Vehicles	100
	Armoured Recovery Vehicles	100
	Armoured Logistics Carriers	1000
	Heavy Tank Transporters	500
	Shelter and Containers	1000
	Special Attack and Surveillance Vehicles	1000
	Tactical Floating Bridges and Ferries	50
	Tracked Armoured Vehicles	250
	Bullet Proof Cars, Jeeps and Troop Carriers	1000
	High Mobility Vehicles	1000
	Mechanised Material Handling and Bridging Equipment	50
	Mine Protected Vehicles	500
d)	<u>Electronic Equipment:</u>	
	Printed circuit Motors upto 2.2 KW ratings	150
	Spot Welding Guns	80
	In Process Gauging	40
	Linear Position encoder and readout	100
	Proximity Switch	1000
	Electrical Copy Machining	10
	Numerical Control of Machine Tools	10
	Solid State Controller for Machine Tools	50
	Hoists (250 kgs)	600
	L.V.D.T., Vertical Bar Display, Analogue Timer, Digital Counter and Digital Timer	4200

Schedule forming part of the profit and loss account

"17" [Item No. 16] **(Rs. in crores)**

Information regarding exports and imports and other matters :

			2003-04	2002-03
1.	Earnings in foreign exchange:			
	(i)	F.O.B. value of goods exported [including sales through Export House, exports to Nepal, Bhutan and local sales eligible for export incentives and exchange differences of **Rs. 23.84 crores** (2002-03 Rs.2.49 crores)]	**1006.32**	476.43
	(ii)	Interest and dividend	**0.48**	0.85
	(iii)	Others	**9.84**	0.18
2.	C.I.F. value of imports			
	(i)	Raw materials and components	**199.36**	90.16
	(ii)	Machinery spares and tools	**19.45**	12.47
	(iii)	Capital goods	**43.22**	69.17
	(iv)	Spare parts for sale	**2.56**	2.42
	(v)	Other items	**7.95**	6.13
	The imports shown above are as per the customs copies of licences / bills which, as certified by the Company to the Auditors, cover the entire imports during the year.			
3.	(a)	Value of imported and indigenous raw materials and components consumed:		
		(i) Imported at Rupee cost	**191.95**	96.77
		(ii) Indigenously obtained	**7681.46**	5242.04
	(b)	Percentage to total consumption:		
		(i) Imported %	**2.44**	1.81
		(ii) Indigenously obtained %	**97.56**	98.19

Notes : (a) In giving the above information, the Company has taken the view that spares and components as referred to in Clause 4D(c) of Part II of Schedule VI covers only such items as consumed directly in production.

(b) The above figures have been shown after giving effect to certain estimates and assumptions made by the Management which have been relied upon by the Auditors. [Note to Schedule 18, page 39]

Schedules forming part of the profit and loss account

(Rs. in crores)

"17" [Item No. 16] (contd.)

		2003-04	2002-03
4. Expenditure in foreign currency (subject to deduction of tax where applicable) :			
(i) Royalty and fees		**16.77**	29.90
(ii) Interest (including interest on convertible debentures held by non-residents and payments in Rupees to financial institutions on foreign currency loans)		**27.70**	31.40
(iii) Commission on exports (paid through Export House)		**19.94**	16.67
(iv) Payments on other accounts (including net exchange differences)		**60.65**	57.54
5. Remittances in foreign currencies for dividends: The Company does not have complete information as to the extent to which remittances in foreign currencies on account of dividends have been made by or on behalf of non-resident shareholders. The particulars of dividends declared during the year and payable to non-resident shareholders for the year 2002-03 and interim dividend for the year 2003-04, are as under:			
(i) Number of non-resident shareholders			
a) For 2002-03	Nos.	**4,883**	-
b) For 2003-04 Interim dividend	Nos.	**4,773**	-
(ii) Number of shares held by them			
a) For 2002-03	Nos.	**9,72,26,748**	-
b) For 2003-04 Interim dividend	Nos.	**13,47,41,458**	-
(iii) Gross amount of dividend			
a) For 2002-03		**38.89**	-
b) For 2003-04 Interim dividend		**53.90**	-

"18" (Item No. 16)

Information in regard to raw materials and components consumed :

	Unit of Measurement	2003-04 Quantity	2003-04 Value	2002-03 Quantity	2002-03 Value
Steel	Tonnes	**1,10,754**	**283.47**	1,09,600	236.66
Steel tubes	Tonnes	**1,296**	**6.39**	1,497	7.14
Non-ferrous alloys/metals	Tonnes	**1,830**	**16.40**	1,388	12.04
Ferro alloys	Tonnes	**1,680**	**6.73**	1,395	5.13
Steel melting scrap	Tonnes	**74,834**	**81.13**	55,106	43.89
Paints, Oils and Lubricants	Tonnes	**2,643**		1,802	
	Kilo litres	**9,802**	**110.43**	7,583	77.04
Tyres, Tubes and Flaps	Nos.	**27,31,027**	**538.45**	20,72,283	396.59
Engines	Nos.	**55131**	**647.79**	41,935	474.91
Other components			**6182.62**		4085.41
			7873.41		5338.81

Note : The Consumption figures shown above are after adjusting excesses and shortages ascertained on physical count, unserviceable items, etc. and effects of certain estimates and assumptions made by the Management and relied upon by the Auditors. The figures of other components is a balancing figure based on the total consumption shown in the profit and loss account.

Additional Information as required under part IV of Schedule VI to the Companies Act, 1956

Balance Sheet Abstract and Company's General Business Profile:

I.	**Registration Details:**	
	Registration No	4520
	State Code	11
	Balance Sheet Date	31.03.2004
II.	**Capital Raised during the Year** (See Note below)	(Amount in Rs.Thousands)
	Public Issue	Nil
	Rights Issue	Nil
	Bonus Issue	Nil
	Private Placement	Nil
III.	**Position of Mobilisation and Deployment of Funds**	(Amount in Rs.Thousands)
	Total Liabilities	100224646
	Total Assets	100224646
	Sources of Funds:	
	Paid-up Capital	3568347
	Reserves and Surplus	32367691
	Secured Loans	9426544
	Unsecured Loans	3171199
	Deferred Tax Liability	5141500
	Application of Funds:	
	Net Fixed Assets	32477935
	Investments	30567704
	Net Current Assets	(9592258)
	Miscellaneous Expenditure (to the extent not written off or adjusted)	221900
IV.	**Performance of Company**	(Amount in Rs.Thousands)
	Turnover	155524347
	Total Expenditure	(142600960)
	Profit Before Tax	12923387
	Profit after Tax	8103387
	Earnings Per Share - Basic (Rs.)	24.68
	Dividend Rate (including interim dividend 40%)	80%

V. Generic Names of Three Principal Products/Services of Company: (as per monetary terms)

Item Code No. (ITC Code)	8702 to 8708 except 8705 and 8707
Product Description	Chassis and Vehicles for transport of goods and passengers, including motor car and parts thereof.

Share Capital of the Company has increased by Rs. 33,17,37,310 due to 1,91,98,833 Ordinary Shares allotted consequent to exercise of equivalent number of warrants pertaining to the Rights Issue of 2001 and 1,39,74,898 Ordinary Shares allotted consequent to conversion of 75,913, 1% Foreign Currency Convertible Notes (due 2008), issued during the year.

Auditors' Report on Consolidated Financial Statements

TO THE BOARD OF DIRECTORS OF TATA MOTORS LIMITED

(Formerly Tata Engineering and Locomotive Company Limited)

1. We have audited the attached Consolidated Balance Sheet of **TATA MOTORS LIMITED** ('the Company'), and its subsidiaries (the Company and its subsidiaries constitute 'the Group') as at March 31, 2004 and also the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement for the year ended on the date annexed thereto. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are prepared, in all material respects, in accordance with an identified financial reporting framework and are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. (a) The financial statements of subsidiaries which in the aggregate represent total assets (net) as at March 31, 2004 of Rs. 916.22 crores and total revenues for the year ended on that date of Rs. 50.18 crores and of associates which reflect the Group's share of loss (net) for the year of Rs. 11.65 crores and up to March 31, 2004 Group's share of loss (net) of Rs. 13.26 crores have been audited by other auditors and we have relied upon such audited financial statements for the purpose of our examination of the consolidated financial statements.

   (b) As stated in Note B (4), as the audited financial statements of associates for the year ended March 31, 2004 which reflect the Group's share of profit for the year of Rs. 29.70 crores and up to March 31, 2004 Group's share of profit of Rs. 15.11 crores are not available, the investments have been valued in the Consolidated Financial Statements on the basis of unaudited financial statements as provided by the management of that associate.

4. Subject to our remarks in para 3(b) above:-

   (a) We report that the consolidated financial statements have been prepared by the Company in accordance with the requirements of Accounting Standard 21 'Consolidated Financial Statements' and Accounting Standard 23 'Accounting for Investments in Associates in Consolidated Financial Statements', issued by the Institute of Chartered Accountants of India and on the basis of the separate audited financial statements of the Company, its subsidiaries and associates included in the consolidated financial statements.

   (b) On the basis of the information and explanations given to us and on the consideration of the separate audit reports on individual financial statements of the Company, its aforesaid subsidiaries and associates, in our opinion, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

      i. in the case of the Consolidated Balance Sheet, of the consolidated state of affairs of the Group as at March 31, 2004;

      ii. in the case of the Consolidated Profit and Loss Account, of the consolidated results of operations of the Group for the year ended on that date; and

      iii. in the case of the Consolidated Cash Flow Statement, of the consolidated cash flows of the Group for the year ended on that date.

For A. F. FERGUSON & CO.
Chartered Accountants

A K MAHINDRA
Partner
Membership No.: 10296

Mumbai, May 19, 2004

For S. B. BILLIMORIA & CO.
Chartered Accountants

N VENKATRAM
Partner
Membership No.: 71387

Consolidated Balance Sheet as at March 31, 2004

(Rs. in crores)

	Schedule	Page			As at March 31, 2003
SOURCES OF FUNDS					
1 SHAREHOLDERS' FUNDS					
(a) Capital	1	47	**356.83**		319.83
(b) Reserves and Surplus	2	47	**3298.84**		1900.18
				3655.67	2220.01
2 MINORITY INTEREST				**46.26**	41.13
3 LOAN FUNDS					
(a) Secured	3	48	**1148.14**		1356.10
(b) Unsecured	4	48	**550.28**		433.55
				1698.42	1789.65
4 DEFERRED TAX LIABILITY (NET) [Note A (5) page 56]				**533.70**	100.98
5 TOTAL FUNDS EMPLOYED				**5934.05**	4151.77
APPLICATION OF FUNDS					
6 FIXED ASSETS	5	49			
(a) Gross Block			**6975.11**		6358.71
(b) Less: Depreciation/Amortisation			**3237.49**		2844.54
(c) Net Block			**3737.62**		3514.17
(d) Capital Work-in-Progress			**309.57**		200.22
				4047.19	3714.39
7 GOODWILL (On Consolidation)				**70.01**	73.63
8 INVESTMENTS	6	50		**2353.76**	727.62
9 CURRENT ASSETS, LOANS AND ADVANCES					
(a) Interest Accrued on Investments			**0.14**		0.01
(b) Inventories	7	51	**1463.08**		1325.12
(c) Sundry Debtors	8	51	**1011.97**		1050.20
(d) Cash and Bank Balances	9	51	**967.43**		257.54
(e) Loans and Advances	10	52	**1197.75**		610.15
			4640.37		3243.02
10 CURRENT LIABILITIES AND PROVISIONS					
(a) Current Liabilities	11	52	**4664.91**		3309.21
(b) Provisions	12	52	**547.09**		356.44
			5212.00		3665.65
11 NET CURRENT ASSETS [(9) LESS (10)]				**(571.63)**	(422.63)
12 MISCELLANEOUS EXPENDITURE (to the extent not written off or adjusted)	13	52		**34.72**	58.76
13 TOTAL ASSETS (NET)				**5934.05**	4151.77
14 BASIS OF CONSOLIDATION AND SIGNIFICANT ACCOUNTING POLICIES		53			
15 NOTES TO BALANCE SHEET	14	56			

As per our report attached

For **A. F. FERGUSON & CO.**
Chartered Accountants

A K MAHINDRA
Partner

For **S. B. BILLIMORIA & CO.**
Chartered Accountants

N VENKATRAM
Partner

Mumbai, May 19, 2004

For and on behalf of the Board

RATAN N TATA
Chairman
N A SOONAWALA
J J IRANI
J K SETNA
V R MEHTA
R GOPALAKRISHNAN
N N WADIA
S A NAIK
Directors

RAVI KANT
PRAVEEN P KADLE
V SUMANTRAN
Executive Directors

H K SETHNA
Company Secretary

Mumbai, May 19, 2004

Consolidated Profit and Loss Account for the year ended March 31, 2004

	Schedule	Page			(Rs. in crores) 2002-03
INCOME					
1 SALE OF PRODUCTS AND OTHER INCOME	A	45		**16341.04**	11448.01
LESS: EXCISE DUTY				**2360.12**	1816.72
				13980.92	9631.29
EXPENDITURE					
2 MANUFACTURING AND OTHER EXPENSES	B	46	**12006.76**		8534.14
3 EXPENDITURE TRANSFERRED TO CAPITAL AND OTHER ACCOUNTS			**(160.29)**		(173.96)
				11846.47	8360.18
PROFIT BEFORE AMORTISATION, DEPRECIATION, INTEREST, EXTRAORDINARY/EXCEPTIONAL ITEMS AND TAX				**2134.45**	1271.11
4 PRODUCT DEVELOPMENT EXPENSES [Note B (2)(ii), page 60]				**51.64**	-
5 DEPRECIATION AND AMORTISATION				**425.56**	401.90
6 INTEREST [Note B (1), page 60]				**193.78**	325.43
7 AMORTISATION OF MISCELLANEOUS EXPENDITURE IN SUBSIDIARIES				**11.65**	20.28
PROFIT FOR THE YEAR BEFORE EXTRAORDINARY / EXCEPTIONAL ITEMS AND TAX				**1451.82**	523.50
8 WRITE BACK OF PROVISION FOR CONTINGENCIES				**-**	20.00
9 EMPLOYEE SEPARATION COST				**(6.95)**	-
PROFIT BEFORE TAX				**1444.87**	543.50
10 PROVISION FOR TAX					
a) Current Tax			**(107.39)**		(33.66)
Provision for earlier years written back			**-**		9.14
				(107.39)	(24.52)
b) Deferred Tax			**(423.38)**		(193.11)
Provision for deferred tax for earlier years			**-**		(8.77)
				(423.38)	(201.88)
PROFIT AFTER TAX				**914.10**	317.10
11 ADJUSTMENT OF MISCELLANEOUS EXPENDITURE IN SUBSIDIARIES [Note B(6), page 61]				**(8.64)**	-
12 SHARE OF MINORITY INTEREST				**(4.44)**	(0.85)
13 SHARE OF PROFIT/(LOSS) IN RESPECT OF INVESTMENTS IN ASSOCIATE COMPANIES [Note B (4), page 61]				**18.05**	(16.13)
14 GOODWILL WRITTEN OFF				**(3.78)**	(3.00)
PROFIT FOR THE YEAR				**915.29**	297.12
15 BALANCE BROUGHT FORWARD FROM PREVIOUS YEAR				**(52.69)**	(96.60)
16 SHARE OF ACCUMULATED PROFIT IN RESPECT OF INVESTMENTS IN ASSOCIATE COMPANIES FOR PRIOR PERIODS				**-**	(83.19)
17 DEFERRED TAX ASSET FOR PRIOR PERIOD				**-**	8.66
BALANCE BROUGHT FORWARD FROM PREVIOUS YEAR AFTER ADJUSTMENT FOR PRIOR PERIODS				**(52.69)**	(171.13)
18 INVESTMENT ALLOWANCE (UTILISED) RESERVE WRITTEN BACK				**-**	0.90
AMOUNT AVAILABLE FOR APPROPRIATIONS				**862.60**	126.89
19 APPROPRIATIONS					
a) Proposed/Interim Dividend				**282.11**	128.12
b) Tax on Proposed/ Interim Dividend (including our share of subsidiaries' Dividend tax)				**38.88**	16.85
c) General Reserve				**253.05**	33.68
d) Special Reserve				**0.40**	0.91
e) Translation Reserve				**-**	0.02
f) Debenture Redemption Reserve				**4.69**	-
g) Balance carried to Balance Sheet				**283.47**	(52.69)
				-	-
20 EARNINGS PER SHARE [Note B(3), page 60]					
Basic	Rupees			**27.88**	9.29
Diluted	Rupees			**25.65**	9.13
21 BASIS OF CONSOLIDATION AND SIGNIFICANT ACCOUNTING POLICIES		53			
22 NOTES TO PROFIT AND LOSS ACCOUNT	14	60			

As per our report attached to the balance sheet

For **A. F. FERGUSON & CO.**
Chartered Accountants

A K MAHINDRA
Partner

For **S. B. BILLIMORIA & CO.**
Chartered Accountants

N VENKATRAM
Partner

Mumbai, May 19, 2004

For and on behalf of the Board

RATAN N TATA
Chairman

N A SOONAWALA
J J IRANI
J K SETNA
V R MEHTA
R GOPALAKRISHNAN
N N WADIA
S A NAIK
Directors

RAVI KANT
PRAVEEN P KADLE
V SUMANTRAN
Executive Directors

H K SETHNA
Company Secretary

Mumbai, May 19, 2004

Consolidated Cash Flow Statement for the year ended March 31, 2004

(Rs. in crores)

		2003-04	2003-04	2002-03
A.	**Cash flow from Operating Activities**			
	Net Profit after tax and after extraordinary items		915.29	297.12
	Adjustments for:			
	Depreciation	425.56		401.90
	Provision for contingencies written back	-		(20.00)
	(Profit) / Loss on sale of assets (net)	11.18		(5.74)
	Profit on sale of investments	(13.82)		(6.50)
	Provision for diminution in value of investments	(0.70)		-
	Share of (Profit) / Loss in respect of investments in associate companies	(18.05)		16.13
	Share of minority interest	4.44		0.85
	Goodwill written off	3.78		3.00
	Wealth tax	0.56		0.56
	Income tax	107.39		24.52
	Deferred tax	423.38		201.88
	Interest / Dividend (net)	151.40		313.62
	Exchange differences	(41.67)		-
	Product development expenditure relating to previous year written off	30.06		-
	Amortisation of miscellaneous expenditure	20.29		20.28
	Employee separation cost	6.95		-
			1110.75	950.50
	Operating Profit before working capital changes		2026.04	1247.62
	Adjustments for:			
	Trade and other receivables	(59.74)		(140.20)
	Inventories	(3.51)		(149.14)
	Trade and other payables	749.53		678.83
			686.28	389.49
	Miscellaneous expenditure incurred during the year		(35.25)	(41.16)
	Cash Generated from Operations		2677.07	1595.95
	Direct Taxes paid (net)		(10.06)	(12.49)
	Net Cash from Operating Activities		2667.01	1583.46
B.	**Cash Flow from Investing Activities**			
	Purchase of fixed assets		(311.07)	(294.07)
	Sale of fixed assets		14.89	50.28
	Debenture application money in associate company		(24.67)	-
	Purchase of investments in Mutual Fund (net)		(1523.96)	-
	Purchase of investments - others		(123.10)	(36.14)
	Purchase of subsidiaries shares from minority		(2.01)	-
	Acquisition of subsidiary (Daewoo Commercial Vehicles Co. Ltd)		(253.04)	-
	Sale / Redemption of investments		44.31	16.75
	Interest received		33.28	29.94
	Dividend / Income on investment received		42.00	11.53
	Proceeds from maturity of long term Inter corporate deposit		-	10.19
	Placement of long term Inter corporate deposit		-	(4.31)
	Decrease / (Increase) in short term Inter corporate deposit		0.06	(2.75)
	Net Cash used in Investing Activities		(2103.31)	(218.58)
C.	**Cash Flow from Financing Activities**			
	Proceeds from issue of Foreign Currency Convertible Notes (net of expenses)		449.14	-
	Share issue expenses		-	(0.26)
	Premium on redemption of debentures		(37.14)	(16.92)
	Premium on issue of shares		-	0.02
	Proceeds from long term borrowings		478.95	414.57
	Repayment of long term borrowings		(843.43)	(1126.78)
	Decrease in short term borrowings		(14.80)	(336.12)
	Proceeds from issue of shares		234.21	0.01
	Proceeds from issue of shares to minority shareholders		0.20	-
	Dividends paid (including Dividend tax)		(299.26)	(0.04)
	Interest paid [including discounting charges paid, **Rs 111.50 crores,** (2002-03 Rs.95.06 crores)]		(261.99)	(373.52)
	Net Cash used in Financing activities		(294.12)	(1439.04)
	Net Increase / (Decrease) in Cash and cash equivalents		269.58	(74.16)
	Effect of foreign exchange translation of subsidiaries		0.52	-
	Cash and cash equivalents as at March 31, 2003		257.54*	331.70
	Add: Cash and bank balance taken over on acquisition of Daewoo Commercial Vehicle Co. Ltd		439.79	-
	Cash and cash equivalents as at March 31, 2004		967.43*	257.54

*Includes Cash Collateral **Rs. 167.33 crores** (as at March 31, 2003 Rs. 24.27 crores)

Previous year's figures have been restated, wherever necessary, to conform to this year's classification.

As per our report attached to the balance sheet

For **A. F. FERGUSON & CO.**
Chartered Accountants

A K MAHINDRA
Partner

For **S. B. BILLIMORIA & CO.**
Chartered Accountants

N VENKATRAM
Partner

Mumbai, May 19, 2004

For and on behalf of the Board

RATAN N TATA
Chairman
N A SOONAWALA
J J IRANI
J K SETNA
V R MEHTA
R GOPALAKRISHNAN
N N WADIA
S A NAIK
Directors

RAVI KANT
PRAVEEN P KADLE
V SUMANTRAN
Executive Directors

H K SETHNA
Company Secretary

Mumbai, May 19, 2004

Schedule forming part of the consolidated profit and loss account

(Rs. in crores)
"A" [Item No. 1]

		2003-04		2002-03
SALE OF PRODUCTS AND OTHER INCOME				
1.	Sale of products and other income from operations			
	(a) Sale of Products and Services	**16014.37**		11296.48
	(b) Income from Hire purchase / Loan contracts (Notes 1, 2, 3 and 4 below)	**139.97**		96.77
	(c) Miscellaneous receipts (Note 5 below)	**90.66**		30.54
	(d) Exchange difference (net)	**39.84**		5.26
			16284.84	11429.05
2.	Dividend and Other income (Notes 6, 7 and 8 below)		**56.20**	18.96
			16341.04	11448.01

Notes:		2003-04	2002-03
(1)	Value of Hire purchase contracts entered into during the year:		
	(i) Purchased vehicles (Note 2 below)	**325.55**	966.58
	(ii) Vehicles from the Company's stocks	**6.42**	95.08
(2)	Value of vehicles purchased and issued on Hire purchase contracts during the year	**274.47**	807.90
(3)	(i) Income from Hire purchase contracts includes net income on lease rentals and securitisation of receivables under Hire purchase contracts	**28.34**	28.58
	(ii) Income from Loan contracts includes income on securitisation of Loan contracts	**13.25**	-
(4)	Interest income from Loan contracts	**50.23**	0.15
(5)	Miscellaneous receipts include :		
	Profit on sale of assets [includes Capital Profits of **Rs. 4.05** crores (2002-03 Rs. 21.55 crores) out of which Rs. **Nil** (2002-03 Rs. 20.37 crores) pertains to sale of development rights related to land]	**5.48**	30.04
(6)	Additional consideration received in respect of trade investment sold in 1999-2000	**9.84**	-
(7)	Dividend and Other income includes:		
	(i) Dividend from current investments	**22.12**	0.28
	(ii) Dividend from long term investments	**20.02**	11.44
	(iii) Tax deducted at source	**0.01**	1.16
(8)	Profit on sale of investments	**3.98**	6.50

Schedule forming part of the consolidated profit and loss account

"B" [Item No. 2] (Rs. in crores)

		2003-04		2002-03
MANUFACTURING AND OTHER EXPENSES				
1	**Purchase of products for sale, etc**		**550.20**	405.28
2	**Consumption of raw materials and components**		**8258.29**	5613.17
3	**Processing charges**		**173.76**	117.56
4	**Payments to and provision for employees** (Note 1 below)			
	(a) Salaries, wages and bonus	**811.70**		641.02
	(b) Superannuation, gratuity, etc	**112.57**		125.28
	(c) Contribution to provident fund, etc	**50.09**		44.99
	(d) Workmen and staff welfare expenses	**107.53**		94.95
			1081.89	906.24
5	**Expenses for manufacture, administration and selling:**			
	(a) Stores, spare parts and tools consumed	**263.69**		219.80
	(b) Freight, transportation, port charges, etc	**189.86**		145.92
	(c) Repairs to buildings	**22.85**		8.08
	(d) Repairs to plant, machinery, etc	**27.34**		17.24
	(e) Power and fuel	**235.34**		210.52
	(f) Rent	**11.64**		12.66
	(g) Rates and taxes	**24.15**		25.76
	(h) Provision for Wealth tax	**0.56**		0.56
	(j) Insurance	**22.90**		30.07
	(k) Publicity	**135.80**		121.11
	(l) Incentive/Commission to dealers (Note 2 below)	**120.58**		141.34
	(m) Excess debits/ Short credits in respect of previous years (net)	**3.02**		8.87
	(n) Other expenses (Note 3 below)	**735.10**		653.44
			1792.83	1595.37
6	**Change in Stock-in-Trade and Work-in-Progress:**			
	Opening Stock	**883.74**		780.26
	Add: Stock acquired on acquisition of DWCV	**74.46**		-
		958.20		780.26
	Less: Closing Stock	**808.41**		883.74
			149.79	(103.48)
			12006.76	8534.14

	2003-04	2002-03
Notes: (1) Payments to and provision for employees include:		
(i) Net provisions for other employee benefit schemes	**14.36**	14.14
(ii) Managerial Remuneration for Directors (excluding provision for encashable leave and gratuity as separate actuarial valuation for Whole-time Directors is not available)	**4.38**	2.26
(2) Incentive/Commission to dealers include:		
Inventory relief [including provisions **Rs. 15 crores** (2002-03 Rs. Nil)]	**27.32**	12.11
(3) Other expenses include:		
(i) Loss on assets sold/scrapped/written off	**16.66**	24.30
(ii) Lease rentals in respect of plant & machinery	**10.10**	6.54
(iii) Provision for doubtful debtors/advances (net)	**18.40**	100.16
(iv) Warranty expenses [including provisions **Rs.143.23 crores** (2002-03 Rs. 88.88 crores)]	**167.58**	125.14
(v) Securitisation expenses for Hire purchase contracts	**14.64**	8.06
(vi) Bad debts/advances written off	**23.13**	6.58
(vii) Commission and brokerage on sales	**28.23**	22.46

Schedules forming part of the consolidated balance sheet

(Rs. in crores)

"1" [Item No. 1(a)]

	As at March 31, 2004	As at March 31, 2003
SHARE CAPITAL		
Authorised:		
40,00,00,000 Ordinary Shares of Rs. 10 each (As at March 31, 2003 35,00,00,000 Shares) and	**400.00**	350.00
Unclassified Shares (As at March 31, 2003: 5,00,00,000 Shares)	—	50.00
	400.00	400.00
Issued:		
35,29,58,130 Ordinary Shares of Rs. 10 each (As at March 31, 2003 31,98,85,379 Ordinary Shares)	**352.96**	319.89
Subscribed:		
35,29,58,130 Ordinary Shares of Rs. 10 each fully paid (As at March 31, 2003 31,97,84,387 Ordinary Shares)	**352.96**	319.79
Less: Calls in arrears	**0.01**	0.01
	352.95	319.78
Share Forfeiture	**0.05**	0.05
Share application money (pending allotment)	**3.83**	-
	356.83	319.83

"2" [Item No.1(b)]

RESERVES AND SURPLUS	As at March 31, 2003	Additions	Deductions/ Adjustments	As at March 31, 2004
(a) Securities Premium	**1191.16**	**541.29$$**	**51.11++**	**1681.34+**
	1205.11	3.28$	17.23##	1191.16+
(b) Capital Redemption Reserve	**2.28**	-	-	**2.28**
	2.28	-	-	2.28
(c) Capital Reserve (on consolidation)	**0.76**	**335.59****	-	**336.35**
	0.76	-	-	0.76
(d) Debenture Redemption Reserve	**334.15**	**4.69**	-	**338.84**
	334.15	-	-	334.15
(e) Amalgamation Reserve	**0.05**	-	-	**0.05**
	0.05	-	-	0.05
(f) Investment Allowance (Utilised) Reserve	-	-	-	-
	0.90	-	0.90	-
(g) Special Reserve	**3.91**	**0.40**	**0.03**	**4.28**
	3.04	0.91	0.04	3.91
(h) General Reserve	**410.51**	**253.05**	**11.67#**	**651.89**
	386.48	33.78	9.75#	410.51
(j) Translation Reserve	**10.05**	**0.31**	**10.02**	**0.34@**
	-	10.05	-	10.05@
	1952.87	**1135.33**	**72.83**	**3015.37**
	1932.77	48.02	27.92	1952.87
(k) Profit and Loss Account				**283.47**
				(52.69)
				3298.84
				1900.18

$ Includes sale proceeds of certain items of Capital Work in Progress of Rs.3.21 crores which was adjusted to the Securities Premium Account in the previous year as per the High Court order and premium on conversion of debentures.

$$ Represents premium on shares issued upon exercise of warrants and on conversion of Foreign Currency Convertible Notes.

+ Net of Calls in arrears **Rs. 0.03 crore** (as at March 31, 2003 Rs. 0.03 crore).

Includes deferred tax adjustment pertaining to periods prior to adoption of AS 22 'Accounting for Taxes on Income' **Rs. 11.67 crores** (as at March 31, 2003 Rs. 9.75 crores).

@ Includes exchange translation reserve in respect of subsidiaries **Rs. (0.40) crore** (as at March 31, 2003 Rs. 0.06 crore) and in respect of associate companies **Rs. 0.74 crore** (as at March 31, 2003 Rs. 9.99 crores)

++ An amount of **Rs. 37.14 crores** paid in the year 2003-04 towards premium on the early redemption of certain Non-Convertible Debentures has been debited to Securities Premium Account. An amount of **Rs. 12.42 crores** for Foreign Currency Convertible Notes issue expenses and **Rs. 1.53 crores** relating to premium on redemption of Foreign Currency Convertible Notes has been debited to Securities Premium Account.

Includes expenses of Rights Issue in the financial year 2001-02 Rs. 0.26 crore and premium on early redemption of debentures Rs. 16.92 crores.

** Capital Reserve (on consolidation) represent the Company's share of equity at the date of acquisition in DWCV in excess of its cost of investment of **Rs. 335.59 crores**

Schedules forming part of the consolidated balance sheet

"3" [Item No. 3 (a)] **(Rs. in crores)**

	As at March 31, 2004	As at March 31, 2003
LOANS - Secured		
(a) Non-Convertible Debentures	**180.50**	593.00
(b) Loans from Financial Institutions / Banks #	**398.24**	322.44
(c) Sales Tax Deferment Loan	**135.98**	133.57
(d) Loans from Banks on Cash Credit / Overdraft Account	**129.80**	135.90
(e) Foreign currency loans	**274.62**	151.19
(f) Loans from others	**29.00**	20.00
	1148.14	1356.10
# Including payable in respect of finance lease	**3.02**	2.21

"4" [Item No. 3(b)]

LOANS - Unsecured		
(a) Short Term Loans:		
(i) From Banks	**225.53**	1.32
(ii) From Others	**0.30**	0.56
(b) Other Loans:		
(i) From Banks *	**-**	206.91
(ii) Foreign Currency Convertible Notes	**105.35**	-
(iii) From Others @	**219.10**	224.76
	550.28	433.55
* Including payable in respect of finance lease	**-**	23.53
@ Including Sales Tax deferral scheme	**0.29**	0.31

Schedule forming part of the consolidated balance sheet

"5"[Item No. 6]
(Rs. in crores)

FIXED ASSETS	Cost as at March 31, 2003	Additions	Deductions/ Adjustments	Cost as at March 31, 2004	Depreciation /Amortisation for the Year 2003-04	Total Depreciation /Amortisation up to March 31, 2004	Net Book Value as at March 31, 2004
(a) Land	**8.36** 8.52	**89.28** -	**7.96** 0.16	**89.68** 8.36	- -	- -	**89.68** 8.36
(b) Buildings, etc. [Notes (i) & (ii)]	**756.04** 725.07	**231.00** 34.48	**1.10** 3.51	**985.94** 756.04	**21.13** 20.13	**201.23** 172.08	**784.71** 583.96
(c) Leasehold Land	**44.39** 44.23	**0.01** 0.16	- -	**44.40** 44.39	**0.42** 0.42	**3.42** 2.98	**40.98** 41.41
(d) Railway Sidings	**0.13** 0.28	- -	- 0.15	**0.13** 0.13	- -	**0.13** 0.13	- -
(e) Plant, Machinery, Equipment, etc. [Note (ii)]	**5120.48** 4980.19	**372.05** 228.83	**82.25** 88.54	**5410.28** 5120.48	**365.10** 343.37	**2825.72** 2499.67	**2584.56** 2620.81
(f) Water System and Sanitation [Note (ii)]	**39.55** 39.42	**2.28** 0.34	**0.02** 0.21	**41.81** 39.55	**1.68** 1.67	**18.03** 16.36	**23.78** 23.19
(g) Furniture, Fixtures and Office Appliances	**47.50** 45.01	**5.73** 3.32	**2.88** 0.83	**50.35** 47.50	**2.17** 2.35	**25.31** 23.43	**25.04** 24.07
(h) Technical Know-how	**34.51** 34.51	**4.53** -	- -	**39.04** 34.51	**1.12** 0.78	**35.91** 33.88	**3.13** 0.63
(j) Vehicles and Transport [Note (ii)]	**77.26** 97.18	**12.37** 10.12	**4.92** 30.04	**84.71** 77.26	**10.80** 14.80	**50.72** 42.48	**33.99** 34.78
(k) Leased Assets i) Plant taken on lease	**188.73** 188.73	- -	- -	**188.73** 188.73	**14.50** 13.80	**57.58** 42.74	**131.15** 145.99
ii) Leased Premises	**0.28** 0.28	- -	- -	**0.28** 0.28	- -	**0.03** 0.03	**0.25** 0.25
iii) Leased Assets	**7.36** 7.08	**0.19** 0.28	- -	**7.55** 7.36	**0.30** 0.42	**6.91** 6.60	**0.64** 0.76
(l) Product Development Cost	**34.12** 2.48	- 31.85	**1.91** 0.21	**32.21** 34.12	**8.34** 4.16	**12.50** 4.16	**19.71** 29.96
GRAND TOTAL	**6358.71** 6172.98	**717.44** 309.38	**101.04** 123.65	**6975.11** 6358.71	**425.56** 401.90	**3237.49**** 2844.54**	**3737.62** 3514.17
(m) Capital Work-in-Progress [Note (v)]							**309.57** 200.22
							4047.19 3714.39

Notes:

(i) Buildings include **Rs. 11,950** (as at March 31, 2003-Rs. 11,950) being value of investments in shares of Co-operative Housing Societies.

(ii) Buildings, Water system and Sanitation, Plant and Machinery and Vehicles include Gross block **Rs 4.91 crores, Rs.1.50 crores, Rs. 3.55 crores** and **Rs 0.23 crore** and **Net Block Rs. 0.68 crore, Rs. 0.08 crore, Rs. 1.41 crores** and **Rs 0.16 crore** respectively in respect of expenditure incurred on capital assets, ownership of which does not vest in the Company.

(iii) Additions to fixed assets include exchange differences and net premiums on forward exchange contracts and also include gross block of fixed assets of **Rs. 508.65 crores** acquired on acquisition of DWCV.

(iv) ** After adjustment of Cumulative Depreciation of **Rs. 73.83 crores** (as at March 31, 2003 Rs. 82.11 crores) on Assets transferred/ sold/discarded during the year and includes cumulative depreciation of **Rs. 41.22 crores** on fixed assets acquired on acquisition of DWCV.

(v) Capital Work-in-Progress includes Product Development Cost **Rs. 81.06 crores** (as at March 31, 2003 Rs. 22.69 crores) and Technical Know-how fees for product development projects **Rs. 25.42 crores** (as at March 31, 2003 Rs. 12.53 crores).

Schedule forming part of the consolidated balance sheet

"6" [Item No. 8] (Rs. in crores)

	Cost as at March 31, 2004	Cost as at March 31, 2003
INVESTMENTS (at cost)		
Long term investments		
(A) In Associates		
a) Carrying cost of investments in Associates (Note 8 below) [Including **Rs. 0.64 crore** (2002-03 Rs. 1.75 crores) of Goodwill and net of **Rs. 7.19 crores** (2002-03 Rs. 7.19 crores) of Capital Reserve arising on acquisition of associates]	**202.20**	176.58
b) Fully paid Cumulative Convertible Preference Shares (CCPS) (Quoted)	-	15.53
(B) Others		
a) Fully paid Ordinary/Equity Shares (Quoted)	**221.89**	222.37
b) Fully paid Ordinary/Equity Shares (Unquoted)	**262.56**	228.63
c) Fully paid Cumulative Redeemable Preference Shares (Unquoted)	**11.00**	6.00
d) Debentures (Quoted)	**0.48**	-
e) Debentures (Unquoted)	**4.00**	4.00
f) Units (Unquoted)	**0.01**	0.01
g) Bonds (Unquoted)	**0.05**	0.05
h) Mutual Fund (Unquoted)	**1523.96**	-
j) Retained interest in securitisation transactions (Unquoted)	**128.28**	75.82
	2354.43	728.99
Less: Provision for diminution in value of investments (net)	**0.67**	1.37
	2353.76	727.62

Notes :

(1) Book value of quoted investments (other than in associates)	**222.37**	222.37
(2) Book value of unquoted investments (other than in associates)	**1929.19**	313.14
(3) Market value of quoted investments (other than in associates)	**676.53**	237.52

(4) All Investments other than in Mutual Funds are long term investments.

(5) The Company has in consideration of loans aggregating Rs. 950 crores and deferred payment guarantee facilities aggregating Rs. 520 crores extended by Financial Institutions and Banks to Haldia Petrochemicals Ltd (Haldia) given an undertaking to such Financial Institutions/Banks not to dispose off its investments in Haldia without the prior consent of the Institutions/Banks so long as any part of the loan/guarantee limits sanctioned by the Institutions/Banks to Haldia is outstanding.

(6) The Company has given an undertaking to ICICI Bank not to create any charge nor sell its equity holdings in Automobile Corporation of Goa Ltd (ACGL) as long as ICICI Bank's term loan to ACGL is outstanding, without prior permission of ICICI Bank.

(7) The Company has given an undertaking to Citibank NA for non-disposal of its shareholding in Tata Precision Industries Pte Ltd (TPI), Singapore against loans and other facilities extended by the Bank to TPI and Tata Engineering Services Pte Ltd (TES), Singapore, a wholly owned subsidiary of TPI, aggregating Singapore $3 Million and Singapore $ 10.85 million respectively.

(8) The particular of Investments in associate companies as of March 31, 2004 are as follows:

Sr. No.	Name of the Associates	Country of Incorporation	Ownership Interest (%)	Original Cost of Investments	Amount of Goodwill/ (Capital Reserve) in Original Cost	Share of post acquisition Reserves and Surplus	Carrying Cost of Investments
1)	Tata Cummins Ltd	India	**50.00** 50.00	**90.00** 90.00	- -	**16.97** (0.66)	**106.97** 89.34
2)	Tata AutoComp Systems Ltd	India	**50.00** 50.00	**74.00** 74.00	- -	**(13.82)** (26.42)	**60.18** 47.58
3)	Tata International Ltd	India	**20.34** 20.34	**11.23** 11.23	**0.64** 0.64	**15.91** 12.58	**27.14** 23.81
4)	NITA Company Ltd	Bangladesh	**40.00** 40.00	**1.27** 1.27	**(0.43)** (0.43)	**0.74** 0.01	**2.01** 1.28
5)	Concorde Motors Ltd	India	**49.00** 49.00	**20.00** 20.00	**(6.76)** (6.76)	**(14.10)** (18.86)	**5.90** 1.14
6)	Tata Precision Industries Pte. Ltd @	Singapore	**49.99** 49.99	**3.11** 3.11	- 1.11	**(3.11)*** 10.32	**0** 13.43
7)	Tata Finance Ltd #	India	- 29.67	- 66.28	- -	- (66.28)*	- 0
	Total			**199.61** 265.89	**(6.55)** (5.44)	**2.59** (89.31)	**202.20** 176.58

* Share of loss restricted to the original cost of Investment as per the equity method of accounting for associates under AS -23 'Accounting for Investments in Associates in Consolidated Financial Statements'.

@ Financial statements considered for the year ended December 31, 2003.

Consequent to issue of additional shares by Tata Finance Ltd, the Group's share of ownership interest is diluted and hence Tata Finance Ltd is not an associate company as at March 31, 2004.

Schedules forming part of the consolidated balance sheet

(Rs. in crores)

"7" [Item No. 9 (b)]

	As at March 31, 2004	As at March 31, 2003
INVENTORIES (As valued and certified by the Management)		
(a) Stores and spare parts (at or below cost)	**119.86**	109.93
(b) Consumable tools (at cost)	**17.84**	15.40
(c) Raw materials and components	**462.59**	288.01
(d) Work-in-progress	**225.60**	147.02
(e) Stock-in-trade	**582.81**	736.72
(f) Goods-in-transit (at cost)	**43.06**	27.04
(g) Contracts-in-progress	**11.32**	1.00
	1463.08	1325.12

Note: Items (c), (d) and (e) above are valued at lower of cost and net realisable value

"8" [Item No. 9 (c)]

SUNDRY DEBTORS		
(a) Over six months: (unsecured)	**177.79**	205.20
(b) Others: (unsecured)	**736.09**	439.74
	913.88	644.94
Less: Provision for doubtful debts	**125.46**	121.22
	788.42	523.72
(c) Future instalments receivable from hirers/lessees secured by Hire purchase/lease agreements and promissory notes from hirers	**270.25**	631.94
Less: Provision for doubtful instalments	**11.65**	11.27
Less: Finance and service charges unearned/ receivable on lease/ Hire purchase contracts	**35.05**	94.19
	223.55	526.48
	1011.97	1050.20

"9" [Item No. 9 (d)]

CASH AND BANK BALANCES		
(a) Cash on hand	**1.14**	0.55
(b) Current accounts with Scheduled Banks	**483.86**	228.00
(c) Current accounts with other than Scheduled Banks	**69.56**	0.48
(d) Short term deposits with Banks	**245.54**	4.24
(e) Margin Money/Cash Collateral with Scheduled Banks	**167.33**	24.27
	967.43	257.54

Schedules forming part of the consolidated balance sheet

"10" [Item No. 9 (e)]

(Rs. in crores)

	As at March 31, 2004	As at March 31, 2003
LOANS AND ADVANCES		
A) SECURED		
Vehicle loans (Note 1 below)	**604.49**	10.32
Less: Provision for doubtful loan	**0.42**	-
Total (A)	**604.07**	10.32
B) UNSECURED - considered good		
(a) Advances to suppliers, contractors and others (See Notes 2 and 3 below)	**380.71**	359.97
(b) Deposits with government, public bodies and others	**148.04**	86.54
(c) Prepaid expenses	**25.45**	22.05
(d) Advance tax	**39.48**	131.27
Total (B)	**593.68**	599.83
Total (A) and (B)	**1197.75**	610.15
Notes: (1) Loans are secured against hypothecation of vehicles.		
(2) Advances to suppliers, contractors and others are net of advances considered doubtful which have been provided for	**57.18**	48.59
(3) Advances to suppliers, contractors and others include:		
(i) Receivable in respect of fixed assets given on lease	**0.01**	0.02
(ii) Debentures application money	**24.67**	-

"11" [Item No. 10 (a)]

	As at March 31, 2004	As at March 31, 2003
CURRENT LIABILITIES		
(a) Acceptances	**1663.64**	1306.26
(b) Sundry creditors	**2627.37**	1832.76
(c) Advance and progress payments	**345.91**	115.86
(d) Interest/commitment charges accrued on Loans but not due	**16.56**	44.80
(e) Liability towards Investors Education and Protection Fund under Section 205C of the Companies Act, 1956 not due	**11.43**	9.53
	4664.91	3309.21

"12" [Item No. 10 (b)]

	As at March 31, 2004	As at March 31, 2003
PROVISIONS		
(a) Provision for taxation	**26.81**	7.03
(b) Proposed dividend	**142.16**	128.12
(c) Provision for tax on dividend	**20.95**	16.85
(d) Provision for retirement and other employee benefit schemes	**179.31**	111.84
(e) Other provisions	**177.86**	92.60
	547.09	356.44

"13" [Item No. 12]

	As at March 31, 2004	As at March 31, 2003
MISCELLANEOUS EXPENDITURE (DEFERRED REVENUE EXPENSES)		
(to the extent not written off or adjusted)		
(a) Employee Separation Cost	**34.43**	25.68
(b) Product Development Cost	**-**	30.06
(c) Expenses on ERP software	**-**	2.20
(d) Others	**0.29**	0.82
	34.72	58.76

Schedules forming part of the consolidated balance sheet and profit and loss account
Basis of Consolidation and Significant Accounting Policies

1) Basis of Consolidation:

The consolidated financial statements relate to Tata Motors Limited (the Company), its subsidiary companies and associates. The Company and its subsidiaries constitute the Group.

a) Basis of Accounting:

I. The financial statements of the subsidiary companies used in the consolidation are drawn upto the same reporting date as of the Company i.e. March 31, 2004.

II. The financial statements of the Group have been prepared in accordance with the Accounting Standards issued by the Institute of Chartered Accountants of India, and other generally accepted accounting principles.

b) Principles of consolidation:

The consolidated financial statements have been prepared on the following basis:

I. The financial statements of the Company and its subsidiary companies have been combined on a line-by-line basis by adding together like items of assets, liabilities, income and expenses. Intra-group balances and transactions, and unrealised profits or losses have been fully eliminated.

II. The Consolidated Financial Statements include the share of profit / loss of the associate companies which has been accounted as per the 'Equity method', as per which the share of profit / loss of each of the associate Companies has been added to / deducted from the cost of investments.

An Associate is an enterprise in which the investor has significant influence and which is neither a Subsidiary nor a Joint Venture of the investor.

III. The excess of cost to the Company of its investments in the subsidiary companies over its share of equity of the subsidiary companies, at the dates on which the investments in the subsidiary companies are made, is recognised as 'goodwill' being an asset in the consolidated financial statements. Alternatively, where the share of equity in the subsidiary companies as on the date of investment is in excess of cost of investment of the Company, it is recognised as 'capital reserve' and shown under the head 'Reserves and Surplus', in the consolidated financial statements.

IV. Minority interest in the net assets of consolidated subsidiaries consists of the amount of equity attributable to the minority shareholders at the dates on which investments are made by the Company in the subsidiary companies and further movements in their share in the equity, subsequent to the dates of investments as stated above.

c) The following subsidiary companies are considered in the consolidated financial statements:

		% voting power held	
		as at March 31, 2004	as at March 31, 2003
I.	Telco Construction Equipment Company Ltd	80.00	80.00
II.	Tata Technologies Ltd	95.38	96.12
III.	Sheba Properties Ltd	100.00	100.00
IV.	Minicar (India) Ltd	100.00	100.00
V.	HV Axles Ltd	100.00	99.11
VI.	HV Transmissions Ltd	100.00	99.00
VII.	Tata Technologies U.S.A.	95.38	96.12
VIII.	Telco Dadajee Dhackjee Ltd	81.04	81.04
IX.	TAL Manufacturing Solutions Ltd	100.00	99.47
X.	Daewoo Commercial Vehicle Co. Ltd (acquired on March 30, 2004)	100.00	—

Each of the above companies are incorporated in India except Tata Technologies, U.S.A. and Daewoo Commercial Vehicle Co. Ltd which are incorporated in the United States of America and Korea respectively.

Basis of Consolidation and Significant Accounting Policies (contd.)

2. **Significant Accounting Policies:**

(a) **Revenue Recognition**

Sales are inclusive of income from services, excise duty, export incentives and exchange fluctuations on export receivables and are net of trade discount.

Revenue from software consultancy on time and materials contracts is recognised based on certification of time sheet and billed to clients as per the terms of specific contracts. On fixed price contracts, revenue is recognised based on milestone achieved as specified in the contracts on the proportionate completion method on the basis of the work completed. Revenue from rendering annual maintenance services is recognised proportionately over the period in which services are rendered. Revenue from the SAP end user licenses is recognised on transfer of user licenses.

Revenue from fixed price construction contracts is recognised on the percentage of completion method, measured by reference to the quantum of work carried out. Revenue in respect of contracts in progress at the year-end is recognised at cost plus attributable profits, where applicable, and included under "Sale of Products and Services", in the Profit and Loss Account. Provision for foreseeable loss on contracts in progress is made fully.

(b) **Depreciation**

Depreciation is provided on straight line basis (SLM) over the estimated useful lives, of the assets except for assets acquired before April 1, 1975, which are depreciated on a written down value basis. Estimated useful lives of the assets are as follows:

Type of Asset	Estimated useful life (years)
Factory Building	20 to 40
Plant & Equipment	9 to 20
Computers	3 to 6
Vehicles	3 to 10
Furniture & fixtures	3 to 20
Technical know-how	2 to 10

In respect of the assets of the Company, whose useful life has been revised, the unamortised depreciable amount has been charged over the revised remaining useful life.

(c) **Product Development Cost**

Product development cost incurred on new vehicle platforms, variants on existing platforms and new vehicle aggregates are recognised as Intangible Assets (included under Fixed Assets) and amortised over a period of thirty six months to sixty months from commencement of commercial production.

Product development costs relating to minor product enhancement, facelift and upgrades are charged off to the Profit and Loss Account as and when incurred.

(d) **Fixed Assets**

Fixed Assets are stated at cost of acquisition or construction less accumulated depreciation/amortisation. All costs relating to the acquisition and installation of fixed assets are capitalised and, except for technical know-how and product development cost, include financing costs relating to borrowed funds attributable to construction or acquisition of fixed assets, up to the date the asset is ready for intended use, net of charges on foreign exchange contracts and adjustments arising from exchange rate variations relating to specific borrowings, attributable to those fixed assets.

(e) **Leases**

Assets acquired under finance leases are recognised at the lower of the fair value of the leased assets at inception and the present value of minimum lease payments. Lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to periods during the lease term at a constant periodic rate of interest on the remaining balance of the liability. Assets given under finance leases are recognised as receivables at an amount equal to the net investment in the lease and the finance income is based on a constant rate of return on the outstanding net investment.

(f) **Transactions in Foreign Currencies**

Transactions in foreign currencies are recorded at the exchange rates prevailing on the date of the transaction. Foreign currency monetary assets and liabilities are translated at year end exchange rates. Exchange difference arising on settlement of transactions and translation of monetary items are recognised as income or expense in the year in which they arise, except in respect of the liabilities for the acquisition of fixed assets, where such exchange difference is adjusted in the carrying value of the fixed assets.

Basis of Consolidation and Significant Accounting Policies (contd.)

Premium or discount on forward contracts is amortised over the life of such contract and is recognised as income or expense, except in respect of the liabilities for the acquisitions of fixed assets, where such amortisation is adjusted in the carrying value of the fixed assets. Foreign currency options are stated at market value.

On consolidation, the assets and liabilities of the Group's overseas operations are translated at exchange rates prevailing on the balance sheet date. Income and expenditure items are translated at the average exchange rates for the period. Exchange differences arising are recognised in the Group's Translation Reserve classified under Reserves and Surplus.

(g) Product Warranty Expenses

Product warranty expenses are scientifically determined based on past experience and estimates, and are accrued in the year of sale.

(h) Hire-Purchase Income / Finance Income from Lease / Income from Vehicle Loans

Finance and service charges on hire-purchase, loan contracts and finance income in respect of vehicles, excavators and plant given on lease are accounted for by using the Internal Rate of Return method. Consequently, a constant rate of return on the net outstanding amount is accrued over the period of contract up to the year end. Income recognition is in line with the prudential norms issued by the Reserve Bank of India for Non-Banking Finance Companies, though the Company does not fall in the definition of a Non-Banking Finance Company. Provisioning for doubtful instalments has also been made in line with the said norms.

(j) Inventories

Inventories are valued at lower of cost and net realisable value. Cost is ascertained on a moving weighted average /monthly moving weighted average basis. Cost of work-in-progress and finished goods are determined on full absorption cost basis.

Construction contracts in progress as at the year end is included under "inventories" in the Balance Sheet at cost plus attributable profits. Profit estimated and accounted in respect of work in progress of such contracts, is on the basis of technical and other estimates towards percentage of completion and costs to completion.

(k) Retirement Benefits

Retirement benefits are dealt with in the following manner:

I. The liability for Superannuation (for certain employees) and Gratuity is ascertained by an independent actuarial valuation. The liability so determined and contribution to Provident Fund / Superannuation Fund is provided for.

II. Provisions for incremental liability in respect of encashable privilege leave on separation and post-retirement medical benefits are made as per independent actuarial valuation at the year-end.

(l) Investments

I. Long term investments are stated at cost less permanent diminution in value, if any.

II. Investment in associate companies are accounted as per the 'Equity method', as per which the share of post acquisition reserves of each of the associate companies has been added to / deducted from the cost of investments.

III. Current investments comprising investments in mutual funds are stated at lower of cost and fair value, on a portfolio basis.

(m) Taxes on Income

Current tax is the amount of tax payable on the taxable income for the year as determined in accordance with the provisions of the Income-tax Act, 1961.

Deferred tax is recognised on timing differences, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods. Deferred tax assets in respect of unabsorbed depreciation and carry forward of losses are recognised if there is virtual certainty that there will be sufficient future taxable income available to set-off such losses.

(n) Business Segments

The Group's reportable operating segment consists of Automotive and Others.

The Company and one of its subsidiary companies Daewoo Commercial Vehicle Co. Ltd. (DWCV), are exclusively engaged in the business of automotive products consisting of all types of commercial and passenger vehicles, which are considered by the Management to constitute a single Automotive segment. Others primarily include construction equipment, engineering solutions, automotive components and software operations of subsidiaries. Segment revenues, expenses and results include transfers between business segments. Such transfers are undertaken either at competitive market prices charged to unaffiliated customers for similar goods or at contracted rates. These transfers are eliminated on consolidation.

(o) Miscellaneous Expenditure (to the extent not written off or adjusted)

I. Expenditure on Enterprise Resource Planning Software is amortised over a period of 24 to 36 months from the month of commencement of the project.

II. Costs under individual Employee Separation Schemes are amortised over a period between 24 to 84 months depending upon the estimated future benefit.

Schedule forming part of the consolidated balance sheet and profit and loss account

"14"[Item No. 15] **(Rs. in crores)**

		As at March 31, 2004	As at March 31, 2003
(A)	**Notes to balance sheet**		
1	(a) Claims against the Company not acknowledged as debts	**298.76**	382.88
	(b) Provision not made for income tax matters in dispute	**115.39**	138.46
	(c) The counter claim made by a party upon termination of distributorship arrangement by the Company is **GBP 4.432 million** (as at March 31, 2003 GBP 4.432 million) equivalent to **Rs. 35.30 crores** (as at March 31, 2003 Rs. 32.43 crores).		
2	The claims/liabilities in respect of other matters where the issues were decided in favour of the Company for which department is in futher appeal	**136.76**	108.21
3	Estimated amount of contracts remaining to be executed on capital account not provided for	**220.77**	63.75
4	Other money for which the Company is contingently liable:		
	(a) In respect of bills discounted and export sales on deferred credit	**274.57**	332.44
	(b) Guarantees given for :		
	(i) Liability in respect of receivables assigned by way of securitisation	**61.76**	91.79
	(ii) Cash Margins / Collateral	**57.43**	24.28
	(iii) Others	**1.97**	3.13
	(c) Pursuant to an option agreement entered with ICICI Bank, the Company is under an obligation to purchase or arrange to purchase Preference Shares of Tata Finance Ltd subject to occurence of certain specified events	**150.00**	150.00
	(d) The Company has given a guarantee for Non-Convertible Debentures issued by Tata Finance Ltd	**23.54**	—
5	Major components of deferred tax arising on account of timing differences are:		
	Liabilities:		
	Depreciation	**(688.40)**	(649.63)
	Others	**(63.33)**	(66.82)
		(751.73)	(716.45)
	Assets:		
	Unabsorbed depreciation	**37.67**	404.24
	Unabsorbed business loss	**15.86**	79.02
	Employee separation cost	**29.75**	37.72
	Provision for doubtful debts	**61.77**	58.24
	Others	**72.98**	36.25
		218.03	615.47
	Net Deferred Tax Liability	**(533.70)**	(100.98)

Schedule forming part of the consolidated balance sheet and profit and loss account

(Rs. in crores)

"14"[Item No. 15] (contd.)

	As at March 31, 2004	As at March 31, 2003
6 (A) **Disclosure in respect of finance leases:**		
(i) **Assets given on Lease:**		
(a) (i) Total Gross investment in the leases	**270.25**	631.94
Total Gross investment in the leases for a period:		
Not later than one year	**145.97**	280.98
Later than one year and not later than five years	**124.28**	350.96
(ii) Present value of the minimum lease payments receivables	**235.20**	537.75
Present value of the minimum lease payments receivable:		
Not later than one year	**112.11**	223.04
Later than one year and not later than five years	**123.09**	314.71
(b) Unearned finance income	**35.05**	94.19
(c) Unguaranteed residual values acruing to the benefit of the lessor	**-**	0.04
(d) The accumulated provision for the uncollectible minimum lease payments receivable	**11.65**	11.27
(e) A general description of significant leasing arrangements: Finance lease and Hire purchase agreements: The Group has given owned manufactured vehicles, and machines and equipment on Hire purchase/Lease. The contingent lease rentals is based on bank interest rate and depreciation in respect of the assets given on lease.		
(ii) **Assets taken on lease:**		
(a) (i) Total of minimum lease payments	**3.64**	26.60
The total of minimum lease payments for a period:		
Not later than one year	**1.28**	24.86
Later than one year and not later than five years	**2.36**	1.74
(ii) Present value of minimum lease payments	**3.02**	25.74
Present value of minimum lease payments for a period:		
Not later than one year	**0.98**	24.28
Later than one year and not later than five years	**2.04**	1.46
(b) A general description of the significant leasing arrangements: Upon payments of all sums due towards the agreement, the Group has the option of acquiring the assets. During the lease period, the Group can neither sell, assign, sublet, pledge, mortgage, charge, encumber, or part with possession of the assets, nor create or allowed to create any lien on the assets. In addition, the Group has machines and equipment which are under renewable secondary lease.		
(B) **Disclosure in respect of operating leases:**		
(i) **Assets given on Lease:**		
(a) Total Gross investment in the leases	**2.21**	2.21
The accumulated depreciation as on March 31, 2004	**0.55**	0.30
Depreciation recognised in the statement of profit and loss account for the year	**0.25**	0.25
(b) The future minimum lease payments under non-cancellable operating leases in aggregate and due not later than one year	**1.06**	1.12
(c) A general description of significant leasing arrangements: The company has leased out machines under operating leases to its customers.		
(d) As per Accounting policy adopted, intial direct costs incurred on these leasing transactions have been recognised in the profit and loss account.		
(ii) **Assets taken on lease:**		
(a) Total of minimum lease payments	**1.28**	2.32
The total of minimum lease payments for a period:		
Not later than one year	**1.12**	1.13
Later than one year and not later than five years	**0.16**	1.19
(b) Lease payments recognised in the statement of profit and loss for the year	**1.17**	1.02
(c) A general description of significant leasing arrangements: The company has entered into operating lease arrangements for computers and office equipments from various vendors.		

Schedule forming part of the consolidated balance sheet and profit and loss account

"14" [Item No.15] (contd.)

(A) Notes to balance sheet (contd.)

7 Related party disclosures for the year ended March 31, 2004

A) Related Party and their relationship

Associates

Concorde Motors Ltd
Tata AutoComp Systems Ltd
Tata Cummins Ltd
Tata Finance Ltd (Up to October 6, 2003)
Tata International Ltd
Tata Precision Industries Pte. Ltd
NITA Company Ltd
Tata Sons Ltd (Investing Party)
Tata Engineering Services Pte. Ltd (Due to Common Key Management Personnel)

Key Management Personnnel

Mr Ravi Kant
Mr Praveen P Kadle
Dr V Sumantran

In Subsidiary Companies

Mr P R McGoldrick
Mr L K Pahwa
Mr R Sinha
Mr Y Nath
Mr S C Singha
Mr P K Mahtha

B) Transactions with the related parties

(Rs. in crores)

	Associates	Key Management Personnel (including relatives)	Total
Purchase of Goods	**711.65**	-	**711.65**
	534.94	-	534.94
Sale of Goods	**340.39**	-	**340.39**
	257.32	-	257.32
Purchase of Fixed Assets	-	-	-
	0.28	-	0.28
Sale of Fixed Assets	-	-	-
	0.26	-	0.26
Receiving of Services	**54.90**	**4.56**	**59.46**
	49.47	3.46	52.93
Rendering of Services	**5.18**	-	**5.18**
	4.84	-	4.84
Finance given (including loans and equity)	**145.91**	-	**145.91**
	76.78	-	76.78
Finance taken (including loans and equity)	**27.99**	-	**27.99**
	123.00	-	123.00
Interest/Dividend paid/(received)	**52.51**	**0.03**	**52.54**
	6.69	-	6.69
Amount receivable	**17.14**	-	**17.14**
	30.93	-	30.93
Provision for doubtful debts	**0.01**	-	**0.01**
	2.51	-	2.51
Amount payable	**50.48**	-	**50.48**
	47.91	0.03	47.94
Amount receivable (in respect of loans)	**13.50**	**0.44**	**13.94**
	-	0.44	0.44
Amount payable (in respect of loans)	-	-	-
	0.02	-	0.02
Guarantees and collateral given	**173.54**	-	**173.54**
	150.00	-	150.00

C) Disclosure in respect of material transactions with a related party

(i) Purchase of Goods	Tata Cummins Ltd	711.35
(ii) Sale of Goods	Tata Cummins Ltd	64.17
	Concorde Motors Ltd	224.55
	NITA Company Ltd	34.55
(iii) Receiving of Services	Tata International Ltd	7.91
	Tata Finance Ltd	6.79
	Tata Sons Ltd	36.74
(iv) Rendering of Services	Tata Cummins Ltd	4.24
	Tata International Ltd	0.60
(v) Finance given (including loans and equity)		
Inter-corporate deposit	Tata Finance Ltd	70.00
(vi) Finance taken (including loans and equity)		
Inter-corporate deposit	Tata Sons Ltd	15.00
Warrants redeemed	Tata Sons Ltd	12.18
(vii) Interest/Dividend paid/(received)		
Dividend paid	Tata Sons Ltd	58.39
(viii) Guarantees and collateral given		
Guarantees given	Tata Finance Ltd	173.54

Schedule forming part of the consolidated balance sheet and profit and loss account

"14"[Item No. 15] (contd.)

(A) Notes to balance sheet (contd.)

8 Consolidated Segment Information for the year ended March 31, 2004

(Rs. in crores)

		Automotive	Others	Eliminations	Total
a)	**Revenue**				
	External sales and other income	**13181.25**	**743.47**	-	**13924.72**
		9053.31	559.02	-	9612.33
	Inter segment sales and other income	**48.45**	**333.20**	**(381.65)**	-
		43.60	287.04	(330.64)	-
	Total Revenue	**13229.70**	**1076.67**	**(381.65)**	**13924.72**
		9096.91	846.06	(330.64)	9612.33
b)	**Segment Results before interest, extraordinary items and tax**	**1448.60**	**133.90**	**6.90**	**1589.40**
		777.28	47.19	5.50	829.97
c)	i) Income from investments				**56.20**
					18.96
	ii) Interest expense (net)				**(193.78)**
					(325.43)
	iii) Write back/(Provision) for contingencies				-
					20.00
	iv) Extraordinary item				**(6.95)**
					-
d)	**Profit before tax**				**1444.87**
					543.50
	Provision for taxation				
	i) Current tax				**(107.39)**
					(24.52)
	ii) Deferred tax				**(423.38)**
					(201.88)
e)	**Profit after tax**				**914.10**
					317.10
f)	**Segment Assets**	**8050.14**	**914.38**	**(316.44)**	**8648.08**
		6235.86	925.11	(334.83)	6826.14
g)	**Segment Liabilities**	**4791.55**	**250.23**	**(19.70)**	**5022.08**
		3346.88	221.47	(54.70)	3513.65
h)	**Other information**				
	i) Depreciation and Amortisation	**382.75**	**51.96**	**(9.15)**	**425.56**
		362.13	47.65	(7.88)	401.90
	ii) Product development expenses	**51.64**	-	-	**51.64**
			-		-
	iii) Amortisation of deferred revenue expenditure	-	**11.65**	-	**11.65**
		-	20.28	-	20.28
	iv) Other non cash expenditure	**36.44**	**5.65**	-	**42.09**
		81.48	5.82	-	87.30
	v) Capital expenditure	**806.35**	**20.44**	-	**826.79**
		283.31	46.95	-	330.26
j)	**Segment Assets exclude:**				
	i) Goodwill (on consolidation)				**70.01**
					73.63
	ii) Investments				**2353.76**
					727.62
	iii) Advance tax				**39.48**
					131.27
	iv) Miscellaneous expenditure (to the extent not written off or adjusted)				**34.72**
					58.76
					2497.97
					991.28
k)	**Segment Liabilities exclude:**				
	i) Minority interest				**46.26**
					41.13
	ii) Provision for taxation				**26.81**
					7.03
	iii) Loans Secured				**1148.14**
					1356.10
	iv) Loans Unsecured				**550.28**
					433.55
	v) Deferred tax liability				**533.70**
					100.98
	vi) Proposed dividend and tax thereon				**163.11**
					144.97
					2468.30
					2083.76

Schedule forming part of the consolidated balance sheet and profit and loss account

"14" [Item No. 22] (Rs. in crores)

(B) Notes to profit and loss account:

			2003-04	2002-03
(1) Interest:				
(i) Discounting charges (net)		**111.50**		95.06
(ii) Others		**120.24**		269.19
			231.74	364.25
Less: (i) Transferred to Capital account		**4.17**		10.58
(ii) Interest received on bank and other accounts		**33.79**		28.24
			37.96	38.82
			193.78	325.43

(2) Consequent to the Accounting Standard on 'Intangible Assets' (AS 26) becoming applicable, expenditure on product development which was earlier classified as deferred revenue expenditure is now accounted in accordance with the said Standard. Accordingly,

i) Product development cost including technical know-how on new vehicle platforms, variants on existing platforms and new vehicle aggregates are recognised as Intangible Assets and included under Fixed Assets. There is no effect of this change on the profit for the year, as the period of amortisation is consistent with that followed in the previous year.

ii) Product development expenditure relating to minor product enhancement, facelifts, upgrades etc., (including cost of incomplete development) amounting to Rs. 51.64 crores (including Rs. 30.06 crores incurred as at March 31, 2003) has been charged off during the year to Profit and Loss Account.

		2003-04	2002-03
(3) Earnings Per Share:			
(a) Profit for the year	Rs. crores	**915.29**	297.12
(b) The weighted average number of Ordinary Shares for Basic EPS	Nos	**32,83,06,904**	31,97,77,525
(c) The nominal value per Ordinary Share	Rupees	**10**	10
(d) Earnings Per Share (Basic)	Rupees	**27.88**	9.29
(e) Profit for the year for Basic EPS	Rs. crores	**915.29**	297.12
Add: Interest payable on outstanding Foreign Currency Convertible Notes	Rs. crores	**1.05**	-
(f) Profit for the year for Diluted EPS	Rs. crores	**916.34**	297.12
(g) The weighted average number of Ordinary Shares for Basic EPS	Nos	**32,83,06,904**	31,97,77,525
(h) Add: Adjustment for Options relating to warrants, fractional coupons and Foreign Currency Convertible Notes	Nos	**2,89,35,035**	57,71,591
(j) The weighted average number of Ordinary Shares for Diluted EPS	Nos	**35,72,41,939**	32,55,49,116
(k) Earnings Per Share (Diluted)	Rupees	**25.65**	9.13

Schedule forming part of the consolidated balance sheet and profit and loss account

"14"[Item No. 22] (contd.)

(B) Notes to profit and loss account (contd.)

(4) The share of profit / loss in respect of investments in associate companies include the figures which are considered as per the unaudited financial statements / profit and loss account for the year ended March 31, 2004, as per the details given below:

Rs. in crores

Name	**Share of Profit/(Loss) up to March 31, 2004**	**Profit/(Loss) for the year ended March 31, 2004**
Tata Cummins Ltd	**16.97**	**17.63**
Tata International Ltd	**15.91**	**3.74**
Tata AutoComp Systems Ltd	**(13.82)**	**12.60**
Tata Precision Industries Pte. Ltd	**(3.95)***	**(4.27)**
	15.11	**29.70**

* The share of loss restricted to carrying cost of investment.

(5) Acquisition of Daewoo Commercial Vehicle Co. Ltd (DWCV), Korea

During the year, the Company acquired DWCV. The Company purchased equity shares for KRW 60.3 billion (Rs. 253.04 crores, including other expenses of Rs. 20.10 crores incurred for acquisition) and provided a Letter of Undertaking to Citigroup Global Markets Asia Limited for a loan of KRW 60.3 billion (Rs. 232.94 crores) to DWCV. DWCV is engaged in the manufacture, sale and distribution of commercial vehicles.

DWCV contributed Rs. 5.77 crores of revenue and Rs. 0.45 crore of profit after tax for the period between the date of acquisition and the balance sheet date. As at March 31, 2004 the consolidated balance sheet includes net assets of Rs. 587.97 crores relating to DWCV.

(6) In accordance with the provisions of Section 78 read with Section 100 of the Companies Act, 1956 and the approval of the High Court of Judicature at Mumbai, HV Axles Ltd and HV Transmissions Ltd, subsdiary companies, have during the year adjusted against Securities Premium account, the balance in the miscellaneous expenditure of Rs. 4.21 crores and Rs. 4.43 crores respectively (net of deferred tax Rs. 2.36 crores and Rs. 1.97 crores respectively) and the debit balance in the profit and loss account of Rs. 16.97 crores and Rs. 29.16 crores respectively. Consequently, miscellaneous expenditure, net of deferred tax, and goodwill recorded in prior years has been written off.

(7) Scheme of Arrangement for takeover of Sales and Service Division of Concorde Motors Ltd, an associate by Minicar (India) Ltd, a subsidiary

Application has been filed in the High Courts of New Delhi and Mumbai for demerger of Sales and Service Division of Concorde Motors Ltd (CML) with Minicar (India) Ltd (Minicar). As per the scheme of demerger the sales and service business of CML shall be transferred to Minicar, on the appointed date i.e. with effect from January 1, 2004. In view of the pendency of the matter before the jurisdictional High Courts of both the companies, no effect has been given in the consolidated financial statements.

(8) TAL Manufacturing Solutions Ltd., a subsidiary has substantial accumulated losses. The subsidiary company has incurred cash losses in the current year. However, the accounts of the subsidiary company has been prepared on a going concern basis, on account of the financial support by the company.

(C) Other notes :

(1) Figures pertaining to the subsidiary companies have been reclassified wherever necessary to bring them in line with the parent company's financial statements.

(2) Previous year's figures have been re-grouped where necessary.

(3) Comparative figures for 2002-03 are shown in brackets.

(4) The name of the Company has been changed from Tata Engineering and Locomotive Company Limited to Tata Motors Limited with effect from July 29, 2003.

Details of Subsidiary Companies

Rs. in crores

Name of Subsidiary Company	Telco Construction Equipment Company Limited	Tata Technologies Limited	TAL Manufacturing Solutions Limited	HV Axles Limited	HV Transmissions Limited	Sheba Properties Limited	Minicar (India) Limited	Telco Dadajee Dhackjee Limited	Tata Technologies, USA (TT-US) #	Daweoo Commercial Vehicle Co. Ltd (DWCV) #
1 Capital	100.00	10.59	75.00	45.00	40.00	75.00	0.05	0.73	0.70	57.35
2 Reserves & Surplus (adjusted for debit balance in P & L Acoount, where applicable)	105.31	21.77	(103.80)	45.90	28.15	7.66	2.28	17.52	(2.95)	530.62*
3 Total Assets (Fixed Assets+Current Assets)	504.18	71.94	85.60	130.94	141.59	5.38	2.40	19.14	11.03	1123.82
4 Total Liabilities (Debts+Current Liabilities)	302.48	52.15	114.40	73.05	73.44	14.43	0.07	0.89	13.28	536.33
5 Investments	3.61	12.57	-	33.01	-	91.71	-	-	-	0.48
6 Total Income (including excise duty, where applicable)	730.73	132.94	76.51	117.63	106.82	1.90	0.87	1.11	41.49	** 5.77
7 Profit before Tax	37.88	6.82	(33.19)	47.96	30.11	1.10	0.81	1.01	1.05	0.56
8 Provision for Tax/(Write back)	17.21	(0.06)	-	18.27	12.78	(0.27)	0.35	0.39	-	0.11
9 Profit after Tax	20.67	6.88	(33.19)	29.69	17.33	1.37	0.46	0.62	1.05	0.45
10 Proposed Dividend and Tax thereon	5.64	3.57	-	7.61	6.77	-	-	0.50	-	-

The financial statements of TT-US and DWCV are in US $ and Korean Won respectively, which are converted into Indian Rupees on the basis of appropriate exchange rate.

* Includes Rs. 233.93 crores in DWCV being Reserve on restructuring prior to acquisition.

** DWCV was acquired on March 30, 2004, therefore, the income statement is for a period of 2 days (figures as per item 6 to 9 above).

TATA MOTORS

Registered Office: Bombay House 24 Homi Mody Street Mumbai - 400 001.

Attendance Slip

Members attending the Meeting in person or by Proxy are requested to complete the attendance slip and hand it over at the entrance of the meeting hall.

I hereby record my presence at the FIFTY-NINTH ANNUAL GENERAL MEETING of the Company at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai-400 020, at 3.30 p.m. on Thursday, July 8, 2004.

....

Full name of the Member (in block letters) Signature

Folio No.: .... DP ID No.* .... Client ID No.* ....

* Applicable for member holding shares in electronic form.

....

Full name of the proxy (in block letters) Signature

NOTES : 1. Member/Proxyholder wishing to attend the meeting must bring the Attendance Slip to the meeting.
2. Member/Proxyholder desiring to attend the meeting should bring his copy of the Annual Report for reference at the meeting.

TATA MOTORS

Registered Office: Bombay House 24 Homi Mody Street Mumbai - 400 001.

Proxy

I/We ....

of.. in the district of .... being

a Member/Members of the above named Company, hereby appoint ....

.... of .... in the district of .... or failing

him .... of.. in the district of..

....as my/our Proxy to attend and vote for me/us and on my/our behalf at the Fifty-Ninth Annual General Meeting of the Company, to be held on Thursday, July 8, 2004 or at any adjournment thereof.

Signed this .... day of 2004

Folio No.: .... DP ID No.* .... Client ID No.* ....

* Applicable for members holding shares in electronic form.

No. of Shares

Signature

Affix
15 Paise
Revenue
Stamp

This form is to be used **In favour of / ** against the resolution. Unless otherwise instructed, the Proxy will act as he thinks fit.

** Strike out whichever is not desired.

NOTES:(i) The Proxy must be returned so as to reach the Registered Office of the Company, Bombay House 24 Homi Mody Street Mumbai 400 001, not less than FORTY-EIGHT HOURS before the time for holding the aforesaid meeting.

(ii) Those members who have multiple folios with different jointholders may use copies of this Attendance Slip/Proxy.

TATA

Annexure to Directors' Report

Information as per Section 217(2A) of the Companies Act, 1956 and the Companies (Particulars of Employees) Rules, 1975 and forming part of the Directors' Report for the year ended March 31, 2004

Sr. No.	Name	Age (Years)	Designation/ Nature of duties	Gross Remuneration Rs.	Net Remuneration Rs.	Qualifications	Experience (Years)	Date of Joining	Last employment Designation-period
1	Aher A V *	58	General Manager (Quality Assurance)	38,23,337	21,58,939	B.E. (Met.)	37	13-Dec-66	—
2	Akarte R R	58	General Manager (ERC)	29,23,225	18,40,884	M.Tech. (Machine Design)	36	11-Jan-69	Director Tech. Education Asst. Lecturer - 1yr.
3	Ambardekar S N	53	Dy. General Manager (Prodn. Engg.)	25,30,303	15,89,561	B.E.(Mech.)	31	5-Sep-72	—
4	Apte M S *	60	Asst Manager (Dev.)	1,96,552	1,86,750	Mech. Draughtsman	39	1-Aug-63	Kirloskar Pneumatic Co., Typist - 2 mths.
5	Arya Atam Prakash	56	Sr. Vice President (Jsr. & Lucknow Works)	56,89,942	35,28,674	B. Sc. Engg. (Mech.) M.S. (Mfg. Tech. & Prj. Mgmt.)	34	11-Jul-96	H.A.L.-Gen.Manager - 27 yrs.
6	Avari P K *	60	General Manager (Corporate Planning)	31,74,821	18,98,735	D.M.E.	34	2-Jun-69	M.E.R.I.L, Jr. engg - 1 yr.
7	Banerjee Subrata *	60	AGM (CEM)	23,62,336	13,76,680	B.E. (Mech.), P.G.D.B.M	38	1-Nov-65	—
8	Bedekar V N	56	Gen Manager (Matls.)	29,71,472	18,55,836	B.E. (Mech.), P.G.D.B.M.	32	5-Jul-71	—
9	Brahmane M L *	58	Sr Safety Officer	2,10,711	2,07,813	Diploma in Industrial Safety	25	1-Aug-77	Indian Air Force, Sergeant - 15 yrs.
10	Bijlani R A	56	Head (NPI Projects) CVBU	25,92,866	16,21,130	B.Tech.(Elect.) ,M M S.	32	1-Jun-71	—
11	Chakraborty R	59	Chief (Strategic Sourcing)	33,23,648	20,97,892	B.Tech. (Mech.), A.I.C.W.A	37	1-Mar-77	Industrial Reconstruction Corpn of India Ltd., Industrial Finance Officer (Technical) - 4 yrs.
12	Choubey Tirth Raj *	57	Manager (Quality Assurance)	8,07,797	7,51,733	B.E. (Met), Diploma I.E.	26	28-Apr-77	Indian Tube Co., Met. Observor - 5 yrs.
13	Chaudhuri J B *	60	AGM (ERC)	23,46,461	15,31,769	B.E. (Mech.), M.E. (Mech.)	24	5-Jan-80	BEML (KGF), Dev. Engineer - 2 yrs.
14	Deshmane S S *	53	Manager (A P P & C)	11,88,938	10,18,888	D.M.E.	32	16-Oct-72	Kirloskar Kisan Equipment Ltd., Jr. Engineer - 2 yrs.
15	Dayal (Dr) R *	60	Asst.General Manager (Tech. &Prod. services) Car Div.	9,24,437	4,89,665	B.Sc M.Tech. PhD.M.A.(Russian)	33	1-Apr-70	Praga Tolls Ltd. Design Engineer - 4 mths.
16	Dube Rajiv	42	Vice President (Commercial-PCBU)	40,02,391	24,99,361	B.E. (Mech.), P.G.D.B.M	21	1-Apr-98	Tata Industries Ltd., General Manager - 1 yr.
17	Gavit B J *	55	Dy Manager (P P & C)	13,76,907	10,22,848	D.M.E.	29	6-Aug-74	Raja Bahadur Motilal Mills, Supervisor - 2 yrs.
18	Ghosh R K	57	General Manager (Non Vehicle Business)	29,33,499	18,58,592	M.Tech, M.B.A	33	15-Oct-70	—
19	Gurav P Y	50	General Manager (Corporate Finance - Accounts & Taxation)	25,64,782	16,07,377	M.Com., A.C.A	25	1-Nov-01	Finolex Cables Ltd., CFO - 1 yr.
20	Girotra K C	56	General Manager (Lucknow Works & FBV)	28,27,700	18,01,346	B.Tech (Mech) M.E. (Prodn. Engg.)	31	14-Jan-81	W.I. Ltd Manager Prodn. Engg. - 1 Yr.
21	Gogna A S *	60	Dy. General Manager	28,17,881	16,09,489	B.E. (Mech.)	39	16-Apr-65	—
22	Harip S V *	60	Sr. Manager (Training)	3,78,008	2,62,044	B.E. (Mech.),M.M.S	28	1-Aug-64	—
23	Hiray S G	56	Gen Manager (Projects-PCBU)	27,01,388	16,85,151	B.E. (Mech.)	34	18-Aug-69	—
24	Hogg Anthony D L *	58	Dy.Manager (Forge)	7,98,001	7,00,351	S.S.L.C	40	4-Sep-63	—
25	Joshi C M *	54	Manager (Quality Assurance - Reliability)	13,89,045	11,74,166	B.E. (Elect.)	31	1-Mar-72	—
26	Kadle P P	47	Executive Director (Finance and Corporate Affairs)	1,16,75,549	87,27,460	B.Com.(Hons.), A.C.A. Grad.C.W.A.,A.C.S.	24	25-Oct-96	Tata Infor. Sys. Ltd. Vice-President, (Finance) - 5 yrs.
27	Kant Ravi	59	Executive Director (Commercial Vehicles Business Unit)	1,19,48,913	89,46,387	M.Sc.-Mgmt.Tech.-Univ. of Aston U.K, B.Tech. (Hons) Metallurgical	37	1-Feb-99	Philips India Ltd., Director - 1 yr.
28	Krishnan S	49	Head (Car Product Group)	31,15,965	19,75,406	B.Sc., D.B.M, A.M.B.I.M. (London)	28	15-Jul-96	Mahindra & Mahindra Ltd., Dy. General Manager - 4 yrs.
29	Krishnan V	59	Vice President (Corporate Communications)	26,32,838	16,34,040	B.Sc (Physics, Maths)	37	18-Dec-00	Standard Chartered Bank, Head, External Affairs - 5 yrs.
30	Kumar Mithilesh *	53	Sr. Manager (Foundry)	10,00,312	7,62,174	B.E. (Elect.), P.G.D.B.M	32	1-Jul-71	—
31	Mallick R R*	41	Sr. Manager (Institutional Sales)	2,58,449	2,16,320	B.Sc. (Engg.), P.G.D.B.M	17	5-Aug-86	—
32	Mani Raman	57	General Manager (Customer Support-PCBU)	24,53,033	15,27,457	B.Sc. Engg. (Mech.)	35	18-Jun-68	—
33	Mani Shyam	50	Vice President (Sales & Marketing) CVBU	30,35,125	19,00,892	B.Tech.	29	23-Oct-00	Kinetic Engg, Ltd., Pune, Vice President (Sales & Mktg.) - one and half yrs.
34	Menon S U K	59	Vice President (Internal Audit)	33,24,914	21,07,245	B.Com, L.L.B, A.C.S	35	1-Aug-01	Tata Chemicals Ltd., CFO & Company Secretary - 6 years.
35	Mittal M *	52	Manager (Matls.)	3,89,922	3,48,293	B.Sc.(Mech), M.Tech. (Prodn & Indl.)	27	1-Dec-75	—
36	Mukherjee Amarendra *	59	Sr.Manager (CEM)	8,27,504	7,92,075	B.E. (Mech.)	30	20-Jan-73	HM Ltd., Asst.Proj.Engineer - 6 yrs.
37	Mukhopadhyay Sukumar *	60	General Manager (Services)	32,64,130	17,54,810	B.E. (Mech.)	35	3-Feb-69	ONGC, Asst.Engineer - 2 yr.

Sr. No.	Name	Age (Years)	Designation/ Nature of duties	Gross Remuneration Rs.	Net Remuneration Rs.	Qualifications	Experience (Years)	Date of Joining	Last employment Designation-period
38	Nagarajan R *	60	Divisional Manager (Spares Procurement)	16,95,336	10,92,188	M.Tech	36	21-Apr-67	—
39	Patel S *	54	Head (Projects) CVBU International Business	32,29,164	18,23,456	B.E. (Mech.), M.M.S	32	15-Dec-71	—
40	Pinto (Mrs) P V *	53	Asst. Manager	6,72,672	6,72,352	S.S.C.	33	2-Apr-76	Garware Nylons Ltd., Stenographer - 5 yrs.
41	Pradhan A G *	60	DGM (Forge & Foundry)	30,62,279	17,74,669	B.E. (Mech.), P.G.D.B.M	39	8-Oct-64	—
42	Rajarao M V	56	Gen Manager (Manufacturing)	33,03,442	20,82,586	B.E. (Met.)	33	13-Apr-70	—
43	Rajgopal G *	60	Manager (Matls.)	7,03,312	5,99,865	B.E. (Mech.)	24	14-Jul-89	Hyderabad Connectronics Ltd., Manager - 5 yrs.
44	Ramakrishnan C	48	Vice President (Chairman's Office)	40,63,569	25,32,198	B.Com.,C.A.,I.C.W.A	24	27-Nov-80	Balmer Lawrie & Co. Ltd.,Trainee - 1 yr.
45	Rama Rao K *	58	Sr. Manager (TSS, Orissa)	3,80,893	2,37,887	A.M.I.E, P.G.D.B.A	36	10-Mar-67	—
46	Rangan A S *	60	General Manager (Exports)	24,45,767	14,16,888	B.Sc, B.Tech, MBA	35	4-Jul-72	Larsen & Toubro, Graduate Engg - 3 yrs.
47	Rao K V H *	60	Divl. Manager (C V Factory)	14,88,509	8,80,972	D.M.E. (Automobiles)	35	5-Aug-68	HAL, Inspector - 3 yrs.
48	Rebello A I	57	Chief (Tata Motors Finance)	27,84,225	17,49,627	B.Tech., P.G.D.B.A	33	1-Feb-96	Tata Export, General Manager - Imports - 8 months.
49	Rohinesha H	59	Chief Legal Counsel	33,50,576	20,96,073	B.A., L.L.B., D.B.M	39	1-Sep-64	—
50	Saha B P *	60	Dy. General Manager (CEM & Planning)	18,96,151	12,83,785	B.E. (E & T.C), M.Tech (Electronics)	14	1-Jun-89	E.S.(P) Ltd., G.M - 5 yrs.
51	Sait Z	56	General Manager (Tech. Services)	26,23,108	16,44,028	B.Tech., P.G.D.B.M.	32	17-May-71	—
52	Sawai A V *	60	Sr Manager (MPL & Purchase)	7,86,931	6,33,922	B.Com., M.D.B.A.	23	10-Jul-79	B.G. Shirke, Store Officer - 2 yrs.
53	Singh C V	59	Vice President (Lucknow Works & FBV)	34,75,472	21,86,404	B. Tech (Elec.), M.Tech. (Computer Science)	35	10-Oct-68	—
54	Singh Ram Tawakya	58	General Manager (Manufacturing)	32,15,804	19,80,488	B.E. (Met)	34	4-Aug-69	—
55	Singh Santokh *	59	Sr.Engineer (QA)	5,38,232	5,21,161	Matric, ex-FTA	41	10-Oct-62	—
56	Srinivasulu M *	60	Sr. Manager (STDZN)	9,47,824	6,45,283	B.E.(Mech), M.M.S.	32	21-Jul-70	N.G.E.F Ltd, Jr. Engineer - 5 yrs.
57	Srivastava R M *	60	Sr. Manager (Dev.)	11,52,620	8,29,872	A.M.I.E., P.G.D.B.M.	29	15-Jan-74	Mazagaon Dock Ltd., Draughtsman - 6 yrs.
58	Sumantran (Dr.) V	45	Executive Director (PCBU & ERC)	1,01,58,339	73,21,077	B.Tech (Engg.) Ph.D (Engg.), Master in Mgt. of Technology	18	12-Nov-01	General Motors Corp. USA Director - 2 yrs.
59	Tawde S B *	60	Manager (Administration)	10,39,617	8,05,671	S.S.C, Diploma in Wireless Operations from I.A.Force	41	1-Mar-76	I.A.F, Wireless Operator - 9 yrs.
60	Telang P M	56	Sr. Vice President (Operations)	55,09,944	34,73,291	B.E (Mech), P.G.D.B.A.	35	1-Jun-72	Larsen & Toubro Ltd Asst. Engineer - 3 yrs.
61	Thakur P*	55	Area Manager (Mktg. & Cust. Mgmt.)	1,21,426	1,20,741	M.A, L.L.B	24	17-Jan-83	Prakash Publishing House - 4 months
62	Thakur R S	55	General Manager (Corporate Finance)	25,26,489	15,77,088	B.E (Mech.), Chart. Mgmt. Accountant (UK), P.G.D.B.M	31	2-Sep-72	—
63	Thatte J M	59	Vice President (Car plant)	32,79,531	20,44,536	B.E. (Mech.) C. Engg. M.I.Prod. Engg. (Lond.)	37	1-Jul-70	I.C.I.M., Tech. Asst. - 2 yrs.
64	Venkateshan K *	60	Divl. Manager (Auto Prodn.)	6,49,386	4,23,140	B.E. (Mech.)	30	18-Aug-72	Sundaram Fasteners Ltd., Sales Engineer - 2 yrs.
65	Verma C P *	56	Manager (Planning)	10,02,452	8,48,639	Dipl.in Mech	36	8-Mar-67	—
66	Verma Prem	46	Head - Sales & Marketing (LCV & SCV)	25,28,242	15,99,242	B.Com (Hons.), M.Com, Diploma Mktg. & Advtg.	26	25-Oct-00	Philips India Ltd., National Sales Mgr. - 2 yrs.
67	Verma V K	59	Head (Corporate Human Resources)	27,76,219	17,45,890	B.E. (Elect.), P.G.D.B.M	38	15-Feb-67	Govt. Polytechnic Lecturer - 8 mths.
68	Viswanathan T K *	60	Dy. Gen. Manager (TBEM, ISO & Six Sigma)	12,79,745	8,89,621	M.E. (Mech.)	39	6-Sep-76	M.I.D.C Ltd., Eng. (Service) - 2 yrs.

Notes :- (1) The Gross remuneration shown above is subject to tax and comprises salary,allowances, monetary value of perquisites as per income-tax rules and Company's contribution to provident fund and superannuation fund.

(2) In addition to the above remuneration, employees are entitled to gratutity, medical benefits, etc., in accordance with the Company's rules.

(3) The net remuneration is arrived at by deducting from the gross remuneration, income-tax, Company's contribution to provident fund, superannuation fund and the monetary value of non-cash perquisites, wherever applicable.

(4) The remuneration as disclosed above, includes performance linked payments for employees for the previous year, which were approved by the management during the year.

(5) All the employees have adequate experience to discharge the responsibilities assigned to them.

(6) The nature of employment in all cases is contractual.

(7) None of the employees mentioned above is a relative of any director of the Company.

(8) Asterisk against a name indicates that the employee was in service only for a part of the year.

On behalf of the Board of Directors

RATAN N TATA
Chairman

Mumbai, May 19, 2004

Awards & Recognition


CFBP

Uchit Vyavahar Puraskar - 2003 for Fair Business Practices conferred by CFBP (Council for Fair Business Practices).



The Commercial Vehicle Business Unit, Tata Motors, was inducted into the Balanced Scorecard Hall of Fame conferred by the prestigious Balanced Scorecard Collaborative Inc., for achieving excellence in overall Company performance.



The Tata Safari Petrol won the 'Most Improved Car Of The Year Award'- CNBC Autocar Awards 2003.



Tata Indigo campaign won the Effie Advertising Effectiveness Award for 2003.



Tata Motors, CVBU, Pune won the prestigious Handa Golden Key award instituted by INVEST (Indian Value Engineering Society).

- Tata Indica DLX won the "Best Car Award" in the Rs. 3 Lakh - Rs. 5 Lakh Category - BBC World's "Wheels 2003".
- Tata Indica Diesel was recognised as having the lowest cost of ownership in the industry by J.D. Power and NFO Automotive.
- Tata Indica was rated the "Best Diesel Small Car" with the best resale value amongst Diesel Small Cars by NFO Automotive, 2003.
- Tata Indigo rated the most exciting New Car of the Year - ICICI Overdrive, 2003.
- Tata Safari ranked highest in the MUV-SUV Segment of the JD Power Appeal Study 2003.
- Tata Sumo and Safari won awards for Creativity and Media Innovation respectively in 2003 from the Advertising Club, Mumbai.
- The Commercial Vehicle Business Unit of Tata Motors was presented a Commendation certificate for "Strong commitment to TQM" for the year 2003 by CII and EXIM Bank.
- Tata Motors won awards at the 14th National Convention of INSAAN (Indian National Suggestion Schemes Association).
- Tata Motors Pune was awarded second place in the national level competition on Energy Conservation Efforts in the automobile sector, conferred by the Bureau of Energy Efficiency.
- Tata Motors received 'India's Best Employer' 2003 award from Employees Provident Fund Organisation under the 'Best complying oldest establishment' category.

TATA MOTORS LIMITED

Bombay House 24 Homi Mody Street Mumbai 400 001

